As filed with the Securities and Exchange        Registration No. 33-62473
Commission on February 16, 1996                  Registration No. 811-2512


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-4
--------------------------------------------------------------------------------
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         Pre-Effective Amendment No. 1

                               and Amendment to

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

--------------------------------------------------------------------------------
    Variable Annuity Account B of Aetna Life Insurance and Annuity Company
                          (Exact Name of Registrant)

                   Aetna Life Insurance and Annuity Company
                              (Name of Depositor)

           151 Farmington Avenue, RE4C, Hartford, Connecticut 06156 (Address of Depositor's Principal Executive Offices) (Zip Code)

      Depositor's Telephone Number, including Area Code:  (860) 273-7834

                           Susan E. Bryant, Counsel
                   Aetna Life Insurance and Annuity Company
           151 Farmington Avenue, RE4C, Hartford, Connecticut  06156
                    (Name and Address of Agent for Service)

--------------------------------------------------------------------------------
Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective on February 23, 1996.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, Registrant has registered an indefinite number of securities under the Securities Act of 1933. Registrant expects to file a Rule 24f-2 Notice for the fiscal year ended December 31, 1995 on or before February 29, 1996.

                          VARIABLE ANNUITY ACCOUNT B
                             CROSS REFERENCE SHEET

Form N-4
--------           Part A (Prospectus)                  Location
Item No.           -------------------                  --------
--------
    1    Cover Page............................. Cover Page

    2    Definitions............................ Glossary of Special Terms

    3    Synopsis or Highlights................. Prospectus Summary; Fee Table

    4    Condensed Financial
         Information............................ Not Applicable

    5    General Description of Registrant,      The Company; Variable Annuity
         Depositor, and Portfolio Companies..... Account B; The Funds

    6    Deductions and Expenses................ Charges and Deductions;
                                                 Distribution; Commissions and
                                                 Distribution Expenses

    7    General Description of Variable
         Annuity Contracts...................... Contract Rights; Miscellaneous

    8    Annuity Period......................... Annuity Period

    9    Death Benefit.......................... Death Benefit

    10   Purchases and Contract Value .......... Purchase; Certificate Holder's
                                                 Account Values

    11   Redemptions............................ Contract Rights - Withdrawals;
                                                 Right to Cancel

    12   Taxes.................................. Tax Status

    13   Legal Proceedings...................... Miscellaneous - Legal
                                                 Proceedings

    14   Table of Contents of the Statement      Statement of Additional
         of Additional Information.............. Information - Table of Contents

                   AETNA LIFE INSURANCE AND ANNUITY COMPANY
   Marathon Service Unit, 151 Farmington Avenue, Hartford, Connecticut 06156
                           Telephone: 1-800-531-4547
                          VARIABLE ANNUITY ACCOUNT B

                              THE NEW RETIREMENT
                       NICHOLAS-APPLEGATE/AETNA ANNUITY
                         Prospectus Dated:      , 1996

This Prospectus describes the flexible premium deferred variable annuity contracts ("Contracts") issued by Aetna Life Insurance and Annuity Company (the "Company"). The Contracts allow individuals to accumulate values and elect payment of annuity benefits on a fixed or a variable basis. Group Contracts are offered to certain broker-dealers which have agreed to act as Distributors of the Contracts. (See "Contract Purchase -- Distribution.") Individuals who have established accounts with those broker-dealers are eligible to participate in the Contract. Individual Contracts are offered only in those states where the group Contracts are not authorized for sale.

The Contracts described in this Prospectus are (a) nonqualified deferred annuity contracts, and (b) contracts which may be available for use under
Section 408(b) of the Internal Revenue Code of 1988, as amended (the "Code") as Individual Retirement Annuities. See "Contract Purchase -- How to Purchase" and "Tax Status."

The securities offered in this Prospectus are distributed through the Company as the Underwriter, and by registered broker-dealers selected by it as Distributors. See "Contract Purchase -- Distribution."

Purchase Payments received under the Contracts on behalf of persons participating under group Contracts or individual Contract owners (collectively, "Certificate Holders") will be allocated at the Certificate Holder's direction to variable funding options or to a credited interest option for accumulation of values for the Certificate Holder's Account. Amounts allocated to the variable funding options will be deposited in Variable Annuity Account B (the "Separate Account"), a separate account of the Company, for investment in the variable funding options. The value of the Certificate Holder's Account will vary to reflect the performance of the variable funding options selected, and may be more or less than Purchase Payments made under the Contract.

This Prospectus is intended to describe the Contract provisions relating to the variable funding options (the "Funds") and the fees and expenses that may be charged in connection with investment in the Separate Account. Information with respect to the ALIAC Guaranteed Account ("Guaranteed Account"), is included in the Appendix to this Prospectus and in the prospectus for the ALIAC Guaranteed Account which should accompany this Prospectus. The ALIAC Guaranteed Account is offered only in those jurisdictions where it has been qualified for sale.

The variable funding options currently available through the Separate Account under the Contract described in this Prospectus are as follows:

  . Nicholas-Applegate Core Growth       . Nicholas-Applegate Diversified
    Series                                 Income Series
  . Nicholas-Applegate Emerging Growth   . Nicholas-Applegate International
    Series                                 Fixed Income Series
  . Nicholas-Applegate International     . Aetna Variable Encore Fund
    Growth Series
  . Nicholas-Applegate Value Series

The availability of the above Funds is subject to applicable regulatory authorization.

This Prospectus sets forth concisely the information about the Contracts and the Separate Account that a prospective investor should know before investing. Additional information about the Separate Account is contained in a Statement
of Additional Information ("SAI") dated      , 1996, which has been filed with
the Securities and Exchange Commission and is incorporated herein by reference. The Table of Contents for the SAI is contained in this Prospectus. An SAI may be obtained without charge by calling 1-800-531-4547.

THIS PROSPECTUS MUST BE ACCOMPANIED BY THE CURRENT PROSPECTUSES FOR THE FUNDS AND THE MARATHON GUARANTEED ACCOUNT. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

THE SECURITIES OFFERED BY THIS PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED

UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUSES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON IS AUTHORIZED BY THE COMPANY TO GIVE INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THE PROSPECTUSES, IN CONNECTION WITH THE OFFERS OF THE SECURITIES DESCRIBED IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE.

                               TABLE OF CONTENTS

                                                                            Page
GLOSSARY OF SPECIAL TERMS..................................................   4
PROSPECTUS SUMMARY.........................................................   6
FEE TABLE..................................................................   8
PERFORMANCE DATA...........................................................  10
THE COMPANY................................................................  11
VARIABLE ANNUITY ACCOUNT B.................................................  11
THE FUNDS..................................................................  11
 Fund Investment Adviser...................................................  12
 Mixed and Shared Funding..................................................  12
 Fund Additions and Limitations............................................  12
CONTRACT PURCHASE
 Purchase..................................................................  13
 Allocations...............................................................  13
 Purchase Payments.........................................................  13
 Designations of Beneficiary and Annuitant.................................  14
 Distribution..............................................................  14
CERTIFICATE HOLDER'S ACCOUNT VALUES
 Accumulation Units........................................................  14
 Net Investment Factor.....................................................  14
CONTRACT RIGHTS
 Right to Cancel...........................................................  15
 Rights Under the Contract and Account.....................................  15
 Transfers Among Investment Options........................................  15
 Dollar Cost Averaging Program.............................................  16
 Account Rebalancing Program...............................................  16
 Withdrawals...............................................................  16
 Reinstatement Privilege Following Withdrawal..............................  17
CHARGES AND DEDUCTIONS
 General...................................................................  17
 Maintenance Fee...........................................................  18
 Mortality and Expense Risk Charges........................................  18
 Administrative Expense Charge.............................................  18
 Transfer Fees.............................................................  18
 Deferred Sales Charge.....................................................  18
 Fund Expenses.............................................................  19

                                                                           Page
 Premium Tax..............................................................  20
 Commissions and Distribution Expenses....................................  20
ADDITIONAL WITHDRAWAL OPTIONS
 General..................................................................  20
 Estate Conservation Option...............................................  21
 Systematic Withdrawal Option.............................................  21
ANNUITY PERIOD
 Annuity Period Elections.................................................  22
 Partial Annuitizations...................................................  23
 Annuity Options..........................................................  23
DEATH BENEFIT
 General..................................................................  24
 Death Benefit Amount.....................................................  25
 Death Benefit Options Available to Beneficiary Under a Nonqualified
    Flexible Premium Contract.............................................  26
 Death Benefit Options Available to Beneficiary Under an IRA Rollover
    Contract..............................................................  27
TAX STATUS
 Introduction.............................................................  28
 Taxation of the Company..................................................  28
 Tax Status of the Contract...............................................  29
 Taxation of Annuities....................................................  29
 IRA Rollover Contracts...................................................  31
 Withholding..............................................................  31
 Possible Changes in Taxation.............................................  31
 Other Tax Consequences...................................................  32
MISCELLANEOUS
 Voting Rights............................................................  32
 Modification of the Contract.............................................  32
 Inquiries................................................................  33
 Telephone Transfers......................................................  33
 Transfer of Ownership; Assignment........................................  33
 Legal Proceedings........................................................  33
 Legal Matters............................................................  33
STATEMENT OF ADDITIONAL INFORMATION -- TABLE OF CONTENTS..................  34
APPENDIX: ALIAC Guaranteed
 Account..................................................................  35

                           GLOSSARY OF SPECIAL TERMS

As used in this Prospectus, the following terms have the meanings shown:

ACCUMULATION PERIOD: The period during which one or more Net Purchase Payments applied to a Certificate Holder's Account are invested to fund future annuity payments.

ACCUMULATION UNIT: A measure of the net investment results for each variable investment option during the Accumulation Period. The Accumulation Units for the applicable Funds are used to calculate the portion of the Certificate Holder's Account attributable to the Separate Account during the Accumulation Period.

ADJUSTED ACCOUNT VALUE: The Certificate Holder's Account Value plus or minus the aggregate market value adjustment.

ANNUITANT: The natural person on whose life the Annuity benefit under a Contract is based.

ANNUITY: A series of payments for life, for a definite period or a combination of the two.

ANNUITY DATE: The date on which Annuity payments commence.

ANNUITY OPTIONS: Annuity payment methods available during the Annuity Period.

ANNUITY PERIOD: The period of time during which Annuity payments are made.

ANNUITY UNIT: A measure of the net investment results for each variable investment option selected during the Annuity Period. Annuity Units are used to calculate the amount of each variable Annuity payment.

BENEFICIARY: The person entitled to receive any death benefit under a Contract.

CERTIFICATE: The document issued to a Certificate Holder for a Certificate Holder's Account established under a group Contract.

CERTIFICATE HOLDER: A person or entity (i.e., a Trustee for a Trust) who purchases or acquires an interest under a group Contract or who purchases an individual Contract. A Certificate Holder's spouse may have an interest in the same Certificate Holder's Account as a joint Certificate Holder. References to "Certificate Holders" in this Prospectus mean both of the Certificate Holders on Joint Accounts. The Company reserves the right to limit ownership to natural persons.

CERTIFICATE HOLDER'S ACCOUNT: A record established for each Certificate Holder to maintain values under a Contract.

CERTIFICATE HOLDER'S ACCOUNT VALUE: As of any Valuation Period, the dollar value of all amounts accumulated in a Certificate Holder's Account, including the value of the Accumulation Units, ALIAC Guaranteed Account and amounts deposited pursuant to the guaranteed death benefit.

CODE: Internal Revenue Code of 1986, as amended.

COMPANY: Aetna Life Insurance and Annuity Company.

CONTRACTS: Group variable deferred annuity contracts offered as Nonqualified Flexible Premium Contracts and Individual Retirement Annuity (IRA) Rollover Contracts. Individual variable deferred annuity contracts are offered in certain states.

DISTRIBUTOR(S): The registered broker-dealer(s) which have entered into selling agreements with the Company to offer and sell the Contracts. The Company may also serve as a Distributor.

EFFECTIVE DATE: The date on which a Contract or Certificate is issued to a Certificate Holder.

FUNDS: The open-end management investment companies offered as variable funding options for the investment of assets of the Separate Account under the Contracts.

GENERAL ACCOUNT: The account into which all Company assets not held in a separate account are deposited. The General Account is subject to all liabilities of the Company.

GROUP CONTRACT HOLDER: The entity to which a group Contract is issued.

GUARANTEED ACCOUNT: The ALIAC Guaranteed Account.

HOME OFFICE: The principal executive offices of the Company located at 151 Farmington Avenue, Hartford, Connecticut 06156.

INDIVIDUAL CONTRACT HOLDER: A person or entity (i.e., a Trustee for a Trust) who has purchased an individual variable annuity Contract (also referred to as "Certificate Holder"). A Contract Holder's spouse may have an interest in the same Contract Holder's Account as a Joint Contract Holder. The Company reserves the right to limit ownership to natural persons.

INDIVIDUAL RETIREMENT ANNUITY (IRA) ROLLOVER CONTRACT: An individual or group variable deferred annuity Contract established to accept a single Purchase Payment of rollover amounts previously accumulated under an Individual Retirement Account or Annuity or a plan qualified under Code Section 401 or
403. These Contracts are intended to qualify under Code Section 408(b).

MARKET VALUE ADJUSTMENT (MVA): An amount deducted or added to amounts withdrawn early from the Guaranteed Account to reflect changes in the market value of the investment since the date of deposit. See the Appendix and the prospectus for the Guaranteed Account for a discussion of how the market value adjustment is actually calculated.

NET PURCHASE PAYMENT: The Purchase Payment less premium taxes, if applicable.

NONQUALIFIED FLEXIBLE PREMIUM CONTRACT: An individual or group variable deferred annuity Contract established to accept one or more Purchase Payments to supplement an individual's retirement income, or to provide an alternative investment option under an Individual Retirement Account qualified under Code
Section 408(a).

PURCHASE PAYMENT: The gross payment made to a Certificate Holder's Account pursuant to the terms of a Contract. The Company reserves the right to refuse to accept any Purchase Payment at any time for any reason.

SEC: Securities and Exchange Commission.

SEPARATE ACCOUNT: Variable Annuity Account B, an account whose assets are segregated from other assets of the Company. The Separate Account holds shares of the Funds acquired as variable funding options under the Contracts. The Company holds title to the assets held in the Separate Account.

SURRENDER VALUE: The amount payable upon the withdrawal of all or any portion of a Certificate Holder's Account Value.

UNDERWRITER: The registered broker-dealer which contracts with other registered broker-dealers on behalf of the Separate Account to offer and sell the Contracts. The Company will serve as Underwriter for the Contracts.

VALUATION PERIOD: The period of time for which a Fund determines its net asset value, usually from 4:15 p.m. Eastern time each day the New York Exchange is open for trading until 4:15 p.m. the next such business day.

VALUATION RESERVE: A reserve established pursuant to the insurance laws of the State of Connecticut to measure voting rights during the Annuity Period. It also measures the value of a commutation right under the "Payments of a Stated Period of Time" nonlifetime Annuity option when elected on a variable basis.

                              PROSPECTUS SUMMARY

CONTRACTS OFFERED

The Contracts described in this Prospectus are group variable deferred annuity Contracts and, where required by state law, individual variable deferred annuity Contracts.

The Company currently offers the Contracts described below:

  1. Nonqualified Flexible Premium Contracts and IRA Rollover Contracts to NASD Firms.

  2. IRA Rollover Contracts to employers who sponsor Individual Retirement Annuity Plans for their employees.

  3. Nonqualified Flexible Premium Contracts to custodians or trustees of Code Section 408(a) Individual Retirement Accounts, to employers who offer deferred annuities to their employees and to entities which make contributions to annuities for their customers.

  4. Nonqualified Flexible Premium Contracts and IRA Rollover Contracts to individuals when required in certain states.

The Nonqualified Flexible Premium Contract is designed to accept one or more Purchase Payments. The Individual Retirement Annuity Rollover Contract is designed to accept rollovers from Individual Retirement Accounts or Annuities or plans qualified under Code Sections 401 or 403.

Under the Nonqualified Flexible Premium Contract, the minimum initial Purchase Payment amount is $5,000, and additional Purchase Payments of at least $500 may be made. The minimum Purchase Payment amount for the Individual Retirement Annuity Rollover Contract is $10,000. (See "Contract Purchase -- Purchase.")

A group Contract is issued to the Group Contract Holder once we receive a completed master application form. A Certificate Holder establishes an account under a group Contract by completing an enrollment form and any other required forms. Certificate Holder enrollment form(s), along with the Purchase Payment, are submitted to the Company by the Distributor. Upon acceptance, a Certificate is issued for each Certificate Holder under the group Contract and the Company will maintain a Certificate Holder's Account for each Certificate Holder. In those states where an individual Contract is offered, an individual applies for a Contract by completing an individual Contract application and submitting it with the Purchase Payment to the Distributor. In either case, the individual is referred to as the "Certificate Holder" or "you."

Joint Certificate Holders are allowed, except for Contracts acquired by individuals for purposes of establishing an Individual Retirement Annuity under Sections 408(a) or 408(b) of the Code. A Joint Certificate Holder must be the spouse of the other Joint Certificate Holder.

WITHDRAWAL

You may redeem all or a portion of your Certificate Holder's Account Value during the Accumulation Period by completing the Company's withdrawal request form. Amounts withdrawn may be subject to a deferred sales charge or maintenance fee. (See "Charges and Deductions.") The maximum deferred sales charge that could be assessed on a full or partial withdrawal is 6% of each Net Purchase Payment withdrawn. Amounts withdrawn from the ALIAC Guaranteed Account may be subject to a market value adjustment ("MVA"). (See the Appendix.) A 10% federal penalty tax may also be imposed on the taxable portion paid to you upon withdrawal and certain amounts may be withheld for tax purposes. (See "Tax Status -- Taxation of Annuities.")

GUARANTEED DEATH BENEFIT

These Contracts contain a guaranteed death benefit feature. Upon the death of the Annuitant and under certain circumstances, the Certificate Holder's Account Value may be adjusted upward. (See "Death Benefit.")

CONTRACT CHARGES

Certain charges are associated with these Contracts; for example, mortality and expense risk charges, administrative expense charges, transfer fees, fund expenses, maintenance fees and premium taxes. See "Charges and Deductions" for a complete explanation of these charges.

SEPARATE ACCOUNT

Variable Annuity Account B (the "Separate Account") is a Separate Account established by the Company and is registered as a unit investment trust under the Investment Company Act of 1940 ("1940 Act"). Assets of the Separate Account attributable to the Contract are invested in shares of one or more of the Funds. (See "Variable Annuity Account B" and "The Funds" in this Prospectus.)

FREE LOOK PROVISION

The Certificate Holder may cancel his or her interest in the Contract within ten days after receiving the Contract or Certificate, whichever is applicable, (or as otherwise allowed by state law) by returning it to us or to the Distributor from whom it was purchased along with a written notice of cancellation. Unless applicable state law requires otherwise, the amount the Certificate Holder of a Nonqualified Flexible premium Contract will receive upon cancellation under this provision may reflect the investment performance of the Purchase Payments deposited in the Separate Account while invested. In certain cases, this may be less than the amount of the Purchase Payments. For IRA Rollover Contracts, we will refund the Purchase Payment. (See "Contract Rights -- Right to Cancel.")

                                   FEE TABLE

THE PURPOSE OF THE FEE TABLE IS TO ASSIST CONTRACT AND CERTIFICATE HOLDERS IN UNDERSTANDING THE VARIOUS COSTS AND EXPENSES THAT WILL BE BORNE, DIRECTLY OR INDIRECTLY, UNDER THE CONTRACT. THE INFORMATION LISTED REFLECTS THE CHARGES DEDUCTED UNDER THE CONTRACT, AS WELL AS THE FEES AND EXPENSES DEDUCTED FROM THE FUNDS. ADDITIONAL INFORMATION REGARDING THE CHARGES AND DEDUCTIONS ASSESSED UNDER THE CONTRACT CAN BE FOUND UNDER "CHARGES AND DEDUCTIONS" IN THIS PROSPECTUS. CHARGES AND EXPENSES SHOWN DO NOT TAKE INTO ACCOUNT PREMIUM TAXES THAT MAY BE APPLICABLE.

TRANSACTION EXPENSES
--------------------

DEFERRED SALES CHARGE (as a percentage of each Net Purchase Payment deposited)/(1)/

     LENGTH OF TIME SINCE NET PURCHASE PAYMENT MADE  DEDUCTION
     ----------------------------------------------  ---------
     Less than 2 years                                  6%
     2 years or more but less than 4 years              5%
     4 years or more but less than 5 years              4%
     5 years or more but less than 6 years              3%
     6 years or more but less than 7 years              2%
     7 years or more                                    0%
   Annual Maintenance Fee/(2)/                        $30.00
   Transfers/(3)/                                     $ 0.00

SEPARATE ACCOUNT ANNUAL EXPENSES
--------------------------------

Daily deductions are made from the Certificate Holder's Account Value held in the variable options. The deduction is the daily equivalent of the annual effective percentage shown in the following chart:

   During the Accumulation Period:
     Mortality and Expense Risk Fees                 1.25%
     Administrative Expense Charge                   0.10%
                                                     -----
     Total Separate Account Annual Expenses          1.35%
                                                     =====
   During the Annuity Period:
     Mortality and Expense Risk Fees                 1.25%
     Administrative Expense Charge/(4)/              0.00%
                                                     -----
     Total Separate Account Annual Expenses          1.25%
                                                     =====

/(1)/ Referred to in the Contracts as a "surrender fee." See "Deferred Sales
      Charge" for a description of the deferred sales charge and instances in which this charge may be waived.
/(2)/ The maintenance fee is waived when the Current Value of the Account or individual Contract is $50,000 or more on the date the maintenance fee is due. See "Maintenance Fee" in this Prospectus.
/(3)/ The Company currently allows an unlimited number of transfers without charge. However, we reserve the right to impose a fee of $10 for each transfer in excess of 12 per year. See "Transfers Among Investment Options" in this Prospectus.
/(4)/ The Company does not currently impose an administrative charge during the Annuity Period. We do, however, reserve the right to deduct a daily charge of not more than 0.25% per year from amounts held under the variable annuity options.

MUTUAL FUND ANNUAL EXPENSES
---------------------------

                                    INVESTMENT       OTHER
                                  ADVISORY FEES  EXPENSES(/1/)
                                  (AFTER EXPENSE (AFTER EXPENSE   TOTAL FUND
                                  REIMBURSEMENT) REIMBURSEMENT) ANNUAL EXPENSES
                                  -------------- -------------- ---------------
Nicholas-Applegate Core Growth
 Series(/2/)                          0.75%          0.25%           1.00%
Nicholas-Applegate Emerging
 Growth Series(/2/)                   1.00%          0.25%           1.25%
Nicholas-Applegate International
 Growth Series(/2/)                   1.00%          0.40%           1.40%
Nicholas-Applegate Value
 Series(/2/)                          0.75%          0.25%           1.00%
Nicholas-Applegate Diversified
 Income Series(/2/)                   0.45%          0.00%           0.45%
Nicholas-Applegate International
 Fixed Income Series(/2/)             0.60%          0.35%           0.95%
Aetna Variable Encore Fund            0.25%          0.07%           0.32%

(/1/Other)expenses include operating costs of the Fund. The deduction of these expenses are reflected in the Fund's net asset value and are not deducted from the Certificate Holder's Account Value.
(/2/The)Fund's Adviser has agreed to reduce its fees, and to absorb the other operating expenses of each Series to ensure that the expenses of each Series (excluding interest, taxes, brokerage commissions and other portfolio transaction expenses, capital expenditures and extraordinary expenses) do not exceed the following percentages of such Series' average net assets on an annual basis through December 31, 1996: Core Growth --
     1.00%; Emerging Growth -- 1.25%; International Growth -- 1.40%; Value -- 1.00%; Diversified Income -- .45%; International Fixed Income -- .95%.
    Without such an arrangement, the "Other Expenses" and "Total Fund Annual Expenses" are estimated to be as follows: Core Growth -- 0.56% and 1.31%; Emerging Growth -- 0.61% and 1.61%; International Growth -- 0.61% and 1.61%; Value -- 0.56% and 1.31%; Diversified Income -- 0.27% and 0.72%;
    and International Fixed Income -- 1.15% and 1.75%. During the course of this period, expenses may be more or less than the amount shown.

HYPOTHETICAL ILLUSTRATION (EXAMPLE)
-----------------------------------
THIS EXAMPLE IS PURELY HYPOTHETICAL. IT SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR EXPECTED RETURN. ACTUAL EXPENSES AND/OR RETURN MAY BE MORE OR LESS THAN THOSE SHOWN BELOW.

Assuming a 5% annual return on assets, you would have paid the following expenses on a $1,000 investment (/1/):

                                                               If no
                                                               withdrawal is
                                                For a complete made, or if
                                                withdrawal at  the
                                                the end of the Certificate
                                                applicable     Holder
                                                time period:   annuitizes*:

                                                1 year 3 years 1 year 3 years
                                                ------ ------- ------ -------
Nicholas-Applegate Core Growth Series            $79    $122    $25     $77
Nicholas-Applegate Emerging Growth Series         81     129     28      84
Nicholas-Applegate International Growth Series    83     134     29      89
Nicholas-Applegate Value Series                   79     122     25      77
Nicholas-Applegate Diversified Income Series      73     105     20      60
Nicholas-Applegate International Fixed Income
 Series                                           78     120     25      75
Aetna Variable Encore Fund                        72     101     18      56

(/1/The)illustration reflects the $30.00 maintenance fee as an annual charge of 0.12% of assets.
* If a nonlifetime variable annuity option is selected, and a lump sum settlement is requested within three years after annuity payments start, the lump sum payment will be treated as a withdrawal during the Accumulation Period and will be subject to any deferred sales charge that would then apply. At the time of such a lump sum settlement, the total expenses that you would have paid would be the same as those shown under the column for "For a complete withdrawal at the end of the applicable time period."

                               PERFORMANCE DATA

From time to time, the Company may advertise different types of historical performance for the variable funding options of the Separate Account available under the Contracts described in this Prospectus. The Company may advertise the "standardized average annual total returns" of the variable funding options, calculated in a manner prescribed by the SEC, as well as the "non-standardized return." Both methods are described below. Further information is contained in the SAI.

"Standardized average annual total returns" are computed according to a formula in which a hypothetical investment of $1,000 is applied to the variable funding options under the Contract and then related to the ending redeemable values over the most recent one, five and ten-year periods (or since inception if less than 10 years). Standardized returns will reflect the deduction of all recurring charges during each period (e.g., mortality and expense risk charges, the annual maintenance fee, the administrative expense charge and any applicable deferred sales charge). "Non-standardized return" will be calculated in a similar manner, except that non-standardized figures will not reflect the deduction of any applicable deferred sales charge (which would decrease the level of performance shown if reflected in these calculations). The non-standardized figures may also include a three-year period.

The Company may distribute sales literature that compares the percentage change in Accumulation Unit values for any of the Funds to established market indexes such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Averages or to the change in values of other management investment companies that have investment objectives similar to the Fund being compared.

The Company may publish in advertisements and reports to Certificate Holders the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect the Company's financial strength and/or claims-paying ability. We may also quote ranking services, such as Morningstar's Variable Annuity/Life Performance Report, and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. From time to time, we will quote articles from newspapers and magazines or other publications or reports including, but not limited to, The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

                                  THE COMPANY

Aetna Life Insurance and Annuity Company (the "Company") is the issuer of the Contract and the depositor of the Separate Account. The Company is engaged in the business of issuing variable annuity and variable life insurance policies. The Company is registered as an investment adviser under the Investment Advisers Act of 1940, and is also registered as a broker-dealer under the Securities Exchange Act of 1934.

The Company was organized in 1976 as a stock life insurance company under the insurance laws of the State of Connecticut and is a wholly owned subsidiary of Aetna Retirement Services, Inc., which is in turn a wholly owned subsidiary of Aetna Life and Casualty Company. Through a merger, the Company succeeded to the business of Aetna Variable Annuity Life Insurance Company. The former company had been doing business since 1954 as an Arkansas insurance company under the name Participating Annuity Life Insurance Company. The Company managed assets of over $20.4 billion as of December 31, 1994, and as of December 31, 1993, it ranked among the top 2% of all U.S. life insurance companies by size.

                          VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a Separate Account established by the Company in 1976 under the insurance laws of the State of Connecticut. The Separate Account was formed for the purpose of segregating assets attributable to the variable portions of Contracts from our other assets. The Separate Account is registered as a unit investment trust under the 1940 Act, and meets the definition of "separate account" under the federal securities laws.

Although the Company holds title to the assets of the Separate Account, such assets are not chargeable with liabilities arising out of any other business we may conduct. Income, gains or losses of the Separate Account, realized or unrealized, are credited to or charged against the assets of the Separate Account without regard to other income, gains or losses of the Company. However, all obligations arising under the Contracts are general corporate obligations of the Company.

                                   THE FUNDS

The Separate Account currently invests in shares of the underlying funds (the "Funds") listed below. Certificate Holders may allocate their Purchase Payments to the portion of the Separate Account which holds shares of the Funds. The investment results of the Funds, whose investment objectives are described below, are likely to differ significantly. There is no assurance that any of the Funds will achieve their respective investment objectives. Certificate Holders bear the full investment risk of investment in the Funds selected. Investment in some of the Funds involves special risks, which are described in the prospectuses for the Funds. You should read the prospectuses for the Funds and consider carefully, and on a continuing basis, which Fund or combination of Funds is best suited to your long-term investment needs. Except where otherwise noted, all of the Funds are diversified, as defined in the 1940 Act.

  . NICHOLAS-APPLEGATE CORE GROWTH SERIES seeks to maximize long-term capital appreciation. It invests primarily in a diversified portfolio of common stocks of U.S. companies with middle market capitalizations and above (generally above $500 million).

  . NICHOLAS-APPLEGATE EMERGING GROWTH SERIES seeks to maximize long-term capital appreciation. It invests primarily in a diversified portfolio of common stocks of U.S. companies with smaller market capitalizations.

  . NICHOLAS-APPLEGATE INTERNATIONAL GROWTH SERIES seeks to maximize long-term capital appreciation. It invests in an international portfolio of equity securities of foreign companies.

  . NICHOLAS-APPLEGATE VALUE SERIES seeks to provide a total return consisting of capital appreciation plus dividend income that exceeds the total return realized on the Standard and Poor's 500 Stock Price Index. It invests primarily in a diversified portfolio of equity securities with larger market capitalizations.

  . NICHOLAS-APPLEGATE DIVERSIFIED INCOME SERIES seeks to maximize total return. It invests primarily in an actively-managed diversified portfolio of fixed-income securities, up to 35% of which may be securities rated below investment grade ("high yield, high risk securities," also commonly known as junk bonds). High yield, high risk securities involve certain risks. See the Fund's prospectus for a description of such risks.

  . NICHOLAS-APPLEGATE INTERNATIONAL FIXED INCOME SERIES seeks high total return through both income and capital appreciation. It invests in a non-diversified international portfolio of high-grade bonds and money market instruments of foreign issuers.

  . AETNA VARIABLE ENCORE FUND seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high quality money market instruments. An investment in the Fund is neither insured nor guaranteed by the U.S. Government.

Some of the above funds may use instruments known as derivatives as part of their investment strategies as described in the each Fund's prospectus. The use of certain derivatives such as inverse floaters and principal only debt instruments may involve higher risk of volatility to a Fund. The use of leverage in connection with derivatives can also increase risk of losses. See the Fund's prospectuses for a discussion of the risks associated with an investment in the Funds.

FUND INVESTMENT ADVISER

The Funds of the Nicholas-Applegate Series Trust are managed by Nicholas-Applegate Capital Management, a California limited partnership organized in 1984, with its principal place of business in California. Nicholas-Applegate Capital Management is a registered investment adviser under the Investment Advisers Act of 1940, as amended. Nicholas-Applegate Capital Management has retained the services of Rogge Global Partners, plc as a subadviser for the investments of the International Fixed Income Series under the supervision of the Investment Adviser. Rogge Global Partners, plc is a registered investment adviser organized in 1984. Its principal place of business in the U.S. is located in Connecticut.

The Aetna Variable Encore Fund is managed by Aetna Life Insurance and Annuity Company.

MIXED AND SHARED FUNDING

Shares of the Funds are sold to the Separate Account for the purpose of funding variable annuity contracts issued by the Company or its affiliates. The Funds may be sold to other companies for the same purpose. This is referred to as "shared funding." Shares of the Funds may also be used for funding variable life insurance policies through variable life separate accounts sponsored by us or by third parties. This is referred to as "mixed funding."

It is conceivable that, in the future, it may be disadvantageous for variable annuity separate accounts and variable life separate accounts of the same or of an unaffiliated insurance company to invest in these Funds simultaneously, since the interests of the contract holders or policy owners or insurance companies may differ. Each of the Funds' Boards of Trustees have agreed to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a Fund. This might force that Fund to sell portfolio securities at disadvantageous prices.

FUND ADDITIONS AND LIMITATIONS

We may, from time to time, add additional mutual funds as eligible variable funding options under the Contracts. In such event, the Certificate Holder may be permitted to select from these other funds, subject to any conditions that may be imposed in connection with these options.

The Company's current policy is to allow all of the Funds noted above to be used as investment options during the Annuity Period. However, the Company has reserved the right to limit which Funds can be used as investment options during the Annuity Period. Currently, a Certificate Holder may elect no more than four funding options during the Annuity Period. See "Annuity Period Elections."

                               CONTRACT PURCHASE

PURCHASE

The Contract application must be completed by the prospective Group Contract Holder and sent, together with the Purchase Payment, if any, to the Distributor or directly to the Company at its Home Office. A Certificate Holder establishes an Account under a group contract by completing an enrollment form and any other required forms. The Distributor will deliver any application or enrollment form to the Company for review, acceptance or rejection.

Contracts may be purchased by spouses as Joint Certificate Holders. However, tax law prohibits the purchase of Individual Retirement Annuities by Joint Certificate Holders. (See "Contract Rights.")

The Company must accept or reject an application or enrollment form (the "enrollment materials") within two business days of its receipt. If the enrollment materials are incomplete, the Company may hold them and any accompanying Purchase Payment for five days. Purchase Payments may be held for longer periods only with the consent of the Certificate Holder, pending acceptance of the enrollment materials. If the enrollment materials are accepted, a Contract will be issued to the Certificate Holder and the Purchase Payment will be accepted. Any Purchase Payment accompanying or received prior to the acceptance of the enrollment materials, will be invested as of the date of acceptance. If the enrollment materials are rejected, both the enrollment materials and any Purchase Payments will be returned to the Certificate Holder. Initial payments held for longer than the five business days will be deposited in the Aetna Variable Encore Fund until the forms are completed.

As described under "Contract Rights--Right to Cancel" you may cancel the Contract within 10 days of receiving it.

ALLOCATIONS

Each Purchase Payment accepted by us that is to be invested in the Funds will be deposited in the Separate Account as set forth under "Certificate Holder's Account Values."

You may elect to have each Net Purchase Payment accumulate (a) on a variable basis through investment in shares of one or more of the Funds; (b) under the credited interest option; or (c) in a combination of any of the available investment options. Net Purchase Payments must be allocated in terms of whole percentages, and may not be invested in more than 18 investment options over the life of the Certificate. See "Transfers Among Investment Options." Purchase Payments received after the initial payment will be allocated in the same proportion as the last allocation, unless new allocation instructions are received with the Purchase Payment.

PURCHASE PAYMENTS

For the Nonqualified Flexible Premium Contract, the minimum initial Purchase Payment is $5,000 and additional Purchase Payments must be at least $500 (monthly automatic check payments must be at least $50). Subsequent payments may be sent through the Group Contract Holder or the Distributor or they may be sent directly to the Company's Home Office. The minimum Purchase Payment for the Individual Retirement Annuity Rollover Contract (IRA) is $10,000.

Additional Purchase Payments made to an existing Nonqualified Flexible Premium Contract are subject to the terms and conditions published by us at the time of the subsequent payment. A Purchase Payment of more than $1 million is allowed only with our consent. We reserve the right to limit the total dollar amount accepted from a Certificate Holder. We also reserve the right to reject any Purchase Payment to a prospective or existing Certificate Holder's Account without advance notice.

DESIGNATIONS OF BENEFICIARY AND ANNUITANT

For both Nonqualified Flexible Premium Contracts and IRA Rollover Contracts, you designate the Beneficiary on the enrollment materials. For an IRA Rollover Contract, you must be the Annuitant. For Flexible Premium Contracts, you may (but need not) select a different person as the Annuitant. See "Contract Rights--Rights Under the Contract and Account," if you are not the Annuitant. The maximum issue age for the Annuitant is 90.

DISTRIBUTION

The Company will serve as the Underwriter for the securities sold by this Prospectus. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). As Underwriter, the Company will contract with one or more registered broker-dealers ("Distributors") to offer and sell the Contracts. The Company and one or more affiliates may also sell the Contracts directly. All registered representatives of the Distributors must also be licensed as insurance agents to sell variable annuity contracts.

Nicholas-Applegate Capital Management and Nicholas-Applegate Securities (together referred to as "Nicholas-Applegate") will be compensated for providing certain services to the registered representatives, wholesalers and/or Distributors and their registered representatives, which may include obtaining information to appoint individuals as agents, training, design and preparation of marketing materials, and servicing an "800 number" customer service desk. Nicholas-Applegate will also facilitate the Company's recruitment of Distributors and will assist in the development of new Contract features. Nicholas--Applegate will not be compensated in any manner for solicitations made or other activities relating to the sale of Contracts directly to investors, including customers of Distributors or the Company or its affiliates. The Company will pay Nicholas-Applegate a fee for these services, some of which may be based on a percentage of gross premiums, and some of which may be based on total Contract assets.

                      CERTIFICATE HOLDER'S ACCOUNT VALUES

ACCUMULATION UNITS

A Net Purchase Payment that is directed to one or more of the Funds is deposited in the Separate Account and credited to the Certificate Holder's Account in the form of Accumulation Units for each Fund selected. The number of Accumulation Units credited is determined by dividing the applicable portion of the Net Purchase Payment by that Contract's Accumulation Unit value of the appropriate Fund. The Accumulation Unit value used is that next-computed following the date on which a Purchase Payment is received, unless the application has not been accepted. In that event, Net Purchase Payments will be credited at the Accumulation Unit Value next determined after acceptance of the application. Shares of the Funds are purchased by the Separate Account at the net asset value next determined by the Fund following receipt of Net Purchase Payments by the Separate Account, which will be no later than the next business day following the crediting of the Accumulation Units attributable to the Funds. The value of Accumulation Units attributable to the Funds will be affected by the investment performance, expenses and charges of those Funds. Generally, if the net asset value of the fund increases, so does the Accumulation Unit value; however, performance of the Separate Account is reduced by charges and deductions under the Contract.

Accumulation Units are valued separately for each Fund. Therefore, if you elect to have a Net Purchase Payment invested in a combination of Funds, you will have Accumulation Units credited from more than one Fund. The value of the Certificate Holder's Account as of the most recent Valuation Period is determined by adding the value of any Accumulation Units attributed to the Fund(s) you have selected to the value of any amounts invested in the Marathon Guaranteed Account.

NET INVESTMENT FACTOR

The value of a Fund's Accumulation Unit for any Valuation Period is calculated by multiplying the Fund's Accumulation Unit value for the immediately preceding Valuation Period by the net investment factor of the appropriate investment option for the current period.

The net investment factor is calculated separately for each Fund in which assets of the Separate Account are invested. It is determined by adding
1.0000000 to the net investment rate.

The net investment rate equals (a) the net assets of the Fund held by the Separate Account at the end of a Valuation Period, minus (b) the net assets of the Fund held by Account B at the beginning of a Valuation Period, plus or minus (c) taxes or provision for taxes, if any, attributable to the operation of the Separate Account, divided by (d) the value of the Fund's Accumulation and Annuity Units held by the Separate Account at the beginning of the Valuation Period, minus (e) a daily charge at the annual effective rate of 1.25% for mortality and expense risks, and a daily administrative expense charge at the annual effective rate of 0.10% during the Accumulation Period and up to 0.25% during the Annuity Period. The net investment rate may be more or less than zero.

                                CONTRACT RIGHTS

RIGHT TO CANCEL

The Group or Individual Contract Holder may cancel the Contract no later than ten days after receiving it (or as otherwise allowed by state law) by returning it to us or to the Distributor from whom it was purchased along with a written notice of cancellation. A Certificate Holder may cancel his or her Certificate Holder's Account under a group Contract no later than ten days after receiving the Certificate (or as otherwise allowed by state law) by returning it to us or to the Distributor from whom it was purchased along with a written notice of cancellation. We will send a refund not later than seven calendar days after we receive the Contract or Certificate and the written notice at our Home Office. Unless the applicable state law requires a refund of the Purchase Payments, for Nonqualified Flexible Premium Contracts, we will refund the Purchase Payments plus any increase or minus any decrease in the value attributable to the Purchase Payments allocated to the variable option(s). For IRA Rollover Contracts, we will refund the Purchase Payment.

RIGHTS UNDER THE CONTRACT AND ACCOUNT

The Group Contract Holder has title to the Contract and only the right to accept or reject any modifications to the Contract. You have all other rights to your Certificate Holder's Account under the Contract. However, under a Nonqualified Flexible Premium Contract, if you and the Annuitant are not the same, and the Annuitant dies first, a different provision applies. In this case, your rights are automatically transferred to the Beneficiary. (See "Death Benefit.")

As discussed under "Contract Purchase," two individuals may have an interest in the same Certificate Holder's Account as Joint Certificate Holders. Joint Certificate Holders have equal rights under the Contract and with respect to their Certificate Holder's Account. If a Joint Certificate Holder dies prior to the Annuity Date, the surviving Certificate Holder may retain all ownership rights under the Contract or elect to have the proceeds distributed under one of the payout options available under the Contract. See "Death Benefits." All rights under the Contract must be exercised by both Joint Certificate Holders with the exception of transfers among investment options; at the Company's discretion, one Joint Certificate Holder can select additional investment options after the Account has been established.

Loans are not allowed under this Contract.

TRANSFERS AMONG INVESTMENT OPTIONS

The Company currently allows unlimited transfers of accumulated amounts to available investment options during the Accumulation Period without charge; however, it reserves the right to charge up to $10 if more than 12 transfers are made in a calendar year. See "Charges and Deductions -- Transfer Charges." During each calendar year, you may change the allocation of future Net Purchase Payments and/or transfer account values among the funding options available under the Contract. However, you may not make allocations or transfers to new funding options if the total number of funding options you have selected would exceed 18 since the time that you acquired an interest in the Contract. Each variable funding option and each guaranteed term of the Guaranteed Account selected counts as one option, even if you no longer have amounts allocated to that option.

The Company reserves the right to establish a minimum transfer amount. Unless the transfer is made from the one-year term in connection with the Dollar Cost Averaging Program (where state regulatory approval has been received), transfers from the Guaranteed Account will be subject to a market value adjustment, if applicable. (See "Dollar Cost Averaging Program" below, as well as the Appendix and the prospectus for the Guaranteed Account.) Any transfer will be based on the Accumulation Unit value next determined after the Company receives a valid request at its Home Office. During the Annuity Period, transfers are not available.

DOLLAR COST AVERAGING PROGRAM

Dollar Cost Averaging is a system for investing a fixed amount of money at regular intervals over a period of time. It is based on the economic fact that buying a variably priced item with a constant sum of money at fixed intervals affords the buyer the opportunity to automatically buy more of that item when prices are low and less of it when prices are high, thus reducing the average cost per item. Dollar Cost Averaging does not ensure a profit nor guarantee against loss in a declining market. Certificate Holders should consider their financial ability to continue purchases through periods of low price levels.

The Dollar Cost Averaging Program permits Certificate Holders to systematically transfer amounts from any of the variable funding options and the one-year Guaranteed Account Term to any of the variable investment options. Where state regulatory approval has been received, a market value adjustment will not be applied to dollar cost averaging transfers from the one-year Guaranteed Term. Consult your representative to determine whether the waiver is approved in your state. (See Appendix I for a discussion of the restrictions and features attributable to the Guaranteed Account.)

You must have an Account Value of at least $5,000 to participate in the Dollar Cost Averaging Program. The minimum amount that may be transferred into a particular variable funding option is $50. DCA can be elected at any time during the Accumulation Period by completing the DCA section of the application or by completing a DCA Election Form available from the Company at its Home Office. All DCA transfers will be made on the 15th of each month (or the next Valuation Period, if applicable). Any transfer made under the DCA program will not be counted for purposes of any transfer limitations imposed under the Contract. A Certificate Holder may terminate the DCA program at any time. The Company reserves the right to modify or terminate the DCA program at any time.

Dollar Cost Averaging is not available to individuals who have elected the Systematic Withdrawal Option or the Account Rebalancing Program (described below).

ACCOUNT REBALANCING PROGRAM

The Account Rebalancing Program allows Certificate Holders to have portions of their Account Value automatically reallocated annually to a specified percentage. Only Account Values accumulating under the Fund can be rebalanced. Certificate Holders may participate in this program by completing the Account Rebalancing Section of the enrollment materials, or by requesting the service in writing from the Company's Home Office. Reallocations under the Account Rebalancing Program will not be counted for purposes of any transfer limitations imposed under the Contract.

Account Rebalancing is not available to Certificate Holders who have elected the Dollar Cost Averaging Program.

Account Rebalancing does not ensure a profit nor guarantee against loss in a declining market.

WITHDRAWALS

You may withdraw all or a portion of the Certificate Holder's Account Value during the Accumulation Period by properly completing a disbursement form available from the Company or one of the Distributions and sending it to our Home Office. The following types of withdrawals may be requested:

  . Full Withdrawal: The Adjusted Account Value minus any applicable deferred sales charge and maintenance fee due.

  . Partial Withdrawal (Percentage): The percentage of the Adjusted Account
    Value requested minus any applicable deferred sales charge.

  . Partial Withdrawal (Specific Dollar Amount): The dollar amount requested.
    The amount actually withdrawn from the Certificate Holder's Account may be greater or less than the dollar amount requested to allow for payment of any applicable deferred sales charge and any applicable MVA.

We will pay all amounts based on the Certificate Holder's Account Value next computed after the request is received in the Home Office or a later date, if specified. For any partial withdrawal, amounts are withdrawn on a pro rata basis from all variable funding options. (For treatment of amounts withdrawn from the Guaranteed Account, see the Appendix.)

Taxes or tax penalties may be due on the amount withdrawn. (See "Tax Status-- Taxation of Annuities.")

We reserve the right to close out, upon 90 days written notice, any Certificate Holder's Account with a value of $2,500 or less immediately following a partial withdrawal. A deferred sales charge will not be deducted in this event. The Company does not intend to exercise this right in cases where the Certificate Holder's Account Value is reduced to $2,500 or less solely due to investment performance.

Our policy is to make payments for withdrawal requests in accordance with SEC requirements, but normally not later than seven calendar days after we receive a properly completed withdrawal form in our Home Office or within seven calendar days of the date the withdrawal form may specify. Payments may be delayed for: (a) any period in which the New York Stock Exchange ("Exchange") is closed (other than customary weekend and holiday closings) or in which trading on the Exchange is restricted; (b) any period in which an emergency exists where disposal of securities held by the Funds is not reasonably practicable or it is not reasonably practicable for the value of the assets of the Funds to be fairly determined; or (c) such other periods as the SEC may by order permit for the protection of Certificate Holders. The conditions under which restricted trading or an emergency exists will be determined by the rules and regulations of the SEC.

REINSTATEMENT PRIVILEGE FOLLOWING WITHDRAWAL

You may elect to reinstate all or a portion of the proceeds received from the full withdrawal of the Certificate Holder's Account within 30 days after the withdrawal. Accumulation Units will be credited to the Certificate Holder's Account for the amount reinstated, as well as for any maintenance fee charged and any portion of any deferred sales charge imposed at the time of withdrawal. However, any aggregate negative market value adjustment made to the Guaranteed Account will not be credited. Reinstated amounts will be reallocated to the applicable investment options in the same proportion as they were allocated at the time of withdrawal.

The number of Accumulation Units credited will be based upon the Accumulation Unit value(s) next computed following receipt at our Home Office of the reinstatement request along with the amount to be reinstated. Any maintenance fee which falls due after the withdrawal and before the reinstatement will be deducted from the amount reinstated. The reinstatement privilege may be used only once and does not apply to Certificate Holder's Accounts that we close out. If you are contemplating reinstatement, you should seek competent advice regarding the tax consequences associated with this type of a transaction.

                            CHARGES AND DEDUCTIONS

GENERAL

This section describes the maximum charges that we may deduct for maintenance fees, administrative expenses, sales-related expenses and transfer fees. A description of mortality and expense risk charges and Fund expenses is also included.

MAINTENANCE FEE

We will deduct an annual maintenance fee of $30 from the Certificate Holder's Account Value during the Accumulation Period. This fee is to reimburse us for some administrative expenses relating to the establishment and maintenance of the Certificate Holder's Account. We will deduct the fee on the anniversary of the Certificate Holder's Account's Effective Date (or, if this is not a business day that the New York Stock Exchange is open, on the next business day). The fee is also deducted upon withdrawal of the entire Certificate Holder's Account. The fee is deducted proportionately from each investment option selected under the Contract by liquidating a portion of amounts held in those options.

We will not deduct a maintenance fee (either annually or upon withdrawal) if the Certificate Holder's Account Value is $50,000 or more on the day the maintenance fee is due.

MORTALITY AND EXPENSE RISK CHARGES

We make a daily deduction from the Separate Account for mortality and expense risks (insurance charges). The deduction, equal to the annual effective rate of 1.25% per year, is made as part of the calculation of Accumulation Unit and Annuity Unit value(s).

The mortality risk charge is to compensate us for the risks we assume (a) for the guaranteed death benefit and (b) for our promise to make lifetime payments according to Annuity rates specified in the Contract. The expense risk charge is to compensate us for the risk that actual expenses for costs incurred under the Contract will exceed the maximum costs that can be charged under the Contract. We hope to profit from the daily deduction for mortality and expense risks. Any such profit, as well as any other profit realized by us, would be available for any proper corporate purpose, including, but not limited to, payment of sales and distribution expenses.

ADMINISTRATIVE EXPENSE CHARGE

During the Accumulation Period, we deduct a daily charge of 0.10% per year from the Separate Account portion of the Certificate Holder's Account Value. This charge is to reimburse us for expenses we incur for administering the Contract. We do not intend to profit from this charge. The administrative expense charge is a percentage of the variable portion of the Certificate Holder's Account Value; therefore, there may be no relationship between the amount so deducted and the amount of expenses attributable to the Certificate Holder's Account.

The Company reserves the right to establish an administrative expense charge of 0.25% upon the start of a variable Annuity Option. Currently, the charge is 0%. Once an Annuity Option is elected, and an administrative expense charge has been established, we will not change the charge.

TRANSFER FEES

For each Certificate Holder's Account unlimited transfers are currently allowed without charge during the Accumulation Period. We reserve the right to charge $10 for each transfer in excess of 12 during a calendar year. If we do assess the fee, it will be deducted from the Certificate Holder's Account Value. Transfers are not allowed during the Annuity Period.

DEFERRED SALES CHARGE

You may withdraw the Adjusted Account Value of your Certificate Holder's Account at any time during the Accumulation Period; however, a deferred sales charge (referred to in the Contract as a surrender fee) may be deducted so that we may recover some of our sales expenses.

The charge only applies to the Net Purchase Payment (not to any associated changes in value), and gradually decreases so that seven years after the date of the Net Purchase Payment, the charge associated with that payment is 0%. Withdrawals are charged first against Purchase Payments, then against any increases in value. To satisfy a partial withdrawal, the deferred sales charge is calculated as if Net Purchase Payments are withdrawn in the same order they were applied to the Certificate Holder's Account (i.e., the oldest Net Purchase Payment will be exhausted, then the next oldest and so on). Partial withdrawals from the Guaranteed Account will be treated as described in the Appendix and in its prospectus. The deferred sales charge for each Net Purchase Payment is determined by multiplying the Net Purchase Payment withdrawn by the appropriate percentage, depending on the number of years completed since the Net Purchase Payment was made, as shown in the table below. The total charge will be the sum of the charges applicable for all of the Net Purchase Payments withdrawn.

   LENGTH OF TIME SINCE
   NET PURCHASE PAYMENT MADE              DEDUCTION
   -------------------------              ---------
   Less than 2 years                          6%
   2 years or more but less than 4 years      5%
   4 years or more but less than 5 years      4%
   5 years or more but less than 6 years      3%
   6 years or more but less than 7 years      2%
   7 years or more                            0%

We will not deduct a deferred sales charge from any Net Purchase Payment withdrawn that is:

  (a) Applied to provide Annuity benefits;

  (b) Paid to a Beneficiary due to the Annuitant's death before Annuity payments start, up to a maximum of the Net Purchase Payment(s) in the Certificate Holder's Account on the Annuitant's date of death;

  (c) Withdrawn due to the election of the Systematic Withdrawal Option (SWO) or the Estate Conservation Option (ECO);

  (d) Withdrawn after the Annuitant has spent at least 45 consecutive days in a licensed nursing care facility, but within three years of admission to a licensed nursing care facility (in New Hampshire only, the facility does not have to be licensed). This waiver does not apply if you or the Annuitant are in a nursing care facility at the time the Certificate Holder's Account is established or is admitted to a licensed nursing care facility within one year of that time. It will also not apply if prohibited by state law;

  (e) Paid due to the full withdrawal of the Certificate Holder's Account for which the value is $2,500 or less and no withdrawals have been made in the prior 12 months;

  (f) Paid, at least 12 months after the date of the first Purchase Payment to the Certificate Holder's Account in an amount of 10% or less of the Certificate Holder's Account Value. This applies to the first partial or full withdrawal made each calendar year. The 10% amount will be calculated using the Certificate Holder's Account Value on the date the request is received in good order at the Home Office. If a withdrawal is made that exceeds 10%, the applicable deferred sales charge on the amount over 10% and any applicable MVA will be deducted from the Certificate Holder's Account Value. This provision may not be exercised if SWO is elected; or

  (g) Paid if we close out the Certificate Holder's Account. (See "Contract Rights -- Withdrawals.")

In the instances cited in the above paragraphs, no deferred sales charge is deducted. However, the amount withdrawn may be subject to the 10% federal penalty tax. (See "Tax Status -- Taxation of Annuities.") An MVA may also apply to amounts withdrawn from the Guaranteed Account.

Based on our actuarial determination, we do not anticipate that the deferred sales charge will cover all sales and administrative expenses that we will incur in connection with the Contract.

FUND EXPENSES

Pursuant to investment advisory agreements between each of the Funds and their investment advisers, the investment advisers receive an annual advisory fee from each of the Funds they advise for managing the investments of the Funds. These fees are based on each Fund's average net assets, and are deducted from the assets of each Fund and paid to the adviser monthly.

Most expenses incurred in the operations of each Fund are borne by that Fund. The investment advisers may reimburse the Funds they advise for some or all of these expenses. For further details on the expenses of the Funds, you should read the accompanying prospectus for the Funds and refer to the Fee Table in this Prospectus.

PREMIUM TAX

Several states and municipalities impose a premium tax on Purchase Payments either when made or when an Annuity option is elected. Currently such taxes range up to 4%. Ordinarily, any state premium tax will be deducted from the Certificate Holder's Account Value when it is applied to an Annuity option. However, we reserve the right to deduct state premium tax at any time from the Purchase Payment(s) or from the Certificate Holder's Account Value based upon our determination of when such tax is due.

Any municipal premium tax assessed at a rate in excess of 1% will be deducted from the Purchase Payment(s) or from the amount applied to an Annuity option based on our determination of when such tax is due. We will absorb any municipal premium tax which is assessed at 1% or less. We reserve the right, however, to reflect this added expense in our Annuity purchase rates for residents of such municipalities.

COMMISSIONS AND DISTRIBUTION EXPENSES

Commissions will be paid to broker-dealers who sell the Contracts. Broker-dealers will be paid commissions up to an amount currently equal to 7.5% of Purchase Payments.

Other than the mortality and expense risk charge and the administrative charge, all expenses incurred in the operations of the Separate Account are borne by the Company.

                         ADDITIONAL WITHDRAWAL OPTIONS

GENERAL

We offer two withdrawal options that are not considered Annuity options: the Estate Conservation Option ("ECO") and the Systematic Withdrawal Option ("SWO"). These options are available if your Certificate Holder's Account Value is at least $25,000 at the time of election and you are at least age 70 1/2 for ECO or 59 1/2 for SWO. ECO is available only for amounts in an IRA Rollover Contract, and not for amounts under a Nonqualified Flexible Premium Contract. Under SWO, Certificate Holders receive a series of partial withdrawals from the account based on the payment method selected. It is designed for those who want a periodic income while retaining investment flexibility for amounts accumulating under the Contract. ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Code requires each year. Under ECO, the Company calculates the minimum distribution amount required by law and pays that amount once a year.

Amounts withdrawn for ECO and SWO will be deducted from the Contract in the same manner as for any other withdrawals during the Accumulation Period except that no deferred sales charge will be applied. Additionally, where state regulatory approval has been received, no market value adjustment will be applied to amounts distributed under an ECO or SWO election. (See your representative to determine whether the waiver is approved in your state.) (See "Contract Rights--Withdrawals" and "Charges and Deductions--Deferred Sales Charge.")

Since ECO and SWO are not Annuity options, the Certificate Holder's Account retains all the rights and obligations available during the Accumulation Period, as described in this Prospectus, and is subject to all Accumulation Period Contract charges. We reserve the right to discontinue the availability of these withdrawal options and to change the terms for future elections.

Once elected, you or your spousal beneficiary may revoke the applicable option(s) at any time, by submitting a written request to our Home Office. Any revocation will apply only to the amounts not yet paid. Once ECO or SWO is revoked, it may not be elected again.

SWO is different from ECO in the following ways: (1) SWO payments are made for a fixed dollar amount, fixed time period or fixed percentage whereas ECO payments vary in dollar amount and can continue indefinitely during your lifetime; (2) generally, SWO payments will be higher than expected ECO payments; and (3) ECO is available only for amounts in an Individual Retirement Annuity Contract, whereas SWO is available under both Individual Retirement Annuity Contracts and nonqualified deferred annuity contracts. You should carefully assess your future income needs when considering the election of these withdrawal options.

You should consult your tax adviser prior to electing one of these options due to the potential for adverse tax consequences.

For a discussion of the consequences if you or your Beneficiary dies after SWO or ECO has been elected, see "Death Benefit."

ESTATE CONSERVATION OPTION

The first distribution may not be made before the calendar year in which the Certificate Holder attains age 70 1/2. ECO is available only for amounts in an Individual Retirement Annuity Contract.

We will calculate and distribute an annual amount using the recalculation method contained in the Code's minimum distribution regulations. You specify the month you want to receive the distributions and they will be mailed for receipt by the 15th of that month each year. The annual distribution is determined each year by dividing the Certificate Holder's Account Value by a life expectancy factor from tables designated by the Internal Revenue Service ("IRS"). The factor will be based on either your life expectancy or the joint life expectancy of you and your Beneficiary and will be redetermined for each calendar year's distribution. The Certificate Holder's Account Value to be used in this calculation is the Certificate Holder's Value on the December 31st of the year prior to the year in which the ECO payment is being made. This calculation will be changed, if necessary, to conform to changes in the Code or applicable regulations.

SYSTEMATIC WITHDRAWAL OPTION

SWO payments are available on a monthly, quarterly, semiannual or annual basis and are mailed for receipt by the 15th of the month. Under the Specified Percentage method, payments will be made until you reach age 70 1/2, or if elected by your spouse as a Beneficiary, until you would have reached age 70 1/2. You may not make any election that would result in a payment of less than $500.

You may elect one of the following methods of distribution:

  (a) Specified Payment -- payments of a designated dollar amount. The dollar amount chosen cannot be greater than 10% of the Certificate Holder's Account Value. The Company may require a minimum payment amount.

  (b) Specified Period -- payments for a designated time period. Each annual distribution is determined by dividing the Certificate Holder's Account Value by the number of years remaining in the elected period.

     The Certificate Holder's Account Value used in this calculation is the Certificate Holder's Account Value on the December 31st of the year prior to the year for which the payment is being made. For payments made more often than annually, the annual payment result (calculated above) is divided by the number of payments due each year. The specified period must be at least 10 years but, for IRA Rollover Contracts, not greater than your life expectancy factor.

  (c) Specified Percentage -- payments of a designated percentage. The specified percentage chosen cannot be greater than 10% of the Certificate Holder's Account Value. The percentage elected may be changed every six months. Each annual distribution is determined by multiplying the Certificate Holder's Account Value by the percentage chosen. The value used in this calculation is the value on the December 31st of the year prior to the year for which the payment is being made. For payments made more often than annually, the annual payment result (calculated above) is divided by the number of the payments due each year.

Note: For an IRA Rollover Contract, the annual minimum SWO distribution, or maximum SWO time period, as you direct, will be determined by a life expectancy factor from tables designated by the IRS. Under both the Specified Payment and Specified Period payment methods, a higher amount will be paid in any year, if required under the Code minimum distribution rules. For the initial distribution year, we will calculate the amount paid based on your single life expectancy determined from Table V of Section 1.72-9 of the Income Tax Regulations. For each year thereafter, we will use the life expectancy for the previous year reduced by one.

                                ANNUITY PERIOD

ANNUITY PERIOD ELECTIONS

You must notify us in writing of the date you want your Annuity Payments to start (the "Annuity Date") and the Annuity Option elected. Once Annuity Payments start, the Annuity Date and Annuity Option cannot be changed. Payments may not begin earlier than one year after purchase, or, without our consent, later than the later of: (a) the first day of the month following the Annuitant's 85th birthday, or (b) the tenth anniversary of the last Purchase Payment.

Your Annuity Payments will not begin until you have selected an Annuity Date and an Annuity Option. The Certificate Holder's Account will continue in the Accumulation Period until the Annuity Date. For IRA Rollover Contracts, the Code requires that distributions from the Contract must begin no later than April 1 of the calendar year after the calendar year in which you attain age 70 1/2. For Nonqualified Flexible Premium Contracts, failure to select an Annuity Option and an Annuity Date, or postponement of the Annuity Date past the Annuitant's 85th birthday or the tenth anniversary of your last Purchase Payment, may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering such a course of action.

At least 30 days before the Annuity Date, you must notify us in writing to elect or change (a) the date on which Annuity payments are to begin, (b) the Annuity option, (c) whether the payments are to be made monthly, quarterly, semiannually or annually, and (d) the investment option(s) to be used to provide Annuity payments (i.e., a fixed annuity using the general account, one or more of the Funds available during the Annuity Period, or any combination thereof). The Company has reserved the right to limit which and how many funding options will be available as investment options during the Annuity Period. Currently, no more than four Funds may be elected. Once Annuity Payments start, no further changes of Annuity Options may be made. In addition, no further changes may be made to the selection of variable funding options offered during the Annuity Period.

The Annuitant's adjusted age is his or her age as of the birthday closest to the date of the first Annuity payment, reduced by one year for Annuity start dates occurring during the period from July 1, 1993 through December 31, 1999. The Annuitant's age (and joint Annuitant's, if applicable) will be reduced by two years for Annuity start dates occurring during the period from January 1, 2000 through December 31, 2009. The Annuitant's adjusted age (and joint Annuitant's, if applicable) will be reduced by one additional year for Annuity start dates in each succeeding decade.

If Annuity payments are elected on a variable basis, the first and subsequent Annuity payments will also depend on the assumed net investment rate (3 1/2% annually, unless a 5% annual rate is elected). Use of the 3 1/2% assumed rate causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the net investment rate. A 5% rate causes a higher first payment, but Annuity payments will increase thereafter only to the extent that the net investment rate exceeds 5% annually. Annuity payments would decline if the rate were below 5%.

No election may be made that would result in a first Annuity payment of less than $50 or total yearly Annuity payments of less than $250 (less if required by state law). If the Certificate Holder's Account Value on the Annuity start date is insufficient to elect an option for the minimum amount specified, a lump-sum payment must be elected. We reserve the right to increase the minimum first Annuity payment amount and the minimum annual Annuity payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U), since July 1, 1993.

For IRA Rollover Contracts, in determining the amount of Annuity payments, we must satisfy the minimum distribution incidental death benefit rule described in IRS regulations. This rule assures that any death benefits payable are incidental to the primary purpose of the Contract, which is to provide you with retirement benefits. The amount to be distributed under this rule is determined based on your age and tables contained in the IRS regulations.

When payments start, the age of the Annuitant plus the number of years for which payments are guaranteed must not exceed 95.

PARTIAL ANNUITIZATION

You may elect an Annuity Option with respect to a portion of your Account Value, while leaving the remaining portion of your Account Value invested in the Accumulation Period. The Tax Code and the regulations thereunder do not specifically address the tax treatment applicable to payments provided pursuant to the exercise of this option. The Company takes the position that payments provided pursuant to this option are taxable as annuity payments, and not as a withdrawal. However, because the tax treatment of such payments is currently unclear, you should consult with a qualified tax adviser if you are considering a partial annuitization of your Account.

ANNUITY OPTIONS

LIFETIME:

  (a) Life Annuity -- an Annuity with payments guaranteed to the date of the Annuitant's death. This option may be elected with payments guaranteed for a minimum of 5, 10, 15 or 20 years. Because it provides a specified minimum number of Annuity payments, the election of a guaranteed payment period results in somewhat lower payment than if a Life Annuity with no specified number of guaranteed payments had been elected.

  (b) Life Income Based Upon the Lives of Two Payees -- An Annuity will be paid during the lives of the Annuitant and a second Annuitant. Payments will continue until both Annuitants have died. When this option is chosen, a choice must be made of:

    (i) 100% of the payment to continue after the first death;

    (ii) 66 2/3% of the payment to continue after the first death;

    (iii) 50% of the payment to continue after the first death;

    (iv) Payments for a minimum of 120 months, with 100% of the payment to continue after the first death; or

    (v) 100% of the payment to continue at the death of the second Annuitant and 50% of the payment to continue at the death of the Annuitant.

  Because (iv) provides a specified minimum number of Annuity payments, the election of the guaranteed payment period results in somewhat lower payments.

Payments under any lifetime Annuity option will be determined without regard to the sex of the Annuitant(s). Such Annuity payments will be based solely on the age of the Annuitant(s).

If a lifetime option is elected without a guaranteed minimum payment period, it is possible that only one Annuity payment will be made if the Annuitant under (a), or the surviving Annuitant under (b), should die prior to the due date of the second Annuity payment.

Once lifetime Annuity payments begin, you cannot elect to receive a lump-sum settlement or change elections.

NONLIFETIME:

  (a) Payments for a Stated Period of Time -- an Annuity with payments to be made for five to 30 years, as selected. If this option is elected on a variable basis, you may request at any time during the payment period that the present value of all or any portion of the remaining variable payments be paid in one sum. If elected on a fixed basis, you cannot elect to receive a lump-sum settlement. However, any lump sum elected before three years of payments have been completed will be treated as a withdrawal during the Accumulation Period and any applicable deferred sales charge will be assessed. (See "Charges and Deductions -- Deferred Sales Charge.") Once an Annuity option is elected on either a variable or fixed basis, you cannot change elections.

  (b) Payment of Interest -- interest payments will be made to your Beneficiary on all or a portion of the amount payable upon your death prior to your electing an Annuity Option and allocated to this option. Amounts under this option are held in our general account. Your Beneficiary may withdraw any amount held under this option or direct that any or all of the amount be applied to an Annuity Option.

We make a daily deduction for mortality and expense risks from any amounts held on a variable basis. (See "Charges and Deductions -- Mortality and Expense Risk Charges.") Therefore, electing the nonlifetime option on a variable basis will result in a deduction being made even though we assume no mortality risk.

We may also deduct a daily administrative charge from amounts held under the variable options. The charge, established when a variable Annuity Option is elected, will not exceed 0.25% per year of amounts held on a variable basis. Once established the charge will be effective during the entire Annuity Period.

In addition to the Annuity Options described, we may offer you and other payees optional methods of payment.

                                 DEATH BENEFIT

GENERAL

The following section provides information about determining the death benefit amount, should you or the Annuitant die during the Accumulation Period. Additional information is given for IRA Rollover Contracts and Nonqualified Flexible Premium Contracts regarding the rights available and who receives them in case of the death of you or the Annuitant. In many cases, the rights available will depend on whether the Beneficiary is your spouse.

In many of the scenarios described below, a deadline is given for receiving distributions equal to the Certificate Holder's Account Value. According to the Code, the required amount must be distributed by the deadline given. If not, the IRS will deem the Beneficiary to be in "constructive receipt" of the amount, and the Beneficiary may be subject to a penalty tax in addition to any other income tax due on the amount.

Upon the death of a Joint Certificate Holder prior to the Annuity Date, the surviving Certificate Holder, if any, will be the designated beneficiary. Any other beneficiary designation on record with the Company at the time of death will be treated as a contingent beneficiary, and payments will be made to such beneficiary only upon the death of the surviving Certificate Holder. Upon the death of an Annuitant who is not a Certificate Holder, the Death Benefit Amount will be paid to the beneficiary designated.

Note: We will not allow Annuity payments to a Beneficiary to extend beyond the Beneficiary's life or any period certain greater than the Beneficiary's life expectancy.

DEATH BENEFIT AMOUNT

If the Annuitant (or for the Nonqualified Flexible Premium Contract, the Certificate Holder or the Annuitant) dies before Annuity payments start, the Beneficiary is entitled to a death benefit. The excess, if any, of the amount of the guaranteed death benefit over the Certificate Holder's Account Value is determined as of the date of death. Any excess amount will be deposited to the Certificate Holder's Account and allocated to Aetna Variable Encore Fund as of the claim date. The Certificate Holder's Account Value on the claim date plus any excess amount deposited, becomes the Certificate Holder's Account Value. The claim date is the date when we receive valid proof of death and the Beneficiary's claim at our Home Office.

For Nonqualified Flexible Premium Contracts, the death benefit value is determined as described in items (a), (b), (c) and (d) below. For IRA Rollover Contracts, the death benefit value is determined as described in items (a),
(b) and (d) below.

  (a) Death of Certificate Holder/Annuitant (for IRA Rollover Contracts) or death of Annuitant (for Nonqualified Flexible Premium Contracts) less than 75 years of age: The guaranteed death benefit value is the greatest of:

    (1) The Net Purchase Payment(s) made to the Certificate Holder's Account minus the sum of all amounts withdrawn, applied to an Annuity, or deducted from the Certificate Holder's Account;

    (2)(i)In jurisdictions where regulatory approval has been received, the highest step-up value as of the date of death. A step-up value is determined on each anniversary of the Effective Date. Each step-up value is calculated as the Certificate Holder's Account Value on the Effective Date anniversary, increased by the amount of any Purchase Payment(s) made, and decreased by the amount of any partial withdrawals and/or amounts applied to an Annuity Option since the Effective Date anniversary;

      (ii) In jurisdictions where regulatory approval for (a)(2)(i) above has NOT been received, the value will be the step-up value as of the date of death, minus the total of all partial withdrawals, amounts applied to an Annuity and deductions made from the Certificate Holder's Account since determination of the step-up value. The step-up value is the Certificate Holder's Account Value on the most recent seventh year anniversary of the date the Net Purchase Payment was applied.

    (3) The Certificate Holder's Account Value as of the date of death.

    The excess, if any, of the guaranteed death benefit value over the Certificate Holder's Account Value is determined as of the date of death. Any excess amount will be deposited and allocated to Aetna Variable Encore Fund as of the claim date. The Certificate Holder's Account Value on the claim date plus any excess amount deposited becomes the Certificate Holder's Account Value.

  (b) Death of Certificate Holder/Annuitant (for IRA Rollover Contracts) or death of Annuitant (for Nonqualified Flexible Premium Contracts) age 75 or greater: The death benefit is the greatest of:

    (1) The Net Purchase Payments made to the Certificate Holder's Account minus the sum of all amounts withdrawn, applied to an Annuity, or deducted from the Certificate Holder's Account;

    (2) The highest step-up value as of the Participant's 75th birthday. The step-up value is calculated as described in (a)(2)(i) above. In jurisdictions where regulatory approval for (a)(2)(i) has not been received, the value will be the step-up value as of the Participant's 75th birthday, determined as described in (a)(2)(ii) above;

    (3) The Certificate Holder's Account Value as of the date of death.

  (c) Death of the Certificate Holder if the Certificate Holder is not the Annuitant (Nonqualified Flexible Premium Contracts only): The death benefit amount is the Adjusted Account Value on the Claim Date. A deferred sales charge may apply to any full or partial withdrawal. (See "Charges and Deductions --Deferred Sales Charge.")

  (d) Death of a Spousal Beneficiary: In the case of a spousal beneficiary who continued the Account in his or her own name, the death benefit shall be equal to the Certificate Holder's Account Value, less any applicable deferred sales charge on any Purchase Payment(s) made after we receive proof of death.

For amounts held in the Guaranteed Account: The death benefit, if paid within six months of the date of the Annuitant's death, is the greater of the Certificate Holder's Account Value or the aggregate market value adjusted
(MVA) amount. If paid after the six-month period, the death benefit will be the aggregate Market Value Adjustment amount. The aggregate Market Value Adjustment amount may be more or less than the Certificate Holder's Account Value.

DEATH BENEFIT OPTIONS AVAILABLE TO BENEFICIARY UNDER A NONQUALIFIED FLEXIBLE
   PREMIUM CONTRACT

Under a Nonqualified Flexible Premium Contract, prior to any election, the Certificate Holder's Account Value will remain in the Certificate Holder's Account and the Account Value will continue to be affected by the investment performance of the investment option(s) selected. The Beneficiary has the right to allocate or transfer any amount to any available investment options (subject to an MVA, as applicable). The Code requires that distributions begin within a certain time period as described below. If no elections are made concerning distribution, no distributions will be made. Failure to commence distribution within those time periods can result in tax penalties. The following options are available to the Beneficiary:

  (a) When you are the Annuitant and you die:

    (1) If the Beneficiary is your surviving spouse, the Beneficiary will become the successor Certificate Holder. The successor Certificate Holder may exercise all Certificate Holder rights under the Contract and continue in the Accumulation Period, or may elect (i), (ii), or
        (iii) below. Under the Code, distributions are not required until the successor Certificate Holder's death. The Beneficiary may:

    (i) Apply some or all of the Adjusted Account Value to any of the Annuity options. The Amount of payout will depend on the annuity option elected and the investment option(s) used to provide such payments. The proceeds are taxed in the same manner as annuity payments. See "Tax Status."

   (ii) Elect to have some or all of the Adjusted Account Value deposited in the Company's general account, earning the then-current interest rate which may be changed from time to time. The Beneficiary may elect to receive monthly, quarterly, semiannual or annual interest payments. The balance on deposit can be withdrawn at any time or applied to any Annuity option. The principal amount is guaranteed, but interest payments may vary; or

  (iii) Request, at any time, a lump-sum payment equal to all or a portion of the Adjusted Account Value.

Under (ii) and (iii) above, payments are taxed as surrenders as they are received.

    (2) If the Beneficiary is not your surviving spouse, he or she may exercise all Contract or Certificate Holder rights and continue in the Accumulation Period or may elect option (i), (ii), or (iii) under (1) above. According to the Code, any portion of the Adjusted Account Value not applied to an Annuity option (other than the Nonlifetime Payment of Interest) within one year of your death, must be paid within five years after your death.

    (3) If no Beneficiary exists, a lump-sum payment equal to the Adjusted Account Value will be made to your estate.

Note: If SWO has been elected, SWO payments to the Beneficiary may be continued, unless the Beneficiary elects otherwise. Any payments elected must be made at least as frequently as those made prior to your death.

  (b) When you are not the Annuitant and you die:

    (1) If the Beneficiary is your surviving spouse, he or she will become the successor Certificate Holder. The successor Certificate Holder may exercise all your rights under the Contract and continue in the Accumulation Period, or may elect (i), (ii), or (iii) below. Under the Code, distributions are not required until the successor Certificate Holder's death. The Beneficiary may elect to:

    (i) Apply some or all of the Adjusted Account Value to any of the Annuity options. The amount of payout will depend on the annuity option elected and the investment option(s) used to provide such payments. The proceeds are taxed in the same manner as annuity payments;

   (ii) Elect to have some or all of the Surrender Value deposited in the Company's general account, earning the then-current interest rate which may be changed from time to time. The Beneficiary may elect to receive monthly, quarterly, semiannual or annual interest payments. The balance on deposit can be withdrawn at any time or applied to any Annuity option. The principal amount is guaranteed, but interest payments may vary; or

  (iii) Request, at any time, a lump-sum payment equal to all or a portion of the Surrender Value.

Under (ii) and (iii) above, payments are taxed as surrenders as they are received.

    (2) If the Beneficiary is not your surviving spouse, he or she may elect option (i), (ii), or (iii) under (1) above. According to the Code, any portion of the Adjusted Account Value not applied to one of the Annuity options (other than the Nonlifetime Payment of Interest) within one year of your death and must be paid within five years after your death. This amount will be subject to a deferred sales charge, if applicable.

    (3) If no Beneficiary exists, a lump-sum payment equal to the Surrender Value will be made to your estate.

Note: If SWO has been elected, the payments to the Beneficiary may be continued, unless the Beneficiary elects otherwise. Any payments elected must be made at least as frequently as those made prior to your death.

  (c) When you are not the Annuitant and the Annuitant dies: the Beneficiary must elect an Annuity option (see "Annuity Options") other than the Nonlifetime Payment of Interest within 60 days of the date of death.

DEATH BENEFIT OPTIONS AVAILABLE TO BENEFICIARY UNDER AN IRA ROLLOVER CONTRACT

Under an IRA Rollover Contract, prior to any election, the Certificate Holder's Account Value will be retained in the Certificate Holder's Account and the Account Value will continue to be affected by the investment performance of the investment option(s) selected. Under the Code, distributions must begin within a certain time period. If no elections are made, no distributions will be made. Failure to commence distributions within those time periods can result in tax penalties. The following options are available to the Beneficiary:

  (a) If the Beneficiary is your surviving spouse, he or she may exercise all rights under the Contract and continue in the Accumulation Period, or may elect (1), (2), or (3) below. Under the Code, distributions are not required until December 31st of the year in which you would have attained age 70 1/2. The Beneficiary may elect to:

    (1) Apply some or all of the Adjusted Account Value to the Annuity options. The amount of payout will depend on the annuity option elected and the investment option(s) used to provide such payments;

    (2) Elect to have some or all of the Adjusted Account Value deposited in the Company's general account, earning the then-current interest rate which may be changed from time to time. The Beneficiary may elect to receive monthly, quarterly, semiannual or annual interest payments. The balance on deposit can be withdrawn at any time, or applied to any Annuity option. The principal amount is guaranteed, but interest amounts may vary; or

    (3) Receive, at any time, a lump-sum payment equal to all or any portion of the Adjusted Account Value.

In general, regardless of the method of payment, payments received by your Beneficiaries after your death are taxed in the same manner as if you had received those payments. See "Tax Status."

Note: If ECO is in effect when you die, your surviving spouse can elect to continue receiving ECO payments if a joint life expectancy was chosen. Otherwise, your surviving spouse must receive a lump-sum payment of the Adjusted Account Value. If SWO is in effect and you die before your required beginning date for minimum distributions the SWO payments will stop and your surviving spouse may elect (1), (2) or (3) above. If SWO is in effect and you die after your required beginning date for minimum distributions, your surviving spouse can elect to continue SWO payments. Otherwise, your spouse must elect to receive a lump sum payment equal to the Adjusted Account Value.

  (b) If the Beneficiary is other than your surviving spouse, and ECO is not in effect when you die, he or she may exercise all rights under the Certificate Holder's Account and continue in the Accumulation Period or may elect option (1), (2), or (3) under (a) above. Any portion of the Adjusted Account Value that is not applied to an Annuity Option (other than the Nonlifetime Payment of Interest) by December 31st of the year following the year of your death must be distributed by December 31st of the year containing the fifth anniversary of your date of death.

Note: If ECO or SWO is in effect when you die, the Beneficiary must receive an automatic and immediate lump-sum payment of the Adjusted Account Value.

  (c) If no Beneficiary exists, a lump-sum payment equal to the Adjusted Account Value will be made to your estate.

                                  TAX STATUS

INTRODUCTION

The following discussion is a general discussion of federal income tax considerations relating to the Contract and is not intended as tax advice. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under the Contract. Any person concerned about these tax implications should consult a competent tax adviser before initiating any transaction. This discussion is based upon the Company's understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). No representation is made as to the likelihood of the continuation of the present federal income tax laws or of the current interpretation by the IRS. Moreover, no attempt has been made to consider any applicable state or other tax laws.

The Nonqualified Flexible Premium Contract is purchased on a non-tax qualified basis. The IRA Rollover Contract is purchased and used in connection with certain arrangements entitled to special income tax treatment under section 408 of the Code. The ultimate effect of federal income taxes on the amounts held under a Contract, on Annuity Payments, and on the economic benefit to the Certificate Holder, the Annuitant, or the Beneficiary may depend on the tax status of the individual concerned.

TAXATION OF THE COMPANY

The Company is taxed as a life insurance company under the Code. Since the Separate Account is not an entity separate from the Company, and its operation forms a part of the Company, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code or as any other separate entity. Investment income and capital gains are automatically applied to increase reserves under the Contracts. Under existing federal income tax law, the Company believes that the Separate Account investment income and net capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the Contracts.

Accordingly, the Company does not anticipate that it will incur any federal income tax liability attributable to the Separate Account and, therefore, the Company does not intend to make provisions for any such taxes. However, if changes in the federal tax laws or interpretations thereof result in the Company being taxed on income or gains attributable to the Separate Account, then the Company may impose a charge against the Separate Account (with respect to some or all Contracts) in order to set aside provisions to pay such taxes.

TAX STATUS OF THE CONTRACT

DIVERSIFICATION: Section 817(h) of the Code requires that with respect to Nonqualified Flexible Premium Contracts, the investments of the Funds be "adequately diversified" in accordance with Treasury Regulations in order for the Contracts to qualify as annuity contracts under federal tax law. The Separate Account, through the Funds, intends to comply with the diversification requirements prescribed by the Treasury in Reg. Sec. 1.817-5, which affects how the Funds' assets may be invested.

In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contracts. In these circumstances, income and gains from the separate account assets would be includible in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. The ownership rights under the contract are similar to, but different in certain respects from those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, a Certificate Holder has additional flexibility in allocating premium payments and account values. In addition, the number of funds provided under the Contract is greater than the number of funds offered in contracts on which rulings have been issued. These differences could result in a Certificate Holder being treated as the owner of a pro rata portion of the assets of the Separate Account. The Company reserves the right to modify the Contract as necessary to attempt to prevent a Certificate Holder from being considered the owner of a pro rata share of the assets of the Separate Account.

REQUIRED DISTRIBUTION: In order to be treated as an annuity contract for federal income tax purposes, section 72(s) of the Code requires nonqualified contracts to provide that (a) if any Certificate Holder dies on or after the annuity date but prior to the time the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any Certificate Holder dies prior to the annuity date, the entire interest in the Contract will be distributed within five years after the date of such Certificate Holder's death. These requirements will be considered satisfied as to any portion of a Certificate Holder's interest which is payable to or for the benefit of a "designated beneficiary" and which is distributed over the life of such "designated beneficiary" or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the Certificate Holder's death. The "designated beneficiary" refers to a natural person designated by the Certificate Holder as a Beneficiary and to whom ownership of the contract passes by reason of death. However, if the "designated beneficiary" is the surviving spouse of the deceased Certificate Holder, the contract may be continued with the surviving spouse as the new Certificate Holder.

The Nonqualified Flexible Premium Contracts contain provisions which are intended to comply with the requirements of section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. The Company intends to review such provisions and modify them if necessary to assure that they comply with the requirements of Code section 72(s) when clarified by regulation or otherwise. Other rules may apply to IRA Rollover Contracts.

The following discussion is based on the assumption that the Contract qualifies as an annuity contract for federal income tax purposes.

TAXATION OF ANNUITIES

IN GENERAL: Section 72 of the Code governs taxation of annuities in general. The Company believes that a Certificate Holder who is a natural person generally is not taxed on increases in the Contract Value until distribution occurs by withdrawing all or part of such Contract Value (e.g., withdrawals or Annuity payments under the Annuity Option elected). The assignment, pledge, or agreement to assign or pledge any portion of the Value generally will be treated as a distribution. The taxable portion of a distribution (in the form of a single sum payment or an annuity) is taxable as ordinary income.

The following discussion generally applies to a Contract or Certificate owned by a natural person.

WITHDRAWALS: In the case of a withdrawal under an IRA Rollover Contract, including withdrawals under SWO or ECO, the amount taxable is generally based on the ratio of the "investment in the contract" to Account Value. The "investment in the contract" generally equals the amount of any nondeductible Purchase Payments paid by or on behalf of any individual less any amount received previously which was excludable from gross income. For an IRA Rollover Contract, the "investment in the contract" can be zero. Special tax rules may be available for certain distributions from an IRA Rollover Contract.

With respect to Nonqualified Flexible Premium Contracts, partial withdrawals, including withdrawals under SWO, are generally treated as taxable income to the extent that the Account Value immediately before the withdrawal exceeds the "investment in the contract" at that time. The Account Value immediately before a withdrawal may have to be increased by any positive market value adjustment (MVA) that results from such a withdrawal. There is, however, no definitive guidance on the proper tax treatment of MVAs in these circumstances, and a Certificate Holder should contact a competent tax advisor with respect to the potential tax consequences of any MVA that arises as a result of a partial withdrawal.

Full withdrawals of a Nonqualified Flexible Premium Contract are treated as taxable income to the extent that the amount received exceeds the "investment in the contract."

ANNUITY PAYMENTS: Although the tax consequences may vary depending on the Annuity payment elected under the Contract, in general, only the portion of the Annuity payment that represents the amount by which the Account Value exceeds the "investment in the contract" will be taxed; after the "investment in the contract" is recovered, the full amount of any additional Annuity payments is taxable. For variable annuity payments, the taxable portion is generally determined by an equation that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the "investment in the contract" by the total number of expected periodic payments. However, the entire distribution will be taxable once the recipient has recovered the dollar amount of his or her "investment in the contract." For fixed annuity payments, in general there is no tax on the portion of each payment which represents the same ratio that the "investment in the contract" bears to the total expected value of the Annuity payments for the term of the payments; however, the remainder of each Annuity payment is taxable. Once the "investment in the contract" has been fully recovered, the full amount of any additional Annuity payments is taxable. If Annuity payments cease as a result of an Annuitant's death before full recovery of the "investment in the contract," consult a competent tax advisor regarding deductibility of the unrecovered amount.

PENALTY TAX: In the case of a distribution pursuant to a Nonqualified Flexible Premium Contract, there may be imposed a federal income tax penalty equal to 10% of the amount treated as taxable income. In general, however, there is no penalty tax on distributions: (1) made on or after the date on which the taxpayer attains age 59 1/2; (2) made as a result of death or disability of a Certificate Holder; (3) received in substantially equal periodic payments as a life annuity or a joint and survivor annuity for the lives or life expectancies of the Certificate Holder and a "designated beneficiary." Other tax penalties may apply to certain distributions pursuant to an IRA Rollover Contract.

TAXATION OF DEATH BENEFIT PROCEEDS: Amounts may be distributed from the Contract because of the death of a Certificate Holder or the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender as described above, or (2) if distributed under an Annuity Option, they are taxed in the same manner as Annuity payments, as described above.

TRANSFERS, ASSIGNMENTS, OR EXCHANGES OF THE CONTRACT: A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also a Certificate Holder, the selection of certain Annuity Dates, or the exchange of a Contract or Certificate may result in certain tax consequences that are not discussed herein. Assignments or transfers of ownership of an IRA Rollover Contract are not allowed except as permitted under Code Section 408(d)(6), coincident to a divorce. Anyone contemplating any such designation, transfer, assignment, selection, or exchange should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

MULTIPLE CONTRACTS: All deferred nonqualified annuity contracts that are issued by the Company (or its affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in gross income under section 72(e) of the Code. In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of section 72(e) through the serial purchase of annuity contracts or otherwise. Congress has also indicated that the Treasury Department may have authority to treat the combination purchase of an immediate annuity contract and separate deferred annuity contracts as a single annuity contract under its general authority to prescribe rules as may be necessary to enforce the income tax laws.

IRA ROLLOVER CONTRACTS

IN GENERAL: The qualified contract is designed for use as an Individual Retirement Annuity. The tax rules applicable to participants and beneficiaries in Individual Retirement Annuities are complex. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; aggregate distributions in excess of a specified annual amount; and in other specified circumstances.

INDIVIDUAL RETIREMENT ANNUITIES: Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity or Individual Retirement Account, each hereinafter referred to as an "IRA." Also, distributions from certain other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. The sale of a contract for use with an IRA may be subject to special disclosure requirements of the Internal Revenue Service. Purchasers of a Contract for use with IRAs will be provided with supplemental information required by the Internal Revenue Service or other appropriate agency. Such purchasers will have the right to revoke their purchase within 7 days of the earlier of the establishment of the IRA or their purchase. A Contract issued in connection with an IRA will be amended as necessary to conform to the requirements of the Code. Purchasers should seek competent advice as to the suitability of the Contract for use with IRAs.

The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with IRA qualification requirements.

WITHHOLDING

Pension and annuity distributions generally are subject to withholding for the recipient's federal income tax liability at rates that vary according to the type of distribution and the recipient's tax status. Recipients, however, generally are provided the opportunity to elect not to have tax withheld from distributions.

POSSIBLE CHANGES IN TAXATION

In past years, legislation has been proposed that would have adversely modified the federal taxation of certain annuities. For example, one such proposal would have changed the tax treatment of nonqualified annuities that did not have "substantial life contingencies" by taxing income as it is credited to the annuity. Although as of the date of this prospectus Congress is not actively considering any legislation regarding the taxation of annuities, there is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, judicial decisions, etc.). Moreover, it is also possible that any change could be retroactive (that is, effective prior to the date of the change).

OTHER TAX CONSEQUENCES

As noted, above, the foregoing discussion of the federal income tax consequences is not exhaustive and special rules are provided with respect to other tax situations not discussed in this Prospectus. Further, the federal income tax consequences discussed herein reflect the Company's understanding of the current law and the law may change. Federal estate and gift tax consequences of ownership or receipt of distributions under the Contract depend on the individual circumstances of each Certificate Holder or recipient of a distribution. A competent tax adviser should be consulted for further information.

                                 MISCELLANEOUS

VOTING RIGHTS

Each Contract Holder may direct us in the voting of shares at shareholders' meetings of the appropriate Fund(s). The number of votes to which each Contract Holder may give direction will be determined as of the record date. The number of votes each Contract Holder is entitled to direct with respect to a particular Fund during the Accumulation Period equals the portion of the Certificate Holder's Account Value(s) of the Contract attributable to that Fund, divided by the net asset value of one share of that Fund. During the Annuity Period, the number of votes is equal to the Valuation Reserve for the portion of the Contract attributable to that Fund, divided by the net asset value of one share of that Fund. In determining the number of votes, fractional votes will be recognized. Where the value of the Contract or Valuation Reserve relates to more than one Fund, the calculation of votes will be performed separately for each Fund.

If you are a Participant under a group Contract, you have a fully vested (100%) interest in the benefits provided to you under your Certificate Holder's Account. Therefore, you may instruct the group Contract Holder how to direct the Company to cast the votes for the portion of the value or Valuation Reserve attributable to your Certificate Holder's Account. Votes attributable to those Certificate Holders who do not instruct the group Contract Holder will be cast by the Company in the same proportion as votes for which instructions have been received by the group Contract Holder. Votes attributable to individual or group Contract Holders who do not direct us will be cast by us in the same proportion as votes for which directions we have received.

You will receive a notice of each meeting of shareholders, together with any proxy solicitation materials, and a statement of the number of votes attributable to your Certificate Holder's Account.

MODIFICATION OF THE CONTRACT

The Company may change any provision of the Contract that must be altered to comply with state or federal law. The Company may also modify the Contract for other reasons, when it deems an amendment appropriate, subject to the limitations described below, by notifying the Contract Holder in writing 30 days before the effective date of the change. The following Contract provisions are considered material by the Company and cannot be changed without the approval of appropriate state or federal regulatory authorities:

  (a) transfers among investment options;

  (b) notification to the Contract Holder;

  (c) conditions governing payments of surrender values;

  (d) terms of Annuity Options;

  (e) death benefit payments; and

  (f) contract charges.

In addition, changes to the items listed below will apply only to new Certificate Holders' Accounts establishing under a group Contract, or individual Contracts issued after the effective date of the change:

  (a) the Annuity Options;

  (b) the contractual promise that no deduction will be made from the Purchase Payment for sales or administrative expenses;

  (c) increasing the deferred sales charges;

  (d) increasing the mortality and expense risk charges;

  (e) increasing the administrative charge;

  (f) the right to make transfers; and

  (g) the Guaranteed Account Guaranteed Rate.

Modification of items (b) through (e) above specifically require authorization by the SEC to the extent that the proposed changes are not currently authorized by existing orders issued to us by the SEC.

If the group Contract Holder has not accepted the proposed change at the time of its effective date, no new Certificate Holder's Accounts may be opened under the group Contract.

No modification may affect any Annuity beginning before the effective date of the change unless deemed necessary for the Contract to comply with the requirements of the Code or other laws and regulations affecting the Contract.

INQUIRIES

You may direct inquiries by writing directly to us at the address shown on the cover page of this Prospectus or by calling 1-800-531-4547.

TELEPHONE TRANSFERS

You automatically have the right to make transfers among Funds by telephone. The Company has enacted procedures to prevent abuses of Certificate Holder's Account transactions by telephone. The procedures include requiring the use of a personal identification number (PIN) in order to execute transactions. You are responsible for safeguarding your PIN, and for keeping your Account information confidential. If the Company fails to follow these procedures it would be liable for any losses to your Certificate Holder's Account resulting from the failure. To ensure authenticity, the Company records all calls on the 800 line.

TRANSFER OF OWNERSHIP; ASSIGNMENT

Assignments or transfers of ownership of an IRA Rollover Contract are not allowed except as permitted under Code Section 408(d)(6), coincident to a divorce. We will accept assignments or transfers of ownership of a Nonqualified Flexible Premium Contract, with proper notification. The date of any such transfer will be the date we receive the notification at our Home Office. Refer to "Tax Status" for general tax information. If you are contemplating a transfer of ownership or assignment you should consult a tax adviser due to the potential for tax liability.

LEGAL PROCEEDINGS

The Company knows of no material legal proceedings pending to which Account B is a party or which would materially affect the Separate Account.

LEGAL MATTERS

The validity of the securities offered by this Prospectus has been passed upon by Susan E. Bryant, Esq., Counsel to the Company.

            STATEMENT OF ADDITIONAL INFORMATION -- TABLE OF CONTENTS

The following items are the contents of the Statement of Additional Information:

General Information and History.............................................   2
Variable Annuity Account B..................................................   2
Offering and Purchase of Contracts..........................................   3
Performance Data............................................................   3
  Average Annual Total Return Quotations....................................   4
Annuity Payments............................................................   4
Dollar-Cost Averaging.......................................................   5
Sales Material..............................................................   5
Independent Auditors........................................................   6
Financial Statements of the Separate Account................................ S-1
Financial Statements of Aetna Life Insurance and Annuity Company............ F-1

                                   APPENDIX

                           ALIAC GUARANTEED ACCOUNT

THE ALIAC GUARANTEED ACCOUNT IS A GUARANTEED INTEREST OPTION AVAILABLE DURING THE ACCUMULATION PERIOD UNDER THE CONTRACTS DESCRIBED IN THIS PROSPECTUS. SINCE THE GUARANTEED ACCOUNT IS A FUNDING OPTION UNDER THE CONTRACT, YOU SHOULD READ THE ACCOMPANYING GUARANTEED ACCOUNT PROSPECTUS CAREFULLY BEFORE INVESTING. THIS APPENDIX IS INTENDED AS A SUMMARY DESCRIPTION OF THE GUARANTEED ACCOUNT AND IS NOT INTENDED AS A REPLACEMENT FOR THE GUARANTEED ACCOUNT PROSPECTUS.

GENERAL

The Guaranteed Account is a guaranteed interest option for which we guarantee stipulated rates of interest for stated periods of time on amounts applied to the Guaranteed Account. For guaranteed terms of one year or less, a guaranteed rate is credited for the full term. For guaranteed rates of greater than one year, the initial guaranteed rate is credited from the date of deposit to the end of a specified period within the guaranteed term. The interest rate stipulated is an annual effective yield; that is, it reflects a full year's interest. Interest is credited daily at a rate that will provide the guaranteed annual effective yield over the period of one year. Guaranteed interest rates will never be less than an annual effective rate of 3%.

During the deposit period, amounts may be applied to any of the available guaranteed terms. Purchase Payments received after the initial payment will be allocated in the same proportions as the last allocation, if no new allocation instructions are received with the Purchase Payment. For amounts allocated to the Guaranteed Account, if the same guaranteed term(s) are not available, the next shortest term will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

WITHDRAWALS

Except for transfers from the one-year Guaranteed Term in connection with the Dollar Cost Averaging Program and withdrawals taken in connection with an Estate Conservation or Systematic Withdrawal distribution option (where state regulatory approval has been received), withdrawals or transfers from a guaranteed term before the guaranteed term matures may be subject to a market value adjustment ("MVA"). An MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. When interest rates increase after the date of deposit, the value of the investment decreases, and the MVA is negative. Conversely, when interest rates decrease after the date of deposit, the value of the investment increases, and the MVA is positive. It is possible that a negative MVA could result in you receiving an amount that is less than the amount you allocated to MGA.

For partial withdrawals during the Accumulation Period, amounts to be withdrawn from the Guaranteed Account will be withdrawn on a pro rata basis from each group of deposits having the same length of time until the Maturity Date ("Guaranteed Term Group"). Within a Guaranteed Term Group, the amount will be withdrawn first from the oldest Deposit Period, then from the next oldest, and so on until the amount requested is satisfied.

MATURITY OF A GUARANTEED TERM

As a guaranteed term matures, assets accumulating under the Guaranteed Account may be (a) transferred to a new guaranteed term, (b) transferred to any other available investment options, or (c) withdrawn. Amounts withdrawn may be subject to a deferred sales charge. If no direction is received by the Company at its Home Office by the maturity date of a guaranteed term, the amount from the maturing guaranteed term will be transferred to the current deposit period for a similar length guaranteed term. If the same guaranteed term is no longer available the next shortest guaranteed term available in the current deposit period will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

If you do not provide instructions concerning the maturity value of a maturing guaranteed term, the maturity value transfer provision applies. This provision allows you to transfer without an MVA to available guaranteed terms of the current deposit period or to other available investment options, or surrender without an MVA (if applicable, a deferred sales charge is assessed on the surrendered amount). The provision is available only during the calendar month immediately following a guaranteed term maturity date and only applies to the first transaction regardless of the amount involved in the transaction.

MORTALITY AND EXPENSE RISK CHARGES

We make no deductions from the credited interest rate for mortality and expense risks; these risks are considered in determining the credited rate.

TRANSFERS

Amounts applied to a guaranteed term during a deposit period may not be transferred to any other funding option or to another guaranteed term during that deposit period or for 90 days after the close of that deposit period. This does not apply to (1) amounts transferred on the Maturity Date or under the maturity value transfer provision; (2) amounts transferred from the Guaranteed Account before the Maturity Date due to the election of an Annuity option; (3) amounts transferred from the one-year Guaranteed Term in connection with the Dollar Cost Averaging Program; and (4) amounts distributed under the Estate Conservation or Systematic Withdrawal distribution. Transfers after the 90-day period are permitted from guaranteed term(s) to other guaranteed term(s) available during a deposit period or to other available investment options. Except for transactions described in items (1), (3) and
(4) above, amounts withdrawn or transferred from the Guaranteed Account prior to the maturity date will be subject to a Market Value Adjustment. However, only a positive aggregate Market Value Adjustment will be applied to transfers made due to annuitization under one of the lifetime Annuity options described in item (2) above. These waivers are subject to regulatory approval and may not be available in all states. See your representative to determine whether the waiver is approved in your state.

Transfers of Guaranteed Account values on or within one calendar month of a term's maturity date are not counted as one of the 12 free transfers of accumulated values in the Certificate Holder's Account.

The Certificate Holder may select a maximum of 18 different funding options over the lifetime of the Contract. Under the Guaranteed Account, each guaranteed term is counted as one funding option. If a guaranteed term matures, and is renewed for the same term, it will not count as an additional funding option.

DEATH BENEFIT

Full and partial withdrawals and transfers made from the Guaranteed Account within six months after the date of the Annuitant's death will be the greater of:

  (a) The aggregate MVA amount (i.e., the sum of all market value adjusted amounts calculated due to a withdrawal of amounts). This total may be greater or less than the Certificate Holder's Account Value of those amounts; or

  (b) The applicable portion of the Certificate Holder's Account Value attributable to the Guaranteed Account.

After the six-month period, the surrender or transfer amount will be adjusted for the aggregate MVA amount, which may be greater or less than the Certificate Holder's Account Value of those amounts. Only a positive aggregate Market Value Adjustment will be applied to transfers made due to annuitization under one of the lifetime Annuity options.

ANNUITY PERIOD

By notifying us at our Home Office at least 30 days before the Annuity Date, you may elect to have amounts which have been accumulating under the Guaranteed Account transferred to one of the funding options available during the Annuity Period to provide variable Annuity payments. (The Guaranteed Account cannot be used as an investment option during the Annuity Period.) Transfers made due to the election of a lifetime Annuity Option will be subject to only a positive aggregate MVA.

REINSTATEMENT PRIVILEGE

Any amounts reinstated to the Guaranteed Account will be applied to the available guaranteed terms of the current deposit period in the same proportion as they were at the time of surrender. If a guaranteed term of the same time to maturity is not available in the current deposit period, the funds will be reinvested in a guaranteed term having the next shortest time to maturity. Any negative MVA amount applied to a surrender is not included in the reinstatement.

--------------------------------------------------------------------------------
                           VARIABLE ANNUITY ACCOUNT B
                                       OF
                   AETNA LIFE INSURANCE  AND ANNUITY COMPANY
--------------------------------------------------------------------------------

          Statement of Additional Information dated ___________, 1996


This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for The New Retirement: Nicholas-Applegate/Aetna Annuity dated __________, 1996.

A free prospectus is available upon request from the local Aetna Life Insurance and Annuity Company office or by writing to or calling:


                    Aetna Life Insurance and Annuity Company
                                  Service Unit
                             151 Farmington Avenue
                          Hartford, Connecticut  06156
                                 1-800-531-4547


Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

                               TABLE OF CONTENTS

                                                                    Page

General Information and History....................................... 2
Variable Annuity Account B............................................ 2
Offering and Purchase of Contracts.................................... 3
Performance Data...................................................... 3
  Average Annual Total Return Quotations.............................. 4
Annuity Payments...................................................... 4
Dollar-Cost Averaging................................................. 5
Sales Material........................................................ 5
Independent Auditors.................................................. 6
Financial Statements of the Separate Account.......................... S-1
Financial Statements of Aetna Life Insurance and Annuity Company...... F-1

                        GENERAL INFORMATION AND HISTORY

Aetna Life Insurance and Annuity Company (the "Company") is a stock life insurance company which was organized in 1976 under the insurance laws of the State of Connecticut. The Company is a wholly owned subsidiary of Aetna Retirement Services, Inc. which is in turn a wholly owned subsidiary of Aetna Life and Casualty Company. The Company's Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The Company, a registered broker-dealer under the Securities Exchange Act of 1934, serves as the principal underwriter for the Separate Account. The Company is also a registered investment adviser under the Investment Advisers Act of 1940.

Other than the mortality and expense risk charges and administrative expense charge described in the prospectus, all expenses incurred in the operations of the Separate Account are borne by the Company. See "Charges and Deductions" in the prospectus.

The assets of the Separate Account are held by the Company. The Separate Account has no custodian. However, the Funds in whose shares the assets of the Separate Account are invested each have custodians, as discussed in their respective prospectuses.

                           VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B (the "Separate Account") is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended. The assets of the Separate Account will be invested exclusively in shares of the mutual funds described in the Prospectus. Purchase Payments made under the Contract may be allocated to one or more of the variable investment options. The Company may make additions to or deletions from available investment options as permitted by law. The availability of the Funds is subject to applicable regulatory authorization. Not all Funds are available in all jurisdictions or under all Contracts. The Funds currently available under the Contract are as follows:

                     Nicholas-Applegate Core Growth Series
                   Nicholas-Applegate Emerging Growth Series
                Nicholas-Applegate International Growth Series
                        Nicholas-Applegate Value Series
                 Nicholas-Applegate Diversified Income Series
             Nicholas-Applegate International Fixed Income Series
                          Aetna Variable Encore Fund

Complete descriptions of each of the Funds, including their investment objectives, policies, risks and fees and expenses, are contained in the prospectuses and statements of additional information for each of the Funds.

                       OFFERING AND PURCHASE OF CONTRACTS

As principal underwriter, ALIAC offers the Contracts through life insurance agents licensed to sell variable annuities who are registered representatives of ALIAC or of other registered broker-dealers who have sales agreements with ALIAC. The offering of the Contracts is continuous. A description of the manner in which Contracts are purchased may be found in the prospectus under the sections titled "Contract Purchase" and "Certificate Holder's Account Value."

                                PERFORMANCE DATA

From time to time, the Company may advertise different types of historical performance for the variable options of the Separate Account available under the Contracts issued by the Company which are described in the Prospectus. The Company may advertise the "standardized average annual total returns," calculated in a manner prescribed by the Securities and Exchange Commission (the "standardized return"), as well as the "non-standardized total return," both of which are described below.

The standardized and non-standardized total return figures are computed according to a formula in which a hypothetical initial Purchase Payment of $1,000 is applied to the variable options under the Contract, and then related to the ending redeemable values over one, three, five and ten year periods (or fractional periods thereof). The standardized figures reflect the deduction of all recurring charges during each period (e.g., mortality and expense risk charges, maintenance fees, administrative charges, and deferred sales charges). These charges will be deducted on a pro rata basis in the case of fractional periods. The maintenance fee is converted to a percentage of assets based on the estimated average account size under these Contracts.

The non-standardized figures will be calculated in a similar manner, except that non-standardized figures will not reflect the deduction of any applicable deferred sales charge (which would decrease the level of performance shown if reflected in these calculations). The non-standardized figures may also include a three year period.

For variable options underlying the Separate Account that were in existence prior to the date the Fund became available under the Contract or the date on which the Separate Account commenced operations, the standardized and non-standardized total returns may include periods prior to the date on which such Fund became available under the Contract. These figures are calculated by adjusting the actual returns of the Fund to reflect the charges that would have been assessed under the Contract had that Fund been available under the Contract during that period.

The total return quotations are based upon historical earnings and are not necessarily representative of future performance. Investment results of the Funds will fluctuate over time, and any presentation of the Funds' total return quotations for any prior period should not be considered as a representation of how the variable options will perform in any future period. Additionally, your Account Value upon redemption may be more or less than your original cost.

AVERAGE ANNUAL TOTAL RETURN QUOTATIONS - Standardized and Non-Standardized

The table shown below reflects the average annual standardized and non-standardized total return quotation figures for the period ended September 30, 1995 for the variable options available under the Contract. As the Nicholas-Applegate Series currently has no performance history, the table below shows Average Annual Total Return Quotations for the Aetna Variable Encore Fund investment option only.

                            -------------------------------------------------------------------------------------------
                                                                                                             Fund
                                      STANDARDIZED                      NON-STANDARDIZED                 Inception Date
-----------------------------------------------------------------------------------------------------------------------
Investment Option             1  Year   5 Years   10 Years     1 Year   3 Years   5 Years   10 Years
-----------------------------------------------------------------------------------------------------------------------
Aetna Variable Encore Fund    (1.05)%   2.84%     4.78%        4.33%    2.68%     3.30%     4.78%        09/01/75
-----------------------------------------------------------------------------------------------------------------------

                                ANNUITY PAYMENTS

When Annuity payments are to begin, the value of the Contract or Account is determined using Accumulation Unit values as of the tenth Valuation Period before the first Annuity payment is due. Such value (less any applicable premium tax) is applied to provide an Annuity in accordance with the Annuity and investment options elected.

The Annuity option tables found in the Contract show, for each form of Annuity, the amount of the first Annuity payment for each $1,000 of value applied. Thereafter, variable Annuity payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first payment and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but Annuity payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Annuity payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first payment, but subsequent payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the Annuity Period begins, the Annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b) where (a) is the amount of the first Annuity payment based on a particular investment option and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one Valuation Period to the next; such fluctuations reflect changes in the net investment factor for the appropriate Fund(s) (with a ten Valuation Period lag which gives the Company time to process Annuity payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the Annuity Period.

EXAMPLE:

Assume that, at the date Annuity payments are to begin, there are 3,000 Accumulation Units credited under a particular Contract or Account and that the value of an Accumulation Unit for the tenth Valuation Period prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax is payable and that the Annuity table in the Contract provides, for the option elected, a first monthly variable Annuity payment of $6.68 per $1000 of value applied; the Annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit for the Valuation Period in which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

If the net investment factor with respect to the appropriate Fund is 1.0015000 as of the tenth Valuation Period preceding the due date of the second monthly payment, multiplying this factor by .9999058* (to neutralize the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.0014057. This is then multiplied by the Annuity Unit value for the prior Valuation Period (assume such value to be $13.504376) to produce an Annuity Unit value of $13.523359 for the Valuation Period in which the second payment is due.

The second monthly payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.523359, which produces a payment of $276.07.

*If an assumed net investment rate of 5% is elected, the appropriate factor to neutralize such assumed rate would be .9998663.

                             DOLLAR-COST AVERAGING

The term "dollar-cost averaging" describes a system of investing a uniform sum of money at regular intervals over an extended period of time. It is based on the economic fact that buying a variably priced item with a constant sum of money at fixed intervals results in acquiring more of the item when prices are low and less of it when prices are high. In order to maximize the effectiveness of dollar-cost averaging, it is important that investors consider their financial ability to continue purchasing the securities through periods of high and low price levels. Investors should also note that no system can protect against reduced values in a declining market.

                                 SALES MATERIAL

The Company may include hypothetical illustrations in its sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. The Company may also discuss the difference between variable annuity contracts and other types of savings or investment products, including, but not limited to, personal savings accounts and Certificates of Deposit.

                              INDEPENDENT AUDITORS

KPMG Peat Marwick LLP, CityPlace II, Hartford, Connecticut 06103-4103, are the independent auditors for the Separate Account and for the Company. The services provided to the Separate Account include primarily the examination of the Separate Account's financial statements and the review of filings made with the SEC.

                              FINANCIAL STATEMENTS


                           VARIABLE ANNUITY ACCOUNT B


                                     Index

Independent Auditors' Report
Statement of Assets and liabilities as of December 31, 1994
Statement of Operations for the year ended December 31, 1994
Statements of Changes in Net Assets for the years ended December 31, 1994 and
    1993
Notes to Financial Statements as of December 31, 1994
Statement of Assets and Liabilities as of September 30, 1995 (Unaudited) Statement of Operations for the nine-month period ended September 30, 1995 (Unaudited)
Statements of Changes in Net Assets for the nine-month period ended September
    30, 1995 and the year ended December 31, 1994 (Unaudited)
Notes to Financial Statements (Unaudited)

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors of Aetna Life Insurance and Annuity Company and
    Contract Owners of Variable Annuity Account B:

We have audited the accompanying statement of assets and liabilities of Aetna Life Insurance and Annuity Company Variable Annuity Account B (the "Account") as of December 31, 1994, the related statement of operations and condensed financial information for the year then ended and the statements of changes in net assets for each of the years in the two-year period then ended. These financial statements and condensed financial information are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements and condensed financial information based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and condensed financial information are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1994, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and condensed financial information referred to above present fairly, in all material respects, the financial position of Aetna Life Insurance and Annuity Company Variable Annuity Account B as of December 31, 1994, the results of its operations and condensed financial information for the year then ended and the changes in its net assets for each of the years in the two-year period then ended in conformity with generally accepted accounting principles.


                                                  KPMG Peat Marwick LLP

Hartford, Connecticut
January 31, 1995

VARIABLE ANNUITY ACCOUNT B

STATEMENT OF ASSETS AND LIABILITIES - December 31, 1994

ASSETS:
Investments, at net asset value: (Note 1)
  Aetna Variable Fund; 17,826,130 shares at $26.23 per share (cost $507,156,445).................................... $ 467,568,315
  Aetna Income Shares; 5,871,114 shares at $11.72 per share (cost $74,117,645)......................................    68,832,108
  Aetna Variable Encore Fund; 7,078,396 shares at $12.55 per share (cost $89,821,997)...............................    88,823,487
  Aetna Investment Advisers Fund, Inc.; 7,752,415 shares at $12.23 per share
    (cost $93,379,859)..............................................................................................    94,792,938
  Aetna GET Fund, Series B; 1,226,848 shares at $9.92 per share (cost $12,353,186)..................................    12,170,153
  Alger American Fund - Alger American Small Capitalization Portfolio; 155,668 shares at
    $27.31 per share (cost $4,071,354)..............................................................................     4,251,298
  Calvert Socially Responsible Series; 5,491 shares at $1.44 per share (cost $8,462)................................         7,912
  Fidelity Investments Variable Insurance Products Fund - Equity-Income Portfolio;
    11,086 shares at $15.35 per share (cost $170,056)...............................................................       170,167
  Fidelity Investments Variable Insurance Products Fund - Growth Portfolio;
    8,176 shares at $21.69 per share (cost $170,056)................................................................       177,333
  Insurance Management Series - Corporate Bond Fund; 34,641 shares at $8.87 per share
    (cost $311,414).................................................................................................       307,263
  Insurance Management Series - Equity Growth and Income Fund; 190,609 shares at $9.74
    per share (cost $1,862,442).....................................................................................     1,856,527
  Insurance Management Series - U.S. Government Bond Fund; 12,833 shares at $9.98
    per share (cost $128,226).......................................................................................       128,071
  Insurance Management Series - Prime Money Fund; 521,201 shares at $1.00 per share
    (cost $521,214).................................................................................................       521,201
  Insurance Management Series - Utility Fund; 43,813 shares at $9.29 per share
    (cost $408,580).................................................................................................       407,020
  Janus Aspen Series - Aggressive Growth Portfolio; 99,782 shares at $13.62 per share
    (cost $1,346,463)...............................................................................................     1,359,035
  Janus Aspen Series - Flexible Income Portfolio; 16,574 shares at $9.48 per share
    (cost $162,859).................................................................................................       157,121
  Janus Aspen Series - Growth Portfolio; 9,169 shares at $10.57 per share (cost $96,205)............................        96,920
  Lexington Emerging Markets Fund, Inc.; 1,490 shares at $9.86 per share (cost $14,968).............................        14,692
  Lexington Natural Resources Trust; 132,414 shares at $9.71 per share (cost $1,326,234)............................     1,285,738
  Neuberger & Berman Advisers Management Trust- Growth Portfolio; 137,169 shares at
    $20.31 per share (cost $2,851,294)..............................................................................     2,785,910
  Scudder Variable Life Investment Fund - International Portfolio; 816,372 shares at
    $10.69 per share (cost $8,944,895)..............................................................................     8,727,018
  TCI Portfolios, Inc. - TCI Balanced; 5,922 shares at $5.96 per share (cost $35,156)...............................        35,294
  TCI Portfolios, Inc. - TCI Growth, 4,483,578 shares at $9.21 per share (cost $40,864,347).........................    41,293,756
  TCI Portfolios, Inc. - TCI International; 7,444 shares at $4.75 per share (cost $37,331)..........................        35,359
                                                                                                                     -------------
NET ASSETS.........................................................................................................  $ 795,804,636
                                                                                                                     =============

See Notes to Financial Statements

VARIABLE ANNUITY ACCOUNT B


Net assets represented by:                                                               ACCUMULATION
                                                                                            UNIT
                                                                             UNITS          VALUE
                                                                        --------------  --------------
Reserves for annuity contracts in accumulation period:
AETNA VARIABLE FUND:
  Non-Qualified 1964.................................................          5,159.1      $114.828     $    592,407
  Non-Qualified I....................................................        232,142.6       129.838       30,140,993
  Non-Qualified II...................................................        478,180.1        91.515       43,760,850
  Non-Qualified III..................................................      2,229,372.7        87.638      195,378,787
  Non-Qualified V....................................................     11,117,382.8        10.698      118,932,105
  Non-Qualified VI...................................................         52,441.8         9.993          524,057
  Non-Qualified VII..................................................      3,178,711.5        10.737       34,130,411

AETNA INCOME SHARES:
  Non-Qualified I....................................................         16,981.4        39.514          671,004
  Non-Qualified II...................................................        151,836.3        41.302        6,271,196
  Non-Qualified III..................................................        699,850.8        39.919       27,937,427
  Non-Qualified V....................................................      1,988,960.0        10.457       20,799,277
  Non-Qualified VI...................................................          8,201.1         9.534           78,189
  Non-Qualified VII..................................................        983,356.7        10.324       10,152,119

AETNA VARIABLE ENCORE FUND:
  Non-Qualified I....................................................         30,683.2        35.958        1,103,292
  Non-Qualified II...................................................        194,997.6        36.602        7,137,317
  Non-Qualified III..................................................        744,594.5        34.450       25,651,159
  Non-Qualified V....................................................      1,822,449.0        10.509       19,152,951
  Non-Qualified VI...................................................          3,730.2        10.237           38,185
  Non-Qualified VII..................................................      3,407,448.2        10.489       35,740,583

AETNA INVESTMENT ADVISERS FUND, INC.:
  Non-Qualified I....................................................         70,446.9        14.299        1,007,320
  Non-Qualified II...................................................        679,528.1        14.252        9,684,634
  Non-Qualified III..................................................      2,044,887.2        14.218       29,074,206
  Non-Qualified V....................................................      3,541,702.6        10.971       38,856,019
  Non-Qualified VII..................................................        911,280.6        10.828        9,867,346

AETNA GET FUND, SERIES B:
  Non-Qualified V....................................................      1,197,924.6        10.159       12,170,153

ALGER AMERICAN FUND - ALGER AMERICAN SMALL
CAPITALIZATION PORTFOLIO:
  Non-Qualified V....................................................        441,808.5         9.622        4,251,298

CALVERT SOCIALLY RESPONSIBLE SERIES:
  Non-Qualified V....................................................            752.3        10.518            7,912

FIDELITY INVESTMENTS VARIABLE INSURANCE PRODUCTS
FUND - EQUITY-INCOME PORTFOLIO:
  Non-Qualified VII..................................................         17,012.8        10.002          170,167

FIDELITY INVESTMENTS VARIABLE INSURANCE PRODUCTS
FUND - GROWTH PORTFOLIO:
  Non-Qualified VII..................................................         17,012.8        10.423          177,333


See Notes to Financial Statements

VARIABLE ANNUITY ACCOUNT B

                                                                                         ACCUMULATION
                                                                                            UNIT
                                                                             UNITS          VALUE
                                                                        -------------- --------------
INSURANCE MANAGEMENT SERIES - CORPORATE BOND FUND:
  Non-Qualified VII.................................................          31,308.6       $ 9.814     $    307,263

INSURANCE MANAGEMENT SERIES - EQUITY GROWTH AND
INCOME FUND:
  Non-Qualified VII.................................................         188,707.5         9.838        1,856,527

INSURANCE MANAGEMENT SERIES - U.S. GOVERNMENT
BOND FUND:
  Non-Qualified VII.................................................          12,713.7        10.073          128,071

INSURANCE MANAGEMENT SERIES - PRIME MONEY FUND:
  Non-Qualified VII.................................................          51,948.7        10.033          521,201

INSURANCE MANAGEMENT SERIES - PRIME UTILITY FUND:
  Non-Qualified VII.................................................          41,190.7         9.881          407,020

JANUS ASPEN SERIES - AGGRESSIVE GROWTH PORTFOLIO:
  Non-Qualified V...................................................         131,702.1        10.319        1,359,035

JANUS ASPEN SERIES - FLEXIBLE INCOME PORTFOLIO:
  Non-Qualified V...................................................          15,892.7         9.886          157,121

JANUS ASPEN SERIES - GROWTH PORTFOLIO:
  Non-Qualified VII.................................................           9,587.6        10.109           96,920

LEXINGTON EMERGING MARKETS FUND, INC.:
  Non-Qualified VII.................................................           1,500.0         9.795           14,692

LEXINGTON NATURAL RESOURCES TRUST:
  Non-Qualified V...................................................         141,075.6         9.079        1,280,873
  Non-Qualified VII.................................................             537.2         9.056            4,865

NEUBERGER & BERMAN ADVISERS MANAGEMENT
TRUST - GROWTH PORTFOLIO:
  Non-Qualified V...................................................         228,369.5        12.199        2,785,910

SCUDDER VARIABLE LIFE INVESTMENT FUND -
INTERNATIONAL PORTFOLIO:
  Non-Qualified V...................................................         652,629.7        13.372        8,727,018

TCI PORTFOLIOS, INC. - TCI BALANCED:
  Non-Qualified VII.................................................           3,476.6        10.152           35,294

TCI PORTFOLIOS, INC. - TCI GROWTH:
  Non-Qualified II..................................................         568,153.8        10.213        5,802.835
  Non-Qualified III.................................................       1,340,758.1        10.123       13,573,082
  Non-Qualified V...................................................       1,123,365.7        10.883       12,225,789
  Non-Qualified VII.................................................         893,534.0        10.847        9,692,050

TCI PORTFOLIOS, INC. - INTERNATIONAL:
  Non-Qualified VII.................................................           3,745.4         9.441           35,359

Reserves for annuity contracts in payment period (Note 1)                                                  53,335,014
                                                                                                         ------------
                                                                                                         $795,804,636
                                                                                                         ============

See Notes to Financial Statements

VARIABLE ANNUITY ACCOUNT B

STATEMENT OF OPERATIONS - Year Ended December 31, 1994

INVESTMENT INCOME:
Dividends: (Notes 1 and 3)
  Aetna Variable Fund.......................................................................                    $  71,958,106
  Aetna Income Shares.......................................................................                        4,312,751
  Aetna Variable Encore Fund................................................................                        2,814,325
  Aetna Investment Advisers Fund, Inc.......................................................                        3,701,779
  Aetna GET Fund, Series B..................................................................                          423,359
  Alger American Fund - Alger American Small Capitalization Portfolio.......................                           51,845
  Calvert Socially Responsible Series.......................................................                              246
  Insurance Management Series - Corporate Bond Fund.........................................                            3,827
  Insurance Management Series - Equity Growth and Income Fund...............................                            4,162
  Insurance Management Series - U.S. Government Bond Fund...................................                              936
  Insurance Management Series - Prime Money Fund............................................                            2,397
  Insurance Management Series - Utility Fund................................................                            1,778
  Janus Aspen Series - Aggressive Growth Portfolio..........................................                            9,728
  Janus Aspen Series - Flexible Income Portfolio............................................                            4,789
  Janus Aspen Series - Growth Portfolio.....................................................                              274
  Lexington Emerging Markets Fund, Inc......................................................                              315
  Lexington Natural Resources Trust.........................................................                            4,758
  Neuberger & Berman Advisers Management Trust- Growth Portfolio............................                          113,211
  Scudder Variable Life Investment Fund -  International Portfolio..........................                           20,721
  TCI Portfolios, Inc. - TCI Balanced.......................................................                              405
  TCI Portfolios, Inc. - TCI Growth.........................................................                            3,234
                                                                                                             ----------------
    Total investment income.................................................................                       83,432,946
Valuation period deductions (Note 2)........................................................                       (8,918,042)
                                                                                                             ----------------
Net investment income.......................................................................                       74,514,904
                                                                                                             ----------------

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain on sales of investments: (Notes 1 and 4)
  Proceeds from sales.......................................................................    $213,403,512
  Cost of investments sold..................................................................     156,402,976
                                                                                              --------------
    Net realized gain.......................................................................                       57,000,536
Net unrealized gain (loss) on investments:
  Beginning of period.......................................................................     102,069,324
  End of period.............................................................................     (44,356,052)
                                                                                              --------------
    Net unrealized loss.....................................................................                     (146,425,376)
                                                                                                             ----------------
Net realized and unrealized loss on investments.............................................                      (89,424,840)
                                                                                                             ----------------
Net decrease in net assets resulting from operations........................................                    $ (14,909,936)
                                                                                                             ================


See Notes to Financial Statements

VARIABLE ANNUITY ACCOUNT B

STATEMENTS OF CHANGES IN NET ASSETS


                                                                                       YEAR ENDED          YEAR ENDED
                                                                                    DECEMBER 31, 1994   DECEMBER 31, 1993
                                                                                   ------------------  ------------------
FROM OPERATIONS:
Net investment income.........................................................           $ 74,514,904        $ 34,484,591
Net realized and unrealized gain (loss) on investments.......................            (89,424,840)            995,346
                                                                                   ------------------  ------------------
  Net increase (decrease) in net assets resulting from operations.............            (14,909,936)         35,479,937
                                                                                   ------------------  ------------------
FROM UNIT TRANSACTIONS:
Variable annuity contract purchase payments...................................            170,170,873         115,263,261
Sales and administrative charges deducted by the Company......................                 (8,045)            (68,920)
                                                                                   ------------------  ------------------
  Net variable annuity contract purchase payments.............................            170,162,828         115,194,341
Transfers from the Company for mortality guarantee adjustments................                537,027             522,820
Transfers from (to) the Company's fixed account options.......................             (6,000,310)         12,354,531
Redemptions by contract holders...............................................            (32,737,461)        (20,997,172)
Annuity payments..............................................................             (7,564,589)         (5,704,047)
Other.........................................................................               (127,555)            166,934
                                                                                   ------------------  ------------------
  Net increase in net assets from unit transactions...........................            124,269,940         101,537,407
                                                                                   ------------------  ------------------
Change in net assets..........................................................            109,360,004         137,017,344

NET ASSETS:
Beginning of year.............................................................            686,444,632         549,427,288
                                                                                   ------------------  ------------------
End of year...................................................................           $795,804,636        $686,444,632
                                                                                   ==================  ==================



See Notes to Financial Statements

VARIABLE ANNUITY ACCOUNT B

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Variable Annuity Account B ("Account") is registered under the Investment Company Act of 1940 as a unit investment trust. The Account is sold exclusively for use with annuity contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended.

The accompanying financial statements of the Account have been prepared in accordance with generally accepted accounting principles.

A. VALUATION OF INVESTMENTS
Investments in the following Funds are stated at the closing net asset value per share as determined by each Fund on December 31, 1994:

Aetna Variable Fund                              Insurance Management Series-Prime Money
Aetna Income Shares                                Fund
Aetna Variable Encore Fund                       Insurance Management Series-Utility Fund
Aetna Investment Advisers Fund, Inc.             Janus Aspen Series-Aggressive Growth
Aetna GET Fund, Series B                           Portfolio
Alger American Fund-Alger American Small         Janus Aspen Series-Flexible Income Portfolio
  Capitalization Portfolio                       Janus Aspen Series-Growth Portfolio
Calvert Socially Responsible Series              Lexington Emerging Markets Fund, Inc.
Fidelity Investments Variable Insurance          Lexington Natural Resources Trust
  Products Fund-Equity-Income Portfolio          Neuberger & Berman Advisers Management
Fidelity Investments Variable Insurance            Trust-Growth Portfolio
  Products Fund-Growth Portfolio                 Scudder Variable Life Investment Fund-
Insurance Management Series-Corporate              International Portfolio
  Bond Fund                                      TCI Portfolios, Inc.-TCI Balanced
Insurance Management Series-Equity Growth        TCI Portfolios, Inc.-TCI Growth
  and Income Fund                                TCI Portfolios, Inc.-TCI International
Insurance Management Series-U.S.
  Government Bond Fund

B.  OTHER
Investment transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. The cost of investments sold is determined by specific identification.

C. FEDERAL INCOME TAXES
The operations of the Account form a part of, and are taxed with, the total operations of Aetna Life Insurance and Annuity Company ("Company") which is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended.

D. ANNUITY RESERVES
Annuity reserves held in the Separate Accounts are computed for currently payable contracts according to the Progressive Annuity, a49, 1971 Individual Annuity Mortality, 1971 Group Annuity Mortality, 83a, and 1983 Group Annuity Mortality tables using various assumed interest rates not to exceed seven percent.

Mortality experience is monitored by the Company. Charges to annuity reserves for mortality experience are reimbursed to the Company if the reserves required are less than originally estimated. If additional reserves are required, the Company reimburses the Account.

VARIABLE ANNUITY ACCOUNT B

2. VALUATION PERIOD DEDUCTIONS

Deductions by the Account for mortality and expense risk charges are made in accordance with the terms of the contracts and are paid to the Company.

3. DIVIDEND INCOME

On an annual basis the Funds distribute substantially all of their taxable income and realized capital gains to their shareholders. Distributions to the Account are automatically reinvested in shares of the Funds. The Account's proportionate share of the Funds' undistributed net investment income and accumulated net realized gain (loss) on investments is included in net unrealized loss in the Statement of Operations.

Dividends were received from the following Funds:

                                                          DATE OF DIVIDEND              SOURCE OF
                    FUND                                   REINVESTMENT                 DIVIDENDS
                    ----                                   -----------                  ---------
Aetna Variable Fund                                  July 20, 1994            Net investment income and net
                                                     December 30, 1994            realized gains
-------------------------------------------------------------------------------------------------------------
Aetna Income Shares                                  July 20, 1994            Net investment income
                                                     December 30, 1994
-------------------------------------------------------------------------------------------------------------
Aetna Variable Encore Fund                           July 20, 1994            Net investment income
                                                     December 30, 1994
-------------------------------------------------------------------------------------------------------------
Aetna Investment Advisers Fund, Inc.                 July 20, 1994            Net investment income and
                                                     December 30, 1994            realized gains
-------------------------------------------------------------------------------------------------------------
Aetna GET Fund, Series B                             December 30, 1994        Net investment income and net
                                                                                  realized gains
-------------------------------------------------------------------------------------------------------------
Alger American Fund-Alger American Small             May 5, 1994              Net realized gains
     Capitalization Portfolio
-------------------------------------------------------------------------------------------------------------
Calvert Socially Responsible Series                  December 30, 1994        Net investment income
-------------------------------------------------------------------------------------------------------------
Insurance Management Series-Corporate Bond           October 21, 1994         Net investment income
     Fund                                            November 21, 1994
                                                     December 21, 1994
-------------------------------------------------------------------------------------------------------------
Insurance Management Series-Equity Growth and        December 21, 1994        Net investment income
     Income Fund
-------------------------------------------------------------------------------------------------------------
Insurance Management Series-U.S. Government          October 21, 1994         Net investment income
     Bond Fund                                       November 21, 1994
                                                     December 21, 1994
-------------------------------------------------------------------------------------------------------------
Insurance Management Series-Prime Money Fund         November 30, 1994        Net investment Income
                                                     December 30, 1994
-------------------------------------------------------------------------------------------------------------
Insurance Management Series-Utility Fund             October 21, 1994         Net investment income
                                                     November 21, 1994
                                                     December 21, 1994
-------------------------------------------------------------------------------------------------------------
Janus Aspen Series-Aggressive Growth Portfolio       December 29, 1994        Net investment income
-------------------------------------------------------------------------------------------------------------
Janus Aspen Series-Flexible Income Portfolio         December 29, 1994        Net investment income
-------------------------------------------------------------------------------------------------------------
Janus Aspen Series-Growth Portfolio                  December 29, 1994        Net investment income
-------------------------------------------------------------------------------------------------------------
Lexington Emerging Markets Fund, Inc.                December 29, 1994        Net investment income and net
                                                                                  realized gains
-------------------------------------------------------------------------------------------------------------
Lexington Natural Resources Trust                    December 29, 1994        Net investment income
-------------------------------------------------------------------------------------------------------------
Neuberger & Berman Advisers Management               February 11, 1994        Net investment income and net
     Trust-Growth Portfolio                                                       realized gains


VARIABLE ANNUITY ACCOUNT B

3. DIVIDEND INCOME (continued)

                                                          DATE OF DIVIDEND              SOURCE OF
                    FUND                                   REINVESTMENT                 DIVIDENDS
                    ----                                   ------------                 ---------
Scudder Variable Life Investment Fund-               February 28, 1994        Net investment income
     International Portfolio
-------------------------------------------------------------------------------------------------------------
TCI Portfolios, Inc.-TCI Balanced                    September 24, 1994       Net investment income
                                                     December 16, 1994
-------------------------------------------------------------------------------------------------------------
TCI Portfolios, Inc.-TCI Growth                      April 8, 1994            Net investment income


4.   PURCHASES AND SALES OF INVESTMENTS

The cost of purchases and proceeds from sales of investments other than short-term investments for the year ended December 31, 1994 aggregated $342,561,371 and $213,403,512, respectively.

Statement of Assets and Liabilities  September 30, 1995 (Unaudited)

                                                                                                                          VAAB.XLS

ASSETS:                                                                                                                 ------------

Investments, at net asset value: (Note 1)
  Aetna Variable Fund; 17,850,935 shares at $31.80 per share (cost $526,679,779)...................................    $567,638,301
  Aetna Income Shares; 5,765,326 shares at $12.99 per share (cost $71,714,080).....................................      74,873,687
  Aetna Variable Encore Fund; 6,111,490 shares at $13.12 per share (cost $78,214,785)..............................      80,161,851
  Aetna Investment Advisers Fund, Inc; 7,576,230 shares at $14.19 per share (cost $96,029,199).....................     107,481,312
  Aetna GET Fund, Series B; 1,136,743 shares at $12.02 per share (cost $11,475,713)................................      13,666,041
  Aetna Ascent Variable Portfolio; 9,799 shares at $10.60 per share (cost $103,295)................................         103,886
  Aetna Crossroads Variable Portfolio; 14,890 shares at $10.53 per share (cost $155,204)...........................         156,815
  Aetna Legacy Variable Portfolio; 7,329 shares at $10.45 per share (cost $76,880).................................          76,597
  Alger American Fund - Alger American Balanced Portfolio; 10,620 shares at $13.86 per share
    (cost $139,359)................................................................................................         147,195
  Alger American Fund - Alger American Growth Portfolio; 100,926 shares at $32.73 per share
    (cost $3,150,036)..............................................................................................       3,303,319
  Alger American Fund - Alger American Income and Growth Portfolio; 12,181 shares at $18.91 per share
    (cost $219,298)................................................................................................         230,347
  Alger American Fund - Alger American Leveraged AllCap Portfolio; 20,586 shares
    at $17.76 per share (cost $350,518)............................................................................         365,614
  Alger American Fund - Alger American MidCap Portfolio; 34,377 shares
    at $20.53 per share (cost $664,053)............................................................................         705,754
  Alger American Fund - Alger American Small Capitalization Portfolio; 416,027 shares
    at $42.83 per share (cost $15,782,145).........................................................................      17,818,451
  Calvert Socially Responsible Series; 137,772 shares at $1.80 per share (cost $235,902)...........................         248,540
  Fidelity Investments Variable Insurance Products Fund - Equity-Income Portfolio; 340,400 shares
    at $18.25 per share (cost $5,899,277)..........................................................................       6,212,299
  Fidelity Investments Variable Insurance Products Fund - Growth Portfolio; 200,633 shares
    at $30.47 per share (cost $5,741,341)..........................................................................       6,113,275
  Fidelity Investments Variable Insurance Products Fund - High Income Portfolio; 17,690 shares
    at $11.74 per share (cost $205,949)............................................................................         207,683
  Fidelity Investments Variable Insurance Products Fund - Index 500 Portfolio; 4,783 shares
    at $71.49 per share (cost $332,140)............................................................................         341,922
  Fidelity Investments Variable Insurance Products Fund - Overseas Portfolio; 42,251 shares
    at $16.70 per share (cost $696,486)............................................................................         705,588
  Fidelity Investments Variable Insurance Products Fund II - Asset Manager Portfolio; 66,694 shares
    at $15.21 per share (cost $961,194)............................................................................       1,014,409
  Fidelity Investments Variable Insurance Products Fund II - Contrafund Portfolio; 432,058 shares
    at $13.94 per share (cost $5,844,455)..........................................................................       6,022,886
  Fidelity Investments Variable Insurance Products Fund II - Investment Grade Bond Portfolio; 15,560 shares
    at $11.97 per share (cost $183,879)............................................................................         186,253
  Insurance Management Series - Corporate Bond Fund; 790,596 shares at $9.63 per share
     (cost $7,456,784).............................................................................................       7,613,442
  Insurance Management Series - International Stock Fund; 98,365 shares at $10.15 per share
     (cost $989,329)...............................................................................................         998,405
  Insurance Management Series - Equity Growth and Income Fund; 1,581,961 shares
    at $12.24 per share (cost $17,498,642).........................................................................      19,363,206
  Insurance Management Series - Prime Money Fund; 6,866,306 shares at $1.00 per share
    (cost $6,862,451)..............................................................................................       6,866,306
  Insurance Management Series - U.S. Government Bond Fund; 231,366 shares
    at $10.11 per share (cost $2,316,563)..........................................................................       2,339,108
  Insurance Management Series - Utility Fund; 577,259 shares at $10.49 per share (cost $5,637,164).................       6,055,448
  Janus Aspen Series - Aggressive Growth Portfolio; 465,079 shares at $16.29 per share (cost $6,678,293)...........       7,576,133
  Janus Aspen Series - Balanced Portfolio; 15,249 shares at $12.33 per share (cost $184,003).......................         188,024
  Janus Aspen Series - Flexible Income Portfolio; 63,791 shares at $10.83 per share (cost $670,397)................         690,855
  Janus Aspen Series - Growth Portfolio; 68,019 shares at $13.06 per share (cost $832,373).........................         888,322
  Janus Aspen Series - Short-Term Bond Portfolio; 33,687 shares at $9.98 per share (cost $332,977).................         336,201
  Janus Aspen Series - Worldwide Growth Portfolio; 139,009 shares at $14.58 per share (cost $1,963,554)............       2,026,756
  Lexington Emerging Markets Fund, Inc.; 11,277 shares at $9.77 per share (cost $110,437)..........................         110,175
  Lexington Natural Resources Trust; 157,573 shares at $10.96 per share (cost $1,588,115)..........................       1,727,002
  Neuberger & Berman Advisers Management Trust - Growth Portfolio; 303,796 shares at $26.85
    per share (cost $7,299,114)....................................................................................       8,156,927
  Scudder Variable Life Investment Fund - International Portfolio; 881,869 shares
    at $11.82 per share (cost $9,739,048)..........................................................................      10,423,693
  TCI Portfolios, Inc - TCI Balanced; 34,771 shares at $6.93 per share (cost $226,684).............................         240,964
  TCI Portfolios, Inc - TCI Growth; 4,410,098 shares at $12.53 per share (cost $43,120,759)........................      55,258,534
  TCI Portfolios, Inc - TCI International; 22,442 shares at $5.18 per share (cost $112,348)........................         116,250
                                                                                                                    ---------------
NET ASSETS.........................................................................................................  $1,018,757,776
                                                                                                                    ===============

See Notes to Financial Statements

                          Variable Annuity Account B

Net assets represented by:

                                                                                 Accumulation
                                                                                    Unit
                                                                   Units            Value
                                                               ------------      ------------
Reserves for annuity contracts in accumulation period:
 Aetna Variable Fund:
  Non-Qualified 1964........................................        5,159.1          $143.454                   $740,093
  Non-Qualified I...........................................      197,246.6           162.280                 32,009,126
  Non-Qualified II..........................................      167,436.9           114.330                 19,143,062
  Non-Qualified III.........................................      319,347.2           109.487                 34,964,222
  Non-Qualified V...........................................   28,483,909.5            13.365                380,681,897
  Non-Qualified VI..........................................      247,417.6            12.490                  3,090,252
  Non-Qualified VII.........................................    2,938,322.1            13.398                 39,367,460
 Aetna Income Shares:
  Non-Qualified I...........................................       14,426.2            44.411                    640,677
  Non-Qualified II..........................................       75,758.1            46.400                  3,515,143
  Non-Qualified III.........................................       59,408.4            44.846                  2,664,204
  Non-Qualified V...........................................    4,575,913.4            11.748                 53,757,505
  Non-Qualified VI..........................................        9,820.5            10.715                    105,230
  Non-Qualified VII.........................................      944,815.2            11.584                 10,944,920
 Aetna Variable Encore Fund:
  Non-Qualified I...........................................       25,873.7            37.252                    963,855
  Non-Qualified II..........................................       82,655.1            37.903                  3,132,878
  Non-Qualified III.........................................       56,925.1            26.674                  2,030,761
  Non-Qualified V...........................................    4,084,404.3            10.883                 44,450,543
  Non-Qualified VI..........................................        3,834.3            10.883                     40,664
  Non-Qualified VII.........................................    2,723,178.2            10.849                 29,543,150
 Aetna Investment Advisers Fund, Inc.
  Non-Qualified I...........................................       54,344.3            14.299                    935,966
  Non-Qualified II..........................................      164,719.9            14.252                  2,826,322
  Non-Qualified III.........................................      233,813.1            17.117                  4,002,249
  Non-Qualified V...........................................    6,148,668.2            13.208                 81,209,131
  Non-Qualified VI..........................................        7,976.0            11.087                     88,432
  Non-Qualified VII.........................................      848,584.3            13.021                 11,049,187
 Aetna GET Fund, Series B:
  Non-Qualified V...........................................    1,108,026.6            12.334                 13,666,041
 Aetna Ascent Variable Portfolio:
  Non-Qualified V...........................................        8,325.2            10.256                     85,380
  Non-Qualified VII.........................................        1,804.9            10.253                     18,506
 Aetna Crossroads Variable Portfolio:
  Non-Qualified V...........................................       13,019.8            10.240                    133,319
  Non-Qualified VII.........................................        2,295.2            10.237                     23,496
 Aetna Legacy Variable Portfolio:
  Non-Qualified V...........................................          166.8            10.112                      1,686
  Non-Qualified VII.........................................        7,409.3            10.110                     74,911
 Alger American Fund - Alger American Balanced
 Portfolio:
  Non-Qualified VII.........................................       11,466.9            12.836                    147,195
 Alger American Fund - Alger American Growth
 Portfolio:
  Non-Qualified V...........................................       76,679.3            10.703                    820,662
  Non-Qualified VII.........................................      181,451.5            13.682                  2,482,657
 Alger American Fund - Alger American Income and
 Growth Portfolio:
  Non-Qualified VII.........................................       20,257.5            11.371                    230,347

                          Variable Annuity Account B

                                                                                    Accumulation
                                                                                        Unit
                                                                     Units              Value
                                                                 -------------      ------------
Alger American Fund - Alger American Leveraged
AllCap Portfolio:
 Non-Qualified VII ..............................................     29,152.6          $12.541 ........    $   365,614
Alger American Fund - Alger American
MidCap Portfolio:
 Non-Qualified VII ..............................................     47,653.8           14.810 ........        705,754
Alger American Fund - Alger American Small
Capitalization Portfolio:
 Non-Qualified V ................................................  1,075,754.3           14.951 ........     16,083,247
 Non-Qualified VII ..............................................    119,671.3           14.500 ........      1,735,204
Calvert Socially Responsible Series:
 Non-Qualified V ................................................     19,053.1           13.045 ........        248,540
Fidelity Investments Variable Insurance Products Fund
 - Equity - Income Portfolio:
 Non-Qualified V ................................................    111,657.1           10.447 ........      1,166,461
 Non-Qualified VII ..............................................    400,566.5           12.597 ........      5,045,838
Fidelity Investments Variable Insurance Products Fund
- Growth Portfolio:
 Non-Qualified V ................................................    121,390.8           10.537 ........      1,279,045
 Non-Qualified VII ..............................................    331,811.0           14.569 ........      4,834,230
Fidelity Investments Variable Insurance Products Fund
- High Income Portfolio:
 Non-Qualified VII ..............................................     19,849.5           10.463 ........        207,683
Fidelity Investments Variable Insurance Products Fund
- Index 500 Portfolio:
 Non-Qualified VII ..............................................     31,830.5           10.742 ........        341,922
Fidelity Investments Variable Insurance Products Fund
- Overseas Portfolio:
 Non-Qualified V ................................................     24,460.8            9.876 ........        241,577
 Non-Qualified VII ..............................................     42,363.4           10.953 ........        464,011
Fidelity Investments Variable Insurance Products Fund II
- Asset Manager Portfolio:
 Non-Qualified VII ..............................................     89,967.7           11.275 ........      1,014,409
Fidelity Investments Variable Insurance Products Fund II
 - Contrafund Portfolio:
 Non-Qualified V ................................................    283,146.7           10.484 ........      2,968,533
 Non-Qualified VII ..............................................    261,495.7           11.680 ........      3,054,353
Fidelity Investments Variable Insurance Products Fund II
- Investment Grade Bond Portfolio:
 Non-Qualified VII ..............................................     18,255.1           10.203 ........        186,253
Insurance Management Series - Corporate Bond Fund:
 Non-Qualified VII ..............................................    677,062.6           11.245 ........      7,613,442
Insurance Management Series - International Stock Fund:
 Non-Qualified VII ..............................................     98,929.2           10.092 ........        998,405
Insurance Management Series - Equity Growth and Income Fund:
 Non-Qualified VII ..............................................  1,561,801.8           12.398 ........     19,363,206
Insurance Management Series - Prime Money Fund:
 Non-Qualified VII ..............................................    665,777.2           10.313 ........      6,866,306
Insurance Management Series - U.S. Government Bond Fund:
 Non-Qualified VII ..............................................    223,020.1           10.488 ........      2,339,108
Insurance Management Series - Utility Fund:
 Non-Qualified VII ..............................................    530,366.1           11.417 ........      6,055,448

                          Variable Annuity Account B

                                                                                         Accumulation
                                                                                             Unit
                                                                       Units                Value
                                                                    ------------         ------------
Janus Aspen Series - Aggressive Growth Portfolio:
 Non-Qualified V ..................................................    554,993.0             $12.356 ........   $   6,857,728
 Non-Qualified VII ................................................     57,903.1              12.407 ........         718,405
Janus Aspen Series - Balanced Portfolio:
 Non-Qualified V ..................................................          2.1              10.206 ........              21
 Non-Qualified VII ................................................     16,483.6              11.405 ........         188,003
Janus Aspen Series - Flexible Income Portfolio:
 Non-Qualified V ..................................................     40,723.4              11.514 ........         468,882
 Non-Qualified VII ................................................     19,307.4              11.497 ........         221,973
Janus Aspen Series - Growth Portfolio:
 Non-Qualified V ..................................................     17,327.1              10.394 ........         180,093
 Non-Qualified VII ................................................     57,064.4              12.411 ........         708,229
Janus Aspen Series - Short-Term Portfolio:
 Non-Qualified V ..................................................        131.5              10.104 ........           1,329
 Non-Qualified VII ................................................     31,775.0              10.539 ........         334,872
Janus Aspen Series - Worldwide Growth Portfolio:
 Non-Qualified V ..................................................    126,596.3              10.372 ........       1,313,027
 Non-Qualified VII ................................................     60,715.2              11.755 ........         713,729
Lexington Emerging Markets Fund, Inc.:
 Non-Qualified VII ................................................     11,473.2               9.603 ........         110,175
Lexington Natural Resources Trust:
 Non-Qualified V ..................................................    162,457.7              10.153 ........       1,649,409
 Non-Qualified VII ................................................      7,671.2              10.115 ........          77,593
Neuberger & Berman Advisers
Management Trust- Growth Portfolio:
 Non-Qualified V ..................................................    493,469.0              16.530 ........       8,156,927
Scudder Variable Life Investment Fund - International Portfolio:
 Non-Qualified V ..................................................    708,131.2              14.720 ........      10,423,693
TCI Portfolios, Inc. - TCI Balanced:
 Non-Qualified VII ................................................     20,261.6              11.893 ........         240,964
TCI Portfolios, Inc. - TCI Growth:
 Non-Qualified II .................................................    127,113.9              13.782 ........       1,751,899
 Non-Qualified III ................................................    202,793.1              13.661 ........       2,770,276
 Non-Qualified V ..................................................  2,549,764.1              14.686 ........      37,445,358
 Non-Qualified VI .................................................      5,989.1              12.384 ........          74,167
 Non-Qualified VII ................................................    904,064.0              14.619 ........      13,216,834
TCI Portfolios, Inc. - TCI International:
 Non-Qualified VII ................................................     11,411.2              10.187 ........         116,250

Reserves for annuity contracts in payment period (Note 1) ....................................................      68,258,222
                                                                                                                --------------
                                                                                                                $1,018,757,776
                                                                                                                ==============

See Notes to Financial Statements.

                          Variable Annuity Account B


Statement of Operations   Nine-Month Period-Ended September 30, 1995 (Unaudited)

INVESTMENT INCOME:
Dividends: (Notes 1 and 3)
Aetna Variable Fund.......................................................................                      $21,079,814
Aetna Income Shares.......................................................................                        1,687,363
Aetna Investment Advisers Fund, Inc.......................................................                        4,595,718
Aetna GET Fund, Series B..................................................................                          169,679
Alger American Fund - Alger American Balanced Portfolio...................................                              267
Alger American Fund - Alger American Growth Portfolio.....................................                            1,379
Alger American Fund - Alger American MidCap Portfolio.....................................                                2
Fidelity Investments Variable Insurance Products Fund - Equity-Income Portfolio...........                           52,123
Fidelity Investments Variable Insurance Products Fund - Growth Portfolio..................                            1,403
Fidelity Investments Variable Insurance Products Fund - Overseas Portfolio................                              106
Fidelity Investments Variable Insurance Products Fund II - Asset Manager Portfolio........                            3,070
Insurance Management Series - Corporate Bond Fund.........................................                          213,272
Insurance Management Series - Equity Growth and Income Fund...............................                          146,596
Insurance Management Series - Government Bond Fund........................................                           46,740
Insurance Management Series - Prime Money Fund............................................                          141,347
Insurance Management Series - Utility Fund................................................                          103,912
Janus Aspen Series - Aggressive Growth Portfolio..........................................                           46,173
Janus Aspen Series - Balanced Portfolio...................................................                              443
Janus Aspen Series - Flexible Income Portfolio............................................                           13,214
Janus Aspen Series - Growth Portfolio.....................................................                            1,112
Janus Aspen Series - Short-Term Bond Portfolio............................................                            1,139
Janus Aspen Series - Worldwide Growth Portfolio...........................................                              107
Neuberger & Berman Advisers Management Trust - Growth Portfolio...........................                          111,452
Scudder Variable Life Investment Fund - International Portfolio...........................                           40,450
TCI Portfolios, Inc - TCI Balanced........................................................                            2,443
TCI Portfolios, Inc - TCI Growth..........................................................                           47,666
                                                                                                               ------------
   Total investment income................................................................                       28,506,990

Valuation period deductions (Note 2)......................................................                       (8,347,571)
                                                                                                               ------------
Net investment income.....................................................................                       20,159,419
                                                                                                               ------------

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Realized gain on sales of investments: (Notes 1 and 4)
  Proceeds from sales.....................................................................  $397,443,454
  Cost of investments sold................................................................   370,943,405
                                                                                            ------------
    Net realized gain.....................................................................                       26,500,049
Unrealized gain (loss) on investments:
  Beginning of period.....................................................................   (44,356,052)
  End of period...........................................................................    80,283,774
                                                                                            ------------
    Net unrealized gain...................................................................                      124,639,826
                                                                                                               ------------
Net realized and unrealized gain on investments...........................................                      151,139,875
                                                                                                               ------------
Increase in net assets resulting from operations..........................................                     $171,299,294
                                                                                                               ============

See Notes to Financial Statements

                          Variable Annuity Account B


Statements of Changes in Net Assets

                                                                              Nine-Month
                                                                             Period Ended
                                                                          September 30, 1995        Year Ended
                                                                             (Unaudited)         December 31, 1994
                                                                          ------------------     -----------------
FROM OPERATIONS:
Net investment income..................................................       $20,159,419           $74,514,904
Net realized and unrealized gain (loss) on investments.................       151,139,875           (89,424,840)
                                                                           --------------          ------------

  Increase (decrease) in net assets resulting from operations..........       171,299,294           (14,909,936)
                                                                           --------------          ------------
FROM UNIT TRANSACTIONS:
Variable annuity contract purchase payments............................        96,395,915           170,170,873
Sales and administrative charges deducted by the Company...............           (28,628)               (8,045)
                                                                           --------------          ------------

  Net variable annuity contract purchase payments......................        96,367,287           170,162,828
Transfers from the Company for mortality guarantee adjustments.........           312,725               537,027
Transfers to the Company's fixed account options.......................        (5,525,569)           (6,000,310)
Redemptions by contract holders........................................       (34,728,560)          (32,737,461)
Annuity payments.......................................................        (5,768,864)           (7,564,589)
Other..................................................................           996,827              (127,555)
                                                                           --------------          ------------
  Increase in net assets from unit transactions........................        51,653,846           124,269,940
                                                                           --------------          ------------

Change in net assets...................................................       222,953,140           109,360,004

NET ASSETS:
Beginning of period....................................................       795,804,636           686,444,632
                                                                           --------------          ------------
End of period..........................................................    $1,018,757,776          $795,804,636
                                                                           ==============          ============

See Notes to Financial Statements.

                          VARIABLE ANNUITY ACCOUNT B

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Variable Annuity Account B ("Account") is registered under the Investment Company Act of 1940 as a unit investment trust. The Account is sold exclusively for use with annuity contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended.

   The accompanying financial statements of the Account have been prepared in accordance with generally accepted accounting principles.

   A.  VALUATION OF INVESTMENTS

   Investments in the following Funds are stated at the closing net asset value per share as determined by each fund on September 30, 1995:


Aetna Variable Fund                              Insurance Management Series:
Aetna Income Shares                              . Corporate Bond Fund
Aetna Variable Encore Fund                       . International Stock Fund
Aetna Investment Advisers Fund, Inc.             . Equity Growth and Income Fund
Aetna GET Fund, Series B                         . Prime Money
Aetna Ascent Variable Fund                       . Government Bond Fund
Aetna Crossroads Variable Fund                   . Utility Fund
Aetna Legacy Variable Fund


Alger American Funds:                            Janus Aspen Series:
 . Alger American Balanced Portfolio              . Aggressive Growth Portfolio
 . Alger American Growth Portfolio                . Balance Portfolio
 . Alger American Income and Growth Portfolio     . Flexible Income Portfolio
 . Alger American Leveraged Capitalization        . Growth Portfolio
   Portfolio                                     . Short-Term Portfolio
 . Alger American Mid-Capitalization Portfolio    . World Growth Portfolio
 . Alger American Small Capitalization Portfolio

Calvert Socially Responsible Series              Lexington:
                                                 . Emerging Markets Fund, Inc.
                                                 . Natural Resources Trust

Fidelity Investments Variable Insurance          Neuberger & Berman Advisers
Products Fund:                                   Management Trust
 . Contrafund Portfolio                           - Growth Portfolio
 . Equity-Income Portfolio
 . Growth Portfolio                               Scudder Variable Life
 . High Income Portfolio                          Investment Fund
 . Index 500 Portfolio                            -International Portfolio
 . Overseas Portfolio

Fidelity Investments Variable Insurance          TCI Portfolios, Inc.:
Products Fund II:                                . TCI Balanced
 . Asset Manager                                  . TCI Growth
 . Investment Bond Portfolio                      . TCI International


   B.  OTHER

   Investment transactions are accounted for on a trade-date basis and dividend income is recorded on the ex-dividend date. The cost of investments sold is determined by specific identification.

                          VARIABLE ANNUITY ACCOUNT B

   C.  FEDERAL INCOME TAXES

       The operations of the Account form a part of, and are taxed with, the total operations of Aetna Life Insurance and Annuity Company ("Company") which is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended.

   D.  ANNUITY RESERVES

       Annuity reserves held in the Separate Accounts are computed for currently payable contracts according to the Progressive Annuity, a49, 1971 Individual Annuity Mortality, 1971 Group Annuity Mortality, 83a, and 1983 Group Annuity Mortality tables using various assumed interest rates not to exceed seven percent. Mortality experience is monitored by the Company. Charges to annuity reserves for mortality experience are reimbursed to the Company if the reserves required are less than originally estimated. If additional reserves are required, the Company reimburses the Account.

2. VALUATION PERIOD DEDUCTIONS

   Deductions by the Account for mortality and expense risk charges are made in accordance with the terms of the contracts and are paid to the Company.

3. DIVIDEND INCOME

   On an annual basis, the Funds distribute substantially all of their taxable income and realized capital gains to their shareholders. Distributions to the Account are automatically reinvested in shares of the Funds. The Account's proportionate share of the Funds' undistributed net investment income and accumulated net realized gain (loss) on investments is included in net unrealized loss in the Statement of Operations.

4. PURCHASES AND SALES OF INVESTMENTS

   The cost of purchases and proceeds from sales of investments other than short-term investments for the nine month period ended September 30, 1995 aggregated $469,256,720 and $397,443,454, respectively.

                       CONSOLIDATED FINANCIAL STATEMENTS
           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

                                     INDEX

                                                                                                   PAGE
                                                                                                   ----
Independent Auditors' Report.....................................................................  F-2

Consolidated Financial Statements:

   Consolidated Statements of Income for the Years Ended December 31, 1994, 1993, and 1992.......  F-3

   Consolidated Balance Sheets as of December 31, 1994 and 1993..................................  F-4

   Consolidated Statements of Changes in Shareholder's Equity for the Years Ended December 31,
    1994, 1993 and 1992..........................................................................  F-5

   Consolidated Statements of Cash Flows for the Years Ended December 31, 1994, 1993
    and 1992.....................................................................................  F-6

Notes to Consolidated Financial Statements.......................................................  F-7

Consolidated Financial Statements:

   Unaudited Consolidated Statements of Income for the Nine-Month Period Ended
   September 30, 1995 and 1994...................................................................  F-26

   Unaudited Consolidated Balance Sheets as of September 30, 1995 and December 31, 1994..........  F-27

   Unaudited Consolidated Statements of Changes in Shareholder's Equity for the Nine-Month Period
   Ended September 30, 1995 and 1994.............................................................  F-28

   Unaudited Consolidated Statements of Cash Flows for the Nine-Month Period Ended
   September 30, 1995 and 1994...................................................................  F-29

Condensed Notes to Consolidated Financial Statements.............................................  F-30


                          INDEPENDENT AUDITORS' REPORT

The Shareholder and Board of Directors
Aetna Life Insurance and Annuity Company:

We have audited the accompanying consolidated balance sheets of Aetna Life Insurance and Annuity Company and Subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aetna Life Insurance and Annuity Company and Subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1993 the Company changed its methods of accounting for certain investments in debt and equity securities and reinsurance contracts. In 1992, the Company changed its method of accounting for income taxes and postretirement benefits other than pensions.

                                       KPMG Peat Marwick LLP

Hartford, Connecticut
February 7, 1995

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (MILLIONS)

                                                          YEARS ENDED DECEMBER 31,
                                                  ----------------------------------------
                                                    1994             1993           1992
                                                    ----             ----           ----
Revenue:
  Premiums....................................    $  124.2         $   82.1       $   72.5
  Charges assessed against policyholders......       279.0            251.5          235.4
  Net investment income.......................       917.2            911.9          848.1
  Net realized capital gains..................         1.5              9.5           13.4
  Other income................................        10.3              9.5            6.7
                                                  --------         --------       --------
        Total revenue.........................     1,332.2          1,264.5        1,176.1
                                                  --------         --------       --------

Benefits and expenses:
  Current and future benefits.................       852.4            806.4          761.6
  Operating expenses..........................       227.2            201.3          213.5
  Amortization of deferred policy
   acquisition costs..........................        36.1             37.7           32.9
                                                  --------         --------       --------
       Total benefits and expenses............     1,115.7          1,045.4        1,008.0
                                                  --------         --------       --------

Income before federal income taxes and
 cumulative effect adjustments................       216.5            219.1          168.1

  Federal income taxes........................        71.2             76.2           54.9
                                                  --------         --------       --------

Income before cumulative effect
 adjustments..................................       145.3            142.9          113.2

Cumulative effect adjustments, net of
 tax:
     Change in accounting for income
      taxes...................................           -                -           22.8
     Change in accounting for
      postretirement benefits
      other than pensions.....................           -                -          (13.2)
                                                  --------         --------       --------

Net income....................................    $  145.3         $  142.9       $  122.8
                                                  ========         ========       ========



See Notes to Consolidated Financial Statements

         AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

                        CONSOLIDATED BALANCE SHEETS
                                (MILLIONS)

                                                           DECEMBER 31,
                                                    ----------------------
ASSETS                                               1994             1993
------                                               ----             ----
Investments:
  Debt securities, available for sale:
    (amortized cost: $10,577.8 and $9,783.9).....  $ 10,191.4       $ 10,531.0
  Equity securities, available for sale:
   Non-redeemable preferred stock
   (cost:  $43.3 and $38.3)......................        47.2             45.9
   Investment in affiliated mutual funds
   (cost: $187.2 and $122.4).....................       181.9            126.7
  Short-term investments.........................        98.0             22.6
  Mortgage loans.................................         9.9             10.1
  Policy loans...................................       248.7            202.7
  Limited partnership............................        24.4                -
                                                   ------------      ---------
       Total investments.........................    10,801.5         10,939.0

Cash and cash equivalents........................       623.3            536.1
Accrued investment income........................       142.2            124.7
Premiums due and other receivables...............        75.8             67.0
Deferred policy acquisition costs................     1,172.0          1,061.0
Reinsurance loan to affiliate....................       690.3            711.0
Other assets.....................................        15.9             12.6
Separate Accounts assets.........................     7,420.8          6,684.3
                                                   ------------      ---------
       Total assets..............................   $20,941.8        $20,135.7
                                                   ============      =========

LIABILITIES AND SHAREHOLDER'S EQUITY
------------------------------------
Liabilities:
  Future policy benefits ........................   $ 2,968.1        $ 2,741.8
  Unpaid claims and claim expenses...............        23.8             27.2
  Policyholders' funds left with the Company.....     8,901.6          9,003.9
                                                   ------------      ---------
       Total insurance liabilities...............    11,893.5         11,698.7
  Other liabilities..............................       302.1            229.7
  Federal income taxes:
    Current......................................         3.4             40.6
    Deferred.....................................       233.5            161.5
  Separate Accounts liabilities..................     7,420.8          6,684.3
                                                   ------------      ---------
       Total liabilities.........................    19,853.3         18,889.0
                                                   ------------      ---------

Shareholder's equity:
 Common capital stock, par value $50 (100,000
  shares authorized; 55,000 shares issued and
  outstanding)...................................         2.8              2.8
 Paid-in capital.................................       407.6            407.6
 Net unrealized capital gains (losses)...........      (189.0)           114.5
 Retained earnings...............................       867.1            721.8
                                                   ------------      ---------
       Total shareholder's equity................     1,088.5          1,246.7
                                                   ------------      ---------

       Total liabilities and shareholder's equity  $20,941.8        $20,135.7
                                                    =========        =========


See Notes to Consolidated Financial Statements.

               AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
            (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

              CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
                                   (MILLIONS)

                                                                YEARS ENDED DECEMBER 31,
                                                    ------------------------------------------
                                                       1994               1993          1992
                                                       ----               ----          ----
Shareholder's equity, beginning of year.......      $ 1,246.7           $  990.1      $  867.4
Net change in unrealized capital gains
 (losses).....................................         (303.5)             113.7          (0.1)
Net income....................................          145.3              142.9         122.8
                                                    ---------          ---------      --------
Shareholder's equity, end of year.............      $ 1,088.5          $ 1,246.7        $990.1
                                                    =========          =========      ========


See Notes to Consolidated Financial Statements

         AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
       (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (MILLIONS)

                                                                    YEARS ENDED DECEMBER 31,
                                                        --------------------------------------------
                                                           1994              1993             1992
                                                           ----              ----             ----
Cash Flows from Operating Activities:
     Net income.......................................  $   145.3         $   142.9        $   122.8
     Cumulative effect adjustments....................          -                 -             (9.6)
     Increase in accrued investment income............      (17.5)            (11.1)            (8.7)
     (Increase) decrease in premiums due
      and other receivables...........................        1.3              (5.6)           (19.9)
     Increase in policy loans.........................      (46.0)            (36.4)           (32.4)
     Increase in deferred policy
      acquisition costs...............................      (96.5)            (60.5)           (60.8)
     Decrease in reinsurance loan
      to affiliate....................................       27.8              31.8             37.8
     Net increase in universal life
      account balances................................      164.7             126.4            130.8
     Increase in other insurance
      reserve liabilities.............................       65.7              86.1             20.5
     Net increase in other
      liabilities and other assets....................       53.9               7.0             20.2
     Decrease in federal income taxes.................      (11.7)             (3.7)           (11.8)
     Net accretion of discount on bonds...............      (77.9)            (88.1)           (75.2)
     Net realized capital gains.......................       (1.5)             (9.5)           (13.4)
     Other, net.......................................       (1.0)              0.2             (0.2)
                                                        ---------         ---------        ---------
        Net cash provided by operating activities.....      206.6             179.5            100.1
                                                        ---------         ---------        ---------

Cash Flows from Investing Activities:

     Proceeds from sales of :
        Debt securities available for sale............    3,593.8             473.9            543.3
        Equity securities.............................       93.1              89.6             50.6
     Investment maturities and collections of:
        Debt securities available for sale............    1,289.2           2,133.3          1,179.2
        Short-term investments........................       30.4              19.7              5.0
     Cost of investment purchases in:
        Debt securities...............................   (5,621.4)         (3,669.2)        (2,612.2)
        Equity securities.............................     (162.5)           (157.5)           (63.0)
        Short-term investments........................     (106.1)            (41.3)            (5.0)
                                                        ---------         ---------        ---------
        Limited partnership...........................      (25.0)                -                -
          Net cash used for investing activities......     (908.5)         (1,151.5)          (902.1)
                                                        ---------         ---------        ---------
Cash Flows from Financing Activities:
     Deposits and interest credited
      for investment contracts........................    1,737.8           2,117.8          1,619.6
     Withdrawals of investment contracts..............     (948.7)         (1,000.3)          (767.7)
                                                        ---------         ---------        ---------
          Net cash provided by financing activities...      789.1           1,117.5            851.9
                                                        ---------         ---------        ---------
Net increase in cash and cash equivalents.............       87.2             145.5             49.9
Cash and cash equivalents, beginning of year..........      536.1             390.6            340.7
                                                        ---------         ---------        ---------
Cash and cash equivalents, end of year................  $   623.3         $   536.1        $   390.6
                                                        =========         =========        =========
Supplemental cash flow information:
  Income taxes paid, net..............................  $    82.6         $    79.9        $    54.0
                                                        =========         =========        =========

See Notes to Consolidated Financial Statements

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       DECEMBER 31, 1994, 1993, AND 1992


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include Aetna Life Insurance and Annuity Company and its wholly owned subsidiaries, Aetna Insurance Company of America, Systematized Benefits Administrators, Inc., Aetna Private Capital, Inc. and Aetna Investment Services, Inc. (collectively, the "Company"). Aetna Life Insurance and Annuity Company is a wholly owned subsidiary of Aetna Life and Casualty Company ("Aetna").

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles. Intercompany transactions have been eliminated. Certain reclassifications have been made to 1993 and 1992 financial information to conform to the 1994 presentation.

The Company offers a wide range of life insurance products and annuity contracts with variable and fixed accumulation and payout options. The Company also provides investment advisory and other services to affiliated mutual funds.

Accounting Changes

   Accounting for Certain Investments in Debt and Equity Securities

On December 31, 1993, the Company adopted Financial Accounting Standard ("FAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, which requires the classification of debt securities into three categories: "held to maturity", which are carried at amortized cost; "available for sale", which are carried at fair value with changes in fair value recognized as a component of shareholder's equity; and "trading", which are carried at fair value with immediate recognition in income of changes in fair value.

Initial adoption of this standard resulted in a net increase of $106.8 million, net of taxes of $57.5 million, to net unrealized gains in shareholder's equity. These amounts exclude gains and losses allocable to experience-rated (including universal life) contractholders. Adoption of FAS No. 115 did not have a material effect on deferred policy acquisition costs.

     Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts

During 1993, the Company adopted FAS No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts, retroactive to January 1, 1993. Reinsurance recoverables (previously reported as a reduction in insurance reserve liabilities) and reinsurance receivables and ceded unearned premiums are included in premiums due and other receivables. The adoption of FAS No. 113 did not have a material impact on the Company's 1993 Consolidated Financial Statements.

     Accounting for Income Taxes

The Company adopted FAS No. 109, Accounting for Income Taxes, in 1992, retroactive to January 1, 1992. A cumulative effect benefit of $22.8 million related to the adoption of this standard is reflected in the 1992 Consolidated Statement of Income.

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


    Postretirement Benefits Other Than Pensions

FAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, required that employers accrue the cost and recognize the liability for providing non-pension benefits to retired employees and agents. Aetna and the Company implemented FAS No. 106 in 1992, retroactive to January 1, 1992 on the immediate recognition basis. The cumulative effect charge for all Aetna employees was reflected in Aetna's 1992 Statement of Income. A cumulative effect charge of $13.2 million, net of taxes of $7.1 million, related to the adoption of this standard for Company agents is reflected in the Company's 1992 Consolidated Statement of Income.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of ninety days or less when purchased.

Investments

    Debt Securities

At December 31, 1994 and 1993, all of the Company's debt securities are classified as available for sale and carried at fair value. These securities are written down (as realized losses) for other than temporary decline in value. Unrealized gains and losses related to these securities, after deducting amounts allocable to experience-rated contractholders and related taxes, are reflected in shareholder's equity.

Fair values for debt securities are based on quoted market prices or dealer quotations. Where quoted market prices or dealer quotations are not available, fair values are measured utilizing quoted market prices for similar securities or by using discounted cash flow methods. Cost for mortgage-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments.

Purchases and sales of debt securities are recorded on the trade date.

    Equity Securities

Equity securities are classified as available for sale and carried at fair value based on quoted market prices or dealer quotations. Equity securities are written down (as realized losses) for other than temporary declines in value. Unrealized gains and losses related to such securities are reflected in shareholder's equity. Purchases and sales are recorded on the trade date.

The investment in affiliated mutual funds represents an investment in the Aetna Series Fund, Inc., a retail mutual fund which has been seeded by the Company, and is carried at fair value.

    Mortgage Loans and Policy Loans

Mortgage loans and policy loans are carried at unpaid principal balances net of valuation reserves, which approximates fair value, and are generally secured. Purchases and sales of mortgage loans are recorded on the closing date.

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


    Limited Partnership

The Company's limited partnership investment is carried at the amount invested plus the Company's share of undistributed operating results and unrealized gains (losses), which approximates fair value.

    Short-Term Investments

Short-term investments, consisting primarily of money market instruments and other debt issues purchased with an original maturity of over ninety days and less than one year, are considered available for sale and are carried at fair value, which approximates amortized cost.

Deferred Policy Acquisition Costs

Certain costs of acquiring insurance business have been deferred. These costs, all of which vary with and are primarily related to the production of new business, consist principally of commissions, certain expenses of underwriting and issuing contracts and certain agency expenses. For fixed ordinary life contracts, such costs are amortized over expected premium-paying periods. For universal life and certain annuity contracts, such costs are amortized in proportion to estimated gross profits and adjusted to reflect actual gross profits. These costs are amortized over twenty years for annuity pension contracts, and over the contract period for universal life contracts. Deferred policy acquisition costs are written off to the extent that it is determined that future policy premiums and investment income or gross profits would not be adequate to cover related losses and expenses.

Insurance Reserve Liabilities

The Company's liabilities include reserves related to fixed ordinary life, fixed universal life and fixed annuity contracts. Reserves for future policy benefits for fixed ordinary life contracts are computed on the basis of assumed investment yield, assumed mortality, withdrawals and expenses, including a margin for adverse deviation, which generally vary by plan, year of issue and policy duration. Reserve interest rates range from 2.25% to 10.50%. Assumed investment yield is based on the Company's experience. Mortality and withdrawal rate assumptions are based on relevant Aetna experience and are periodically reviewed against both industry standards and experience.

Reserves for fixed universal life (included in Future Policy Benefits) and fixed deferred annuity contracts (included in Policyholders' Funds Left With the Company) are equal to the fund value. The fund value is equal to cumulative deposits less charges plus credited interest thereon, without reduction for possible future penalties assessed on premature withdrawal. For guaranteed interest options, the interest credited ranged from 4.00% to 5.85% in 1994 and 4.00% to 7.68% in 1993. For all other fixed options, the interest credited ranged from 5.00% to 7.50% in 1994 and 5.00% to 9.25% in 1993.

Reserves for fixed annuity contracts in the annuity period and for future amounts due under settlement options are computed actuarially using the Progressive Annuity Table (modified), the Annuity Table for 1949, the 1971 Individual Annuity Mortality Table, the 1971 Group Annuity Mortality Table, the 1983 Individual Annuity Mortality Table and the 1983 Group Annuity Mortality Table, at assumed interest rates ranging from 3.5% to 9.5%. Reserves relating to contracts with life contingencies are included in Future Policy Benefits. For other contracts, the reserves are reflected in Policyholders' Funds Left With the Company.

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Unpaid claims for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Premiums, Charges Assessed Against Policyholders, Benefits and Expenses

Premiums are recorded as revenue when due for fixed ordinary life contracts. Charges assessed against policyholders' funds for cost of insurance, surrender charges, actuarial margin and other fees are recorded as revenue for universal life and certain annuity contracts. Policy benefits and expenses are recorded in relation to the associated premiums or gross profit so as to result in recognition of profits over the expected lives of the contracts.

Separate Accounts

Assets held under variable universal life, variable life and variable annuity contracts are segregated in Separate Accounts and are invested, as designated by the contractholder or participant under a contract, in shares of Aetna Variable Fund, Aetna Income Shares, Aetna Variable Encore Fund, Aetna Investment Advisers Fund, Inc., Aetna GET Fund, or The Aetna Series Fund Inc., which are managed by the Company or other selected mutual funds not managed by the Company.

Separate Accounts assets and liabilities are carried at fair value except for those relating to a guaranteed interest option which is offered through a Separate Account. The assets of the Separate Account supporting the guaranteed interest option are carried at an amortized cost of $149.7 million for 1994 (fair value $146.3 million) and $31.2 million for 1993 (fair value $33.3 million), since the Company bears the investment risk where the contract is held to maturity. Reserves relating to the guaranteed interest option are maintained at fund value and reflect interest credited at rates ranging from 4.5% to 8.38% in 1994 and from 4% to 9.45% in 1993. Separate Accounts assets and liabilities are shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income and net realized and unrealized capital gains (losses) of the Separate Accounts are not reflected in the Consolidated Statements of Income (with the exception of realized capital gains (losses) on the sale of assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the Separate Accounts.

Federal Income Taxes

The Company is included in the consolidated federal income tax return of Aetna. The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


2.  INVESTMENTS

Investments in debt securities available for sale as of December 31, 1994 were as follows:

                                                                  GROSS            GROSS
                                                 AMORTIZED      UNREALIZED      UNREALIZED         FAIR
                                                   COST           GAINS           LOSSES          VALUE
                                                ----------     -----------      ----------      ---------
                                                                (millions)
U.S. Treasury securities and obligations of
  U.S government agencies and corporations...   $ 1,396.1        $  2.0          $ 84.2        $ 1,313.9
Obligations of states and political
  subdivisions...............................        37.9           1.2               -             39.1
U.S. Corporate securities:
     Financial...............................     2,216.9           3.8           109.4          2,111.3
     Utilities...............................       100.1             -             7.9             92.2
     Other...................................     1,344.3           6.0            67.9          1,282.4
                                                ---------        ------          ------        ---------
  Total U.S. Corporate securities............     3,661.3           9.8           185.2          3,485.9
Foreign securities:
     Government..............................       434.4           1.2            33.9            401.7
     Financial...............................       368.2           1.1            23.0            346.3
     Utilities...............................       204.4           2.5             9.5            197.4
     Other...................................        46.3           0.8             1.5             45.6
                                                ---------        ------          ------        ---------
  Total Foreign securities...................     1,053.3           5.6            67.9            991.0
Residential mortgage-backed securities:
     Residential pass-throughs...............       627.1          81.5             5.0            703.6
     Residential CMOs........................     2,671.0          32.9           139.4          2,564.5
                                                ---------        ------          ------        ---------
Total Residential mortgage-backed
  securities.................................     3,298.1         114.4           144.4          3,268.1
Commercial/Multifamily mortgage-backed
  securities.................................       435.0           0.2            21.3            413.9
                                                ---------        ------          ------        ---------
     Total Mortgage-backed securities........     3,733.1         114.6           165.7          3,682.0
Other loan-backed securities.................       696.1           0.2            16.8            679.5
                                                ---------        ------          ------        ---------

Total debt securities available for sale.....   $10,577.8        $133.4          $519.8        $10,191.4
                                                =========        ======          ======        =========

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Investments in debt securities available for sale as of December 31, 1993 were as follows:

                                                           GROSS       GROSS
                                             AMORTIZED  UNREALIZED   UNREALIZED     FAIR
                                               COST        GAINS       LOSSES      VALUE
                                             ---------  -----------  ----------  ----------
                                                        (millions)
U.S. Treasury securities and
  obligations of U.S government
  agencies and corporations.................  $  827.2      $ 19.4        $ 6.6   $   840.4
Obligations of states and political
  subdivisions..............................       0.5           -            -         0.5
U.S. Corporate securities:
     Financial..............................     983.3        49.2          0.7     1,031.8
     Utilities..............................     141.2        12.4            -       153.6
     Other..................................     704.3        51.6          2.3       753.6
                                              --------      ------        -----   ---------
  Total U.S. Corporate securities...........   1,828.8       113.2          3.0     1,939.0
Foreign securities:
     Government.............................     289.1        31.7          0.5       320.3
     Financial..............................     365.8        18.5          0.9       383.4
     Utilities..............................     206.2        28.9          0.1       235.0
     Other..................................      30.4         1.3          0.8        30.9
                                              --------      ------        -----   ---------
  Total Foreign securities..................     891.5        80.4          2.3       969.6
Residential mortgage-backed securities:
     Residential pass-throughs..............   1,125.0       218.1          1.7     1,341.4
     Residential CMOs.......................   4,868.7       318.1          1.1     5,185.7
                                              --------      ------        -----   ---------
Total Residential mortgage-backed
  securities................................   5,993.7       536.2          2.8     6,527.1
Commercial/Multifamily mortgage-backed
  securities................................     193.0        13.4          0.8       205.6
                                              --------      ------        -----   ---------
    Total Mortgage-backed securities........   6,186.7       549.6          3.6     6,732.7
Other loan-backed securities................      49.2         0.2          0.2        49.2
                                              --------      ------        -----   ---------

Total debt securities available for sale....  $9,783.9      $762.8        $15.7   $10,531.0
                                              ========      ======        =====   =========

At December 31, 1994 and 1993, net unrealized appreciation (depreciation) of $(386.4) million and $747.1 million, respectively, on available for sale debt securities included $(308.6) million and $582.8 million, respectively, related to experience-rated contractholders, which were not included in shareholder's equity.

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


The amortized cost and fair value of debt securities for the year ended December 31, 1994 are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

                                                    AMORTIZED         FAIR
                                                      COST            VALUE
                                                    ---------       ---------
                                                            (millions)
        Due to mature:
         One year or less.......................    $   103.9       $   103.5
         After one year through five years......      1,965.6         1,920.0
         After five years through ten years.....      2,371.3         2,207.0
         After ten years........................      1,707.8         1,599.4
         Mortgage-backed securities.............      3,733.1         3,682.0
         Other loan-backed securities...........        696.1           679.5
                                                    ---------       ---------

                 Total..........................    $10,577.8       $10,191.4
                                                    =========       =========

At December 31, 1994 and 1993, debt securities carried at $7.0 million and $7.3 million, respectively, were on deposit as required by regulatory authorities.

The valuation reserve for mortgage loans was $3.1 million and $4.2 million at December 31, 1994 and 1993, respectively. The carrying value of non-income producing investments was $0.2 million and $34.3 million at December 31, 1994 and 1993, respectively.

Investments in a single issuer, other than obligations of the U.S. government, with a carrying value in excess of 10% of the Company's shareholder's equity at December 31, 1994 are as follows:


                                                      AMORTIZED   FAIR
             DEBT SECURITIES                             COST     VALUE
             ---------------                           ---------  ------
                                                           (millions)

             General Electric Capital Corporation.......  $264.9  $252.1
             General Motors Corporation.................   167.8   161.7
             Society National Bank......................   152.8   143.7
             Ford Motor Company.........................   144.7   142.3
             Associates Corporation of North America....   132.9   131.1
             First Deposit Master Trust 1994-1A.........   114.9   112.1

The portfolio of debt securities at December 31, 1994 and 1993 included $318 million and $329 million, respectively, (3% of the debt securities for both years) of investments that are considered "below investment grade". "Below investment grade" securities are defined to be securities that carry a rating below BBB-/Baa3, by Standard & Poors/Moody's Investor Services, respectively. Of these below investment grade assets, $32 million and $39 million, at December 31, 1994 and 1993, respectively, were investments that were purchased at investment grade, but whose ratings have since been downgraded.

Included in residential mortgage-back securities are collateralized mortgage obligations ("CMOs") with carrying values of $2.6 billion and $5.2 billion at December 31, 1994 and 1993, respectively. The $2.6 billion decline in

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


CMOs from December 31, 1993 to December 31, 1994 was related primarily to sales and principal repayments. CMO sales of $1.6 billion resulted in net realized capital gains of $35 million of which $23 million was allocated to experience-rated contracts. The Company's CMO exposure was reduced as a result of changes in their risk and return characteristics and to better diversify the risk profile of the Company's assets. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates whereby the CMOs would be subject to repayments of principal earlier or later than originally anticipated. At December 31, 1994 and 1993, approximately 85% and 93%, respectively, of the Company's CMO holdings consisted of sequential and planned amortization class ("PAC") debt securities which are subject to less prepayment and extension risk than other CMO instruments. At December 31, 1994 and 1993, approximately 82% of the Company's CMO holdings were collateralized by residential mortgage loans, on which the timely payment of principal and interest was backed by specified government agencies (e.g., GNMA, FNMA, FHLMC).

If due to declining interest rates, principal was to be repaid earlier than originally anticipated, the Company could be affected by a decrease in investment income due to the reinvestment of these funds at a lower interest rate. Such prepayments may result in a duration mismatch between assets and liabilities which could be corrected as cash from prepayments could be reinvested at an appropriate duration to adjust the mismatch.

Conversely, if due to increasing interest rates, principal was to be repaid slower than originally anticipated, the Company could be affected by a decrease in cash flow which reduces the ability to reinvest expected principal repayments at higher interest rates. Such slower payments may result in a duration mismatch between assets and liabilities which could be corrected as available cash flow could be reinvested at an appropriate duration to adjust the mismatch.

At December 31, 1994 and 1993, 4% and 3%, respectively, of the Company's CMO holdings consisted of interest-only strips (IOs) or principal-only strips (POs). IOs receive payments of interest and POs receive payments of principal on the underlying pool of mortgages. The risk inherent in holding POs is extension risk related to dramatic increases in interest rates whereby the future payments due on POs could be repaid much slower than originally anticipated. The extension risks inherent in holding POs, PACs and sequentials was mitigated by purchasing offsetting positions in IOs. During dramatic increases in interest rates, IOs would generate more future payments than originally anticipated.

The risk inherent in holding IOs is prepayment risk related to dramatic decreases in interest rates whereby future IO cash flows could be much less than originally anticipated and in some cases could be less than the original cost of the IO. The risks inherent in IOs are mitigated by holding offsetting positions in PO's, PACs, and sequentials. During dramatic decreases in interest rates POs, PACs and sequentials would generate future cash flows much quicker than originally anticipated.

In 1993, due to declining interest rates and prepayments on the underlying pool of mortgages, the amortized cost on IO's was written down by $85.4 million. IO writedowns of $4.7 million, net of $80.7 million allocated to experience-rated contracts, were reflected in 1993 net realized capital gains (losses). In 1994, due to increasing interest rates, unrealized gains on IO's increased from $0.5 million at December 31, 1993 to $17.8 million at December 31, 1994. Conversely, unrealized gains on POs decreased from $36.7 million at December 31, 1993 to $5.3 million at December 31, 1994. 1994 net realized gains (losses) included net gains of $10.0 million as a result of sales of IOs and POs (including amounts allocated to experience-rated contractholders).

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


The Company did not use derivative instruments (ie., futures, forward contracts, interest swaps, etc.) for hedging or any other purposes in 1994 or 1993.

The Company does hold investments in certain debt and equity securities with derivative characteristics (ie., including the fact that their market value is at least partially determined by, among other things, levels of or changes in interest rates, prepayment rates, equity markets or credit ratings/spreads).

The amortized cost and fair value of these securities, included in the $10.8 billion investment portfolio, as of December 31, 1994 was as follows:


                                                                      AMORTIZED           FAIR
                                                                         COST             VALUE
                                                                      ----------        ---------
                                                                              (millions)
     Collateralized mortgage obligations (including
        interest-only and principal-only strips)......................  $2,671.0         $2,564.5
     Treasury and agency strips:
        Principal.....................................................      20.7             21.6
        Interest......................................................     104.2             90.2
     Mandatorily convertible preferred stock..........................      12.1             11.6

Investments in available for sale equity securities were as follows:

                                                             GROSS          GROSS
                                                           UNREALIZED     UNREALIZED       FAIR
                                                COST         GAINS          LOSSES         VALUE
                                               -------     ----------     ----------      --------
                                                                  (Millions)
     1994
     Equity Securities                          $230.5       $ 6.5         $    7.9       $  229.1
                                                ------       -----         --------       --------

     1993
     Equity Securities                          $160.7       $12.0         $    0.1       $  172.6
                                                ------       -----         --------       --------

At December 31, 1994 and 1993, 91% of outstanding policy loans had fixed interest rates. The fixed interest rates for annuity policy loans ranged from 1% to 3% for individual annuity policies in both 1994 and 1993. The fixed interest rates for individual life policy loans ranged from 5% to 8% in 1994 and 6% to 8% in 1993. The remaining outstanding policy loans had variable interest rates averaging 8% in 1994 and 1993. Investment income from policy loans was $11.5 million, $10.8 million and $9.5 million in 1994, 1993 and 1992, respectively.

Off-Balance Sheet Financial Instruments

At December 31, 1993, the Company had $149.0 million in outstanding forward commitments to purchase mortgage-backed securities at a specified future date and at a specified price or yield. These instruments involve elements of market risk whereby future changes in market prices may make a financial instrument less valuable. However, the difference between the fair value at which the commitments can be settled, and the contractual value of these securities, was immaterial at December 31, 1993. There were no outstanding forward commitments at December 31, 1994.

There were no material concentrations of off-balance sheet financial instruments at December 31, 1994 and 1993.

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


3. CAPITAL GAINS AND LOSSES ON INVESTMENT OPERATIONS

Realized capital gains or losses are the difference between proceeds received from investments sold or prepaid, and amortized cost. Net realized capital gains as reflected in the Consolidated Statements of Income are after deductions for net realized capital gains (losses) allocated to experience-rated contracts of $(29.1) million, $(54.8) million and $36.1 million for the years ended December 31, 1994, 1993, and 1992, respectively. Net realized capital gains (losses) allocated to experience-rated contracts are deferred and subsequently reflected in credited rates on an amortized basis. Net unamortized gains (losses), reflected as a component of Policyholders' Funds Left With the Company, were $(50.7) million and $(16.5) million at the end of December 31, 1994 and 1993, respectively.

Changes to the mortgage loan valuation reserve and writedowns on debt securities are included in net realized capital gains (losses) and amounted to $1.1 million and $(98.5) million, of which $0.8 million and $(91.5) million were allocable to experience-rated contractholders, for the years ended December 31, 1994 and 1993, respectively. There were no changes to the valuation reserve or writedowns in 1992. The 1993 losses were primarily related to writedowns of interest-only mortgage-backed securities to their fair value.

Net realized capital gains (losses) on investments, net of amounts allocated to experience-rated contracts, were as follows:


                                                 1994    1993    1992
                                                 ----    ----    ----
                                                      (millions)
      Debt securities..........................  $ 1.0  $ 9.6    $12.9
      Equity securities........................    0.2     .1      0.5
      Mortgage loans...........................    0.3   (0.2)       -
                                                 -----  -----    -----
      Pretax realized capital gains............  $ 1.5  $ 9.5    $13.4
                                                 =====  =====    =====
        After-tax realized capital gains.......  $ 1.0  $ 6.2    $ 8.8
                                                 =====  =====    =====

Gross gains of $26.6 million, $33.3 million and $13.9 million and gross losses of $25.6 million, $23.7 million and $1.0 million were realized from the sales of investments in debt securities in 1994, 1993 and 1992, respectively.

Changes in unrealized capital gains (losses), excluding changes in unrealized capital gains (losses) related to experience-rated contracts, for the years ended December 31, were as follows:


                                                        1994     1993       1992
                                                        ----     ----       ----
                                                              (millions)
      Debt securities..............................  $(242.1)   $164.3      $   -
      Equity securities............................    (13.3)     10.6       (0.1)
      Limited partnership..........................     (1.8)        -          -
                                                     -------    ------      -----
                                                      (257.2)    174.9       (0.1)

      Deferred federal income taxes (See Note 6)...     46.3      61.2          -
                                                     -------    ------      -----
      Net change in unrealized capital gains
       (losses)....................................  $(303.5)   $113.7      $(0.1)
                                                     =======    ======      =====

The net change in unrealized capital gains (losses) on debt securities in 1994 and 1993 resulted from the adoption of FAS No. 115. For the year ended December 31, 1992, debt securities were carried at amortized cost. The unrecorded net appreciation for debt securities carried at amortized cost (including amounts allocable to experience-rated contracts) amounted to $612.4 million at December 31, 1992.

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Net unrealized capital gains (losses) allocable to experience-rated contracts of $(308.6) million and $582.8 million at December 31, 1994 and 1993, respectively, are not included in shareholder's equity. These amounts are reflected on the Consolidated Balance Sheet in policyholders' funds left with the Company.

Shareholder's equity included the following unrealized capital gains (losses), which are net of amounts allocable to experience-rated contractholders, at December 31:


                                                              1994           1993          1992
                                                              ----           ----          ----
                                                                          (millions)
     Debt securities
          Gross unrealized capital gains..................   $  27.4         $164.3       $    -
          Gross unrealized capital losses.................    (105.2)             -            -
                                                             -------         ------       ------
                                                               (77.8)         164.3            -
     Equity securities
          Gross unrealized capital gains..................       6.5           12.0          2.0
          Gross unrealized capital losses.................      (7.9)          (0.1)        (0.7)
                                                             -------         ------       ------
                                                                (1.4)          11.9          1.3
     Limited partnership
          Gross unrealized capital gains..................         -              -            -
          Gross unrealized capital losses.................      (1.8)             -            -
                                                             -------         ------       ------
                                                                (1.8)             -            -
     Deferred federal income taxes (See Note 6)...........     108.0           61.7          0.5
                                                             -------         ------       ------
     Net change in unrealized capital gains (losses)......   $(189.0)        $114.5       $  0.8
                                                             =======         ======       ======

4.  NET INVESTMENT INCOME

Sources of net investment income were as follows:

                                                                1994        1993        1992
                                                              ------      ------      ------
                                                                       (millions)
   Debt securities.........................................   $823.9      $828.0      $763.7
   Preferred stock.........................................      3.9         2.3         2.8
   Investment in affiliated mutual funds...................      5.2         2.9         3.2
   Mortgage loans..........................................      1.4         1.5         1.8
   Policy loans............................................     11.5        10.8         9.5
   Reinsurance loan to affiliate...........................     51.5        53.3        56.7
   Cash equivalents........................................     29.5        16.8        16.6
   Other...................................................      6.7         7.7         6.4
                                                              ------      ------      ------
   Gross investment income.................................    933.6       923.3       860.7
   Less investment expenses................................    (16.4)      (11.4)      (12.6)
                                                              ------      ------      ------
   Net investment income...................................   $917.2      $911.9      $848.1
                                                              ======      ======      ======

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Net investment income includes amounts allocable to experience-rated contractholders of $677.1 million, $661.3 million and $604.0 million for the years ended December 31, 1994, 1993 and 1992, respectively. Interest credited to contractholders is included in Current and Future Benefits.

5.  DIVIDEND RESTRICTIONS AND SHAREHOLDER'S EQUITY

The amount of dividends that may be paid to the shareholder in 1995 without prior approval by the Insurance Commissioner of the State of Connecticut is $70.9 million.

The Insurance Department of the State of Connecticut (the "Department") recognizes as net income and shareholder's equity those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from generally accepted accounting principles. Statutory net income was $70.9 million, $77.6 million and $62.5 million for the years ended December 31, 1994, 1993 and 1992, respectively. Statutory shareholder's equity was $615.0 million and $574.4 million as of December 31, 1994 and 1993, respectively.

As of December 31, 1994, the Company does not utilize any statutory accounting practices which are not prescribed by insurance regulators that, individually or in the aggregate, materially affect statutory shareholder's equity.

6.  FEDERAL INCOME TAXES

The Company is included in the consolidated federal income tax return of Aetna. Aetna allocates to each member an amount approximating the tax it would have incurred were it not a member of the consolidated group, and credits the member for the use of its tax saving attributes in the consolidated return.

As discussed in Note 1, the Company adopted FAS No. 109 as of January 1, 1992 resulting in a cumulative effect benefit of $22.8 million.

In August 1993, the Omnibus Budget Reconciliation Act of 1993 (OBRA) was enacted which resulted in an increase in the federal corporate tax rate from 34% to 35% retroactive to January 1, 1993. The enactment of OBRA resulted in an increase in the deferred tax liability of $3.4 million at date of enactment, which is included in the 1993 deferred tax expense.

Components of income tax expense (benefits) were as follows:


                                    1994     1993       1992
                                    ----     ----       ----
                                           (millions)
   Current taxes (benefits):
     Income from operations......  $ 78.7   $ 87.1      $ 68.0
     Net realized capital gains..   (33.2)    18.1        18.1
                                   ------   ------      ------
                                     45.5    105.2        86.1
                                   ------   ------      ------
   Deferred taxes (benefits):
     Income from operations......    (8.0)   (14.2)      (17.7)
     Net realized capital gains..    33.7    (14.8)      (13.5)
                                   ------   ------      ------
                                     25.7    (29.0)      (31.2)
                                   ------   ------      ------
       Total.....................  $ 71.2   $ 76.2      $ 54.9
                                   ======   ======      ======

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Income tax expense was different from the amount computed by applying the federal income tax rate to income before federal income taxes for the following reasons:


                                                    1994      1993      1992
                                                   ------    ------    ------
                                                           (millions)
   Income before federal income taxes............  $216.5    $219.1    $168.1
   Tax rate......................................    35  %     35  %     34  %
                                                   ------    ------    ------
   Application of the tax rate...................    75.8      76.7      57.2
                                                   ------    ------    ------
   Tax effect of:
       Excludable dividends......................    (8.6)     (8.7)     (6.4)
       Tax reserve adjustments...................     2.9       4.7       5.1
       Reinsurance transaction...................     1.9      (0.2)     (0.5)
       Tax rate change on deferred liabilities...       -       3.7         -
       Other, net................................    (0.8)        -      (0.5)
                                                   ------    ------    ------
         Income tax expense......................  $ 71.2    $ 76.2    $ 54.9
                                                   ======    ======    ======

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities under FAS No. 109 at December 31, 1994 and 1993 are presented below:


                                                                 1994    1993
                                                                ------  ------
                                                                  (millions)
Deferred tax assets:
 Insurance reserve............................................  $211.5  $195.4
 Net unrealized capital losses................................   136.3       -
 Investment losses not currently deductible...................    15.5    31.2
 Postretirement benefits other than pensions..................     8.4     8.6
 Impairment reserves..........................................       -     7.9
 Other........................................................    28.3    19.3
                                                                ------  ------
Total gross assets............................................   400.0   262.4
Less valuation allowance......................................   136.3       -
                                                                ------  ------
 Deferred tax assets net of valuation.........................   263.7   262.4

Deferred tax liabilities:
 Deferred policy acquisition costs............................   385.2   355.2
 Unrealized losses allocable to experience-rated contracts....   108.0       -
 Market discount..............................................     3.6     5.4
 Net unrealized capital gains.................................       -    61.7
 Other........................................................     0.4     1.6
                                                                ------  ------
  Total gross liabilities.....................................   497.2   423.9
                                                                ------  ------
  Net deferred tax liability..................................  $233.5  $161.5
                                                                ======  ======

Net unrealized capital gains and losses are presented in shareholder's equity net of deferred taxes. At December 31, 1994, $81.0 million of net unrealized capital losses were reflected in shareholder's equity without deferred tax benefits. For federal income tax purposes, capital losses are deductible only against capital gains in the year of sale or during the carryback and carryforward periods (three and five years, respectively). Due to the expected

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


full utilization of capital gains in the carryback period and the uncertainty of future capital gains, a valuation allowance of $28.3 million related to million related to the net unrealized capital losses has been reflected in shareholder's equity. In addition, $308.6 million of net unrealized capital losses related to experience-rated contracts are not reflected in shareholder's equity since such losses, if realized, are allocable to contractholders. However, the potential loss of tax benefits on such losses is the risk of the Company and therefore would adversely affect the Company rather than the contractholder. Accordingly, an additional valuation allowance of $108.0 million has been reflected in shareholder's equity as of December 31, 1994. Any reversals of the valuation allowance are contingent upon the recognition of future capital gains in the Company's federal income tax return or a change in circumstances which causes the recognition of the benefits to become more likely than not. Non-recognition of the deferred tax benefits on net unrealized losses described above had no impact on net income for 1994, but has the potential to adversely affect future results if such losses are realized.

The "Policyholders' Surplus Account," which arose under prior tax law, is generally that portion of a life insurance company's statutory income that has not been subject to taxation. As of December 31, 1983, no further additions could be made to the Policyholders' Surplus Account for tax return purposes under the Deficit Reduction Act of 1984. The balance in such account was approximately $17.2 million at December 31, 1994. This amount would be taxed only under certain conditions. No income taxes have been provided on this amount since management believes the conditions under which such taxes would become payable are remote.

The Internal Revenue Service ("Service") has completed examinations of the consolidated federal income tax returns of Aetna through 1986. Discussions are being held with the Service with respect to proposed adjustments. However, management believes there are adequate defenses against, or sufficient reserves to provide for, such adjustments. The Service has commenced its examinations for the years 1987 through 1990.

7.  BENEFIT PLANS

Employee Pension Plans - The Company, in conjunction with Aetna, has non-contributory defined benefit pension plans covering substantially all employees. The plans provide pension benefits based on years of service and average annual compensation (measured over sixty consecutive months of highest earnings in a 120 month period). Contributions are determined using the Entry Age Normal Cost Method and, for qualified plans subject to ERISA requirements, are limited to the amounts that are currently deductible for tax reporting purposes. The accumulated benefit obligation and plan assets are recorded by Aetna. The accumulated plan assets exceed accumulated plan benefits. There has been no funding to the plan for the years 1992 through 1994, and therefore, no expense has been recorded by the Company.

Agent Pension Plans - The Company, in conjunction with Aetna, has a non-qualified pension plan covering certain agents. The plan provides pension benefits based on annual commission earnings. The accumulated plan assets exceed accumulated plan benefits. There has been no funding to the plan for the years 1992 through 1994, and therefore, no expense has been recorded by the Company.

Employee Postretirement Benefits - In addition to providing pension benefits, Aetna also provides certain postretirement health care and life insurance benefits, subject to certain caps, for retired employees. Medical and dental benefits are offered to all full-time employees retiring at age 50 with at least 15 years of service or at age 65 with at least 10 years of service. Retirees are required to contribute to the plans based on their years of service with Aetna.

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Aetna implemented FAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions in 1992 on the immediate recognition basis. The cumulative effect charge for all Aetna employees was reflected in Aetna's 1992 Statement of Income. Prior to the adoption of FAS No. 106, the cost of postretirement benefits was charged to operations as payments were made. The accumulated benefit obligation and plan assets are recorded by Aetna. Accumulated postretirement benefits exceed plan assets.

The cost to the Company associated with the Aetna postretirement plans for 1994, 1993 and 1992 were $1.0 million, $0.8 million and $0.8 million, respectively.

Agent Postretirement Benefits - The Company, in conjunction with Aetna, also provides certain postemployment health care and life insurance benefits for certain agents. The impact of recognizing the liability for agent costs was a cumulative effect adjustment of $13.2 million (net of deferred taxes of $6.8 million) and is reported in the 1992 Consolidated Statement of Income.

The cost to the Company associated to the agents' postretirement plans for 1994, 1993 and 1992 were $0.7 million, $0.6 million and $0.7 million, respectively.

Incentive Savings Plan - Substantially all employees are eligible to participate in a savings plan under which designated contributions, which may be invested in common stock of Aetna or certain other investments, are matched, up to 5% of compensation, by Aetna. Pretax charges to operations for the incentive savings plan were $3.3 million, $3.1 million and $2.8 million in 1994, 1993 and 1992, respectively.

Stock Plans - Aetna has a stock incentive plan that provides for stock options and deferred contingent common stock or cash awards to certain key employees. Aetna also has a stock option plan under which executive and middle management employees of Aetna may be granted options to purchase common stock of Aetna at the market price on the date of grant or, in connection with certain business combinations, may be granted options to purchase common stock on different terms. The cost to the Company associated to the Aetna stock plans for 1994 and 1993 was $2.3 million, $0.4 million, respectively. The cost for 1992 was immaterial.

8.  RELATED PARTY TRANSACTIONS

The Company is compensated by the Separate Accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance contracts, the Separate Accounts pay the Company a daily fee which, on an annual basis, ranges, depending on the product, from .70% to 1.80% of their average daily net assets. The Company also receives fees from the variable life and annuity mutual funds and The Aetna Series Fund for serving as investment adviser. Under the advisory agreements, the Funds pay the Company a daily fee which, on an annual basis, ranges, depending on the fund, from .25% to 1.00% of their average daily net assets. The advisory agreements also call for the variable funds to pay their own administrative expenses and for The Aetna Series Fund to pay certain administrative expenses. The Company also receives fees (expressed as a percentage of the average daily net assets) from The Aetna Series Fund for providing administration shareholder services and promoting sales. The amount of compensation and fees received from the Separate Accounts and Funds, included in Charges Assessed Against Policyholders, amounted to $104.6 million, $93.6 million and $80.5 million in 1994, 1993 and 1992, respectively. The Company may waive advisory fees at its discretion.

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


The Company may, from time to time, make reimbursements to a Fund for some or all of its operating expenses. Reimbursement arrangements may be terminated at any time without notice.

Since 1981, all domestic individual non-participating life insurance of Aetna and its subsidiaries has been issued by the Company. Effective December 31, 1988, the Company entered into a reinsurance agreement with Aetna Life Insurance Company ("Aetna Life") in which substantially all of the non-participating individual life and annuity business written by Aetna Life prior to 1981 was assumed by the Company. A $108.0 million commission, paid by the Company to Aetna Life in 1988, was capitalized as deferred policy acquisition costs. The Company maintained insurance reserves of $690.3 million and $711.0 million as of December 31, 1994 and 1993, respectively, relating to the business assumed. In consideration for the assumption of this business, a loan was established relating to the assets held by Aetna Life which support the insurance reserves. The loan is being reduced in accordance with the decrease in the reserves. The fair value of this loan was $630.3 million and $685.8 million as of December 31, 1994 and 1993, respectively, and is based upon the fair value of the underlying assets. Premiums of $32.8 million, $33.3 million and $36.8 million and current and future benefits of $43.8 million, $55.4 million and $47.2 million were assumed in 1994, 1993 and 1992, respectively.

Investment income of $51.5 million, $53.3 million and $56.7 million was generated from the reinsurance loan to affiliate in 1994, 1993 and 1992, respectively. Net income of approximately $25.1 million, $13.6 million and $21.7 million resulted from this agreement in 1994, 1993 and 1992, respectively.

On December 16, 1988, the Company assumed $25.0 million of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company also is responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $24.2 million and $27.8 million were maintained for this contract as of December 31, 1994 and 1993, respectively.

Effective February 1, 1992, the Company increased its retention limit per individual life to $2.0 million and entered into a reinsurance agreement with Aetna Life to reinsure amounts in excess of this limit, up to a maximum of $8.0 million on any new individual life business, on a yearly renewable term basis. Premium amounts related to this agreement for 1994, 1993 and 1992 were immaterial.

Effective December 31, 1992, the Company entered into an assumption reinsurance agreement with Aetna Life to reinsure a block of approximately 3,500 life contingent, period certain and deferred lump sum annuities (totaling $175.5 million in premium) issued by the Company to Aetna Casualty to fund its obligations under structured settlement agreements. The negotiated price recognized the sale of future profits and included consideration to ALIAC for the continued administration of the reinsured contracts on behalf of, and in the name of, Aetna Life.

The Company received no capital contributions in 1994, 1993 or 1992.

Premiums due and other receivables include $27.6 million and $9.8 million due from affiliates in 1994 and 1993, respectively. Other liabilities include $27.9 million and $26.1 million due to affiliates for 1994 and 1993, respectively.

Substantially all of the administrative and support functions of the Company are provided by Aetna and its affiliates. The financial statements reflect allocated charges for these services based upon measures appropriate for the type and nature of service provided.

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


9.  REINSURANCE

The Company utilizes indemnity reinsurance agreements to reduce its exposure to large losses in all aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverables deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

The following table includes premium amounts ceded/assumed to/from affiliated companies as discussed in Note 8 above.

                                                                    CEDED TO             ASSUMED
                                                   DIRECT             OTHER           FROM OTHER CO         NET
                                                   AMOUNT           COMPANIES                    --        AMOUNT
                                                   ------           ---------                              ------
     1994                                                                   (millions)
     Premiums:
       Life Insurance...........................   $ 25.8             $ 6.0              $32.8             $ 52.6
       Accident and Health Insurance............     10.8               9.3                  -                1.5
       Annuities................................     69.9                 -                0.2               70.1
                                                  -------------------------------------------------------------------
        Total earned premiums...................   $106.5             $15.3              $33.0             $124.2
                                                  ===================================================================
     1993
     Premiums:
       Life Insurance...........................   $ 20.9             $ 5.6              $33.3             $ 48.6
       Accident and Health Insurance............     14.4              12.9                  -                1.5
       Annuities................................     31.3                 -                0.7               32.0
                                                  -------------------------------------------------------------------
        Total earned premiums...................   $ 66.6             $18.5              $34.0             $ 82.1
                                                  ===================================================================
     1992
     Premiums:
       Life Insurance...........................   $ 20.8             $ 5.2              $36.8             $ 52.4
       Accident and Health Insurance............     15.1              13.7                  -                1.4
       Annuities................................     18.4                 -                0.3               18.7
                                                  -------------------------------------------------------------------
        Total earned premiums...................   $ 54.3             $18.9              $37.1             $ 72.5
                                                  ===================================================================

10.  FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of the Company's financial instruments at December 31, 1994 and 1993 were as follows:

                                                     1994                  1993
                                             --------------------  --------------------
                                             CARRYING     FAIR     CARRYING     FAIR
                                               VALUE      VALUE      VALUE      VALUE
                                             ---------  ---------  ---------  ---------
     Assets:                                                 (millions)
         Cash and cash equivalents.......... $   623.3  $   623.3  $   536.1  $   536.1
         Short-term investments.............      98.0       98.0       22.6       22.6
         Debt securities....................  10,191.4   10,191.4   10,531.0   10,531.0
         Equity securities..................     229.1      229.1      172.6      172.6
         Limited partnership................      24.4       24.4          -          -
         Mortgage loans.....................       9.9        9.9       10.1       10.1
     Liabilities:
         Investment contract liabilities:
               With a fixed maturity........     826.7      833.5      733.3      795.6
               Without a fixed maturity.....   8,074.9    7,870.4    8,196.4    8,099.3


           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, such as estimates of timing and amount of expected future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument. In evaluating the Company's management of interest rate and liquidity risk, the fair values of all assets and liabilities should be taken into consideration, not only those above.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the above financial instruments:

Short-term instruments: Fair values are based on quoted market prices or dealer quotations. Where quoted market prices are not available, the carrying amounts reported in the Consolidated Balance Sheets approximates fair value. Short-term instruments have a maturity date of one year or less and include cash and cash equivalents, and short-term investments.

Debt and equity securities: Fair values are based on quoted market prices or dealer quotations. Where quoted market prices or dealer quotations are not available, fair value is estimated by using quoted market prices for similar securities or discounted cash flow methods.

Mortgage loans: Fair value is estimated by discounting expected mortgage loan cash flows at market rates which reflect the rates at which similar loans would be made to similar borrowers. The rates reflect management's assessment of the credit quality and the remaining duration of the loans. The fair value estimate of mortgage loans of lower quality, including problem and restructured loans, is based on the estimated fair value of the underlying collateral.

Investment contract liabilities (included in Policyholders' Funds Left With the Company): With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

Without a fixed maturity: Fair value is estimated as the amount payable to the contractholder upon demand. However, the Company has the right under such contracts to delay payment of withdrawals which may ultimately result in paying an amount different than that determined to be payable on demand.

11.  SEGMENT INFORMATION

Effective December 31, 1994, the Company's operations, which previously were reported in total, will now be reported through two major business segments:
Life Insurance and Financial Services. The Life Insurance segment markets most types of life insurance including universal life, interest-sensitive whole life, and term insurance. These products are offered primarily to individuals, small businesses, employer-sponsored groups and executives of Fortune 2000 companies. The Financial Services segment markets and services individual and group annuity contracts which offer a variety of funding and distribution options for personal and employer-sponsored retirement plans that qualify for tax deferral under sections 401(k) for corporations, 403(b) for hospitals and educational institutions, 408 for individual retirement accounts, and 457 for state and local governments and tax exempt healthcare organizations (the "deferred compensation market"), of the Internal Revenue Code. These contracts may be immediate or deferred. These products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups.

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A WHOLLY OWNED SUBSIDIARY OF AETNA LIFE AND CASUALTY COMPANY)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


Summarized financial information for the Company's principal operations was as follows:


                                            1994        1993         1992
                                          ---------  -----------  ----------
                                                     (millions)
Revenue:
 Life insurance.......................... $   386.1   $   371.7    $   363.6
 Financial services......................     946.1       892.8        812.5
                                          ---------   ---------    ---------
  Total revenue.......................... $ 1,332.2   $ 1,264.5    $ 1,176.1
                                          =========   =========    =========

Income from continuing operations before
    income taxes and cumulative effect
     adjustments:
    Life insurance....................... $    96.8   $    98.0    $    74.6
    Financial services...................     119.7       121.1         93.5
                                          ---------   ---------    ---------
     Total income from continuing
      operations before income taxes
      and cumulative effect adjustments.. $   216.5   $   219.1    $   168.1

Net income:
    Life insurance....................... $    59.8   $    56.1    $    45.6
    Financial services...................      85.5        86.8         67.6
                                          ---------   ---------    ---------
       Income before cumulative effect
        adjustments...................... $   145.3   $   142.9    $   113.2
                                          ---------   ---------    ---------
       Cumulative effect adjustments.....         -           -          9.6
Net income............................... $   145.3   $   142.9    $   122.8
                                          =========   =========    =========


                                            1994        1993         1992
                                                     (millions)
Assets under management, at fair value:
   Life insurance........................ $ 2,175.2   $ 2,180.1    $ 1,973.1
   Financial services....................  17,791.9    16,600.5     13,644.3
                                          ---------   ---------    ---------
      Total assets under management...... $19,967.1   $18,780.6    $15,617.4
                                          =========   =========    =========


PART I. FINANCIAL INFORMATION
Item I. Financial Statements


           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

                       Consolidated Statements of Income
                                  (millions)

                                                  9 Months Ended September 30,
                                                  ----------------------------
                                                       1995            1994
                                                       ----            ----
                                                            (Unaudited)
Revenue:
  Premiums                                               $94.8           $79.2
  Charges assessed against policyholders                 231.1           207.0
  Net investment income                                  732.0           684.9
  Net realized capital gains                              19.3             5.3
  Other income                                            30.0             3.9
                                                     ---------       ---------
        Total revenue                                  1,107.2           980.3

Benefits and expenses:
  Current and future benefits                            677.1           621.1
  Operating expenses                                     222.9           166.7
  Amortization of deferred policy acquisition costs       27.3            31.7
                                                     ---------       ---------
       Total benefits and expenses                       927.3           819.5

Income before federal income taxes                       179.9           160.8

Federal income taxes                                      58.8            51.4
                                                     ---------       ---------
Net income                                              $121.1          $109.4
                                                     =========       =========


See Condensed Notes to Consolidated Financial Statements.

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES

        (A wholly owned subsidiary of Aetna Life and Casualty Company)

                      Consolidated Balance Sheets
                               (millions)

                                                                                        September 30,           December 31,
Assets                                                                                      1995                    1994
------                                                                                      ----                    ----
Investments:                                                                              (Unaudited)
  Debt securities, available for sale:
    (amortized cost:  $11,540.8 and $10,577.8)                                             $11,999.5               $10,191.4
  Equity securities, available for sale:
    Non-redeemable preferred stock (cost:  $54.8 and $43.3)                                     61.5                    47.2
    Investment in affiliated mutual funds (cost:  $213.9 and $187.1)                           241.7                   181.9
    Common stock (cost:  $5.7 at September 30, 1995)                                             7.6                     --
  Short-term investments                                                                        16.6                    98.0
  Mortgage loans                                                                                 5.6                     9.9
  Policy loans                                                                                 305.7                   248.7
  Limited partnership                                                                           24.6                    24.4
                                                                                         ------------             ------------
       Total investments                                                                    12,662.8                10,801.5

Cash and cash equivalents                                                                      506.4                   623.3
Accrued investment income                                                                      171.8                   142.2
Premiums due and other receivables                                                              54.5                    75.8
Deferred policy acquisition costs                                                            1,283.1                 1,172.0
Reinsurance loan to affiliate                                                                  659.4                   690.3
Other assets                                                                                    21.2                    15.9
Separate Accounts assets                                                                     9,931.9                 7,420.8
                                                                                         ------------             -----------
       Total assets                                                                        $25,291.1               $20,941.8

                                                                                         ============             ===========
Liabilities and Shareholder's Equity
------------------------------------
Liabilities:
  Future policy benefits                                                                    $3,247.2                $2,920.4
  Unpaid claims and claim expenses                                                              22.9                    23.8
  Policyholders' funds left with the Company                                                10,132.7                 8,949.3
                                                                                         ------------             -----------
       Total insurance reserve liabilities                                                  13,402.8                11,893.5
  Other liabilities                                                                            261.4                   302.1
  Federal income taxes:
    Current                                                                                     17.6                     3.4
    Deferred                                                                                   167.6                   233.5
  Separate Accounts liabilities                                                              9,931.9                 7,420.8
                                                                                         ------------             -----------
       Total liabilities                                                                    23,781.3                19,853.3
                                                                                         ------------             -----------
Shareholder's equity:
  Common stock, par value $50 (100,000 shares
   authorized; 55,000 shares issued and outstanding)                                             2.8                     2.8
  Paid-in capital                                                                              407.6                   407.6
  Net unrealized capital gains (losses)                                                        111.2                  (189.0)
  Retained earnings                                                                            988.2                   867.1
                                                                                         ------------             -----------
       Total shareholder's equity                                                            1,509.8                 1,088.5
                                                                                         ------------             -----------

         Total liabilities and shareholder's equity                                        $25,291.1               $20,941.8
                                                                                         ============             ===========


See Condensed Notes to Consolidated Financial Statements.

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

          Consolidated Statements of Changes in Shareholder's Equity
                                  (millions)

                                                   9 Months Ended September 30,
                                                   ----------------------------
                                                        1995             1994
                                                        ----             ----
                                                             (Unaudited)
Shareholder's equity, beginning of period             $1,088.5         $1,246.7

Net change in unrealized capital gains (losses)          300.2           (224.1)

Net income                                               121.1            109.4
                                                      ---------        ---------

Shareholder's equity, end of period                   $1,509.8         $1,132.0
                                                      =========        =========

See Condensed Notes to Consolidated Financial Statements.

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES (A wholly owned subsidiary of Aetna Life and Casualty Company)

                  Consolidated Statements of Cash Flows
                                (millions)

                                                                                    9 Months Ended September 30,
                                                                                    ----------------------------
                                                                                      1995                 1994
                                                                                      ----                 ----
                                                                                             (Unaudited)
Cash Flows from Operating Activities:
         Net income                                                                   $121.1               $109.4
         Adjustments to reconcile net income to net cash
           provided by operating activities:
         Increase in accrued investment income                                         (29.6)                (9.8)
         Decrease in premiums due and other receivables                                 28.1                 12.4
         Increase in policy loans                                                      (57.0)               (31.3)
         Increase in deferred policy acquisition costs                                (111.1)               (52.7)
         Decrease in reinsurance loan to affiliate                                      30.9                 21.0
         Net increase in universal life account balances                               164.0                110.2
         Increase in other insurance reserve liabilities                                10.6                 14.1
         Net (increase) decrease in other liabilities and other assets                 (17.2)                23.3
         Increase in federal income taxes                                               (3.6)               (17.7)
         Net accretion of discount on debt securities                                  (48.9)               (62.0)
         Net realized capital gains                                                    (19.3)                (5.3)
                                                                                   ----------           ----------
               Net cash provided by operating activities                                68.0                111.6
                                                                                   ----------           ----------

Cash Flows from Investing Activities:
         Proceeds from sales of:
             Debt securities available for sale                                      3,276.2              2,976.0
             Equity securities                                                         130.5                 87.4
         Investment maturities and collections of:
            Debt securities available for sale                                         420.7              1,134.0
            Short-term investments                                                      95.6                 16.2
         Cost of investment purchases in:
            Debt securities available for sale                                      (4,581.6)            (4,460.5)
            Equity securities                                                         (170.2)              (159.2)
            Short-term investments                                                     (14.2)               (87.5)
            Limited partnership                                                          --                 (25.0)
                                                                                   ----------           ----------
               Net cash used for investing activities                                 (843.0)              (518.6)
                                                                                   ----------           ----------

Cash Flows from Financing Activities:
         Deposits and interest credited for investment contracts                     1,461.9              1,328.6
         Withdrawals of investment contracts                                          (803.8)              (705.3)
                                                                                   ----------           ----------
               Net cash provided by financing activities                               658.1                623.3
                                                                                   ----------           ----------

Net (decrease) increase in cash and cash equivalents                                  (116.9)               216.3
Cash and cash equivalents, beginning of period                                         623.3                536.1
                                                                                   ----------           ----------

Cash and cash equivalents, end of period                                              $506.4               $752.4
                                                                                   ==========           ==========

Supplemental cash flow information:
    Income taxes paid, net                                                             $62.4                $69.1
                                                                                   ==========           ==========

See Condensed Notes to Consolidated Financial Statements.

           AETNA LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
         (A wholly owned subsidiary of Aetna Life and Casualty Company)

       Condensed Notes to Consolidated Financial Statements (Unaudited)


1. Basis of Presentation
   ---------------------

   The consolidated financial statements include Aetna Life Insurance and Annuity Company and its wholly owned subsidiaries, Aetna Insurance Company of America, Systematized Benefits Administrators, Inc., Aetna Private Capital, Inc. and Aetna Investment Services, Inc. (collectively, the "Company"). Aetna Life Insurance and Annuity Company is a wholly owned subsidiary of Aetna Life and Casualty Company ("Aetna").

   The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and are unaudited. Certain reclassifications have been made to 1994 financial information to conform to 1995 presentation. These interim statements necessarily rely heavily on estimates including assumptions as to annualized tax rates. In the opinion of management, all adjustments necessary for a fair statement of results for the interim periods have been made. All such adjustments are of a normal recurring nature.

2. Federal Income Taxes
   --------------------

   Net unrealized capital gains and losses are presented in shareholder's equity net of deferred taxes. During the nine months ended September 30, 1995, the Company moved from a net unrealized capital loss position of $189.0 million at December 31, 1994, to a net unrealized capital gain position of $111.2 million at September 30, 1995, primarily due to decreases in interest rates. As a result, all valuation allowances previously established related to deferred tax assets on these capital losses were reversed, which had no impact on net income for the three and nine months ended September 30, 1995.

                          VARIABLE ANNUITY ACCOUNT B
                          PART C - OTHER INFORMATION

Item 24.    Financial Statements and Exhibits
---------------------------------------------
   (a) Financial Statements:
       (1)    Inapplicable
       (2)    Included in Part B:
              Financial Statements of Variable Annuity Account B:
              -   Independent Auditors' Report
              -   Statement of Assets and Liabilities as of December 31, 1994
              -   Statement of Operations for the year ended December 31, 1994
              - Statements of Changes in Net Assets for the years ended December 31, 1994 and 1993
              -   Notes to Financial Statements
              - Unaudited Statement of Assets and Liabilities as of September 30, 1995
              - Unaudited Statement of Operations for the nine-month period ended September 30, 1995
              - Unaudited Statements of Changes in Net Assets for nine-month period ended September 30, 1995 and year ended December 31, 1994
              -   Notes to Financial Statements
              Financial Statements of the Depositor:
              -   Independent Auditors' Report
              - Consolidated Statements of Income for the years ended December 31, 1994, 1993 and 1992
              -   Consolidated Balance Sheets as of December 31, 1994 and 1993
              - Consolidated Statements of Changes in Shareholder's Equity for the three years ended December 31, 1994, 1993 and 1992
              - Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1993 and 1992
              -   Notes to Financial Statements

              - Unaudited Consolidated Statements of Income for the nine-month periods ended September 30, 1995 and 1994
              - Unaudited Consolidated Balance Sheets as of September 30, 1995 and December 31, 1994
              - Unaudited Consolidated Statements of Changes in Shareholder's Equity for the nine-month periods ended September 30, 1995 and 1994
              - Unaudited Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 1995 and 1994
              -   Condensed Notes to Consolidated Financial Statements

   (b) Exhibits
       (1) Resolution of the Board of Directors of Aetna Life Insurance and Annuity Company establishing Variable Annuity Account B/1/
       (2)    Not applicable
       (3.1)  Form of Selling Agreement/2/
       (4) Form of Variable Annuity Contracts (G-CDA-IC(NQ)), (GMCC-IC(NQ)), (G-CDA-IC(IR)), (GMCC -IC(IR)), (I-CDA-IC(NQ/MP)), (I-CDA-IC (IR/MP))/2/
       (5)    Form of Variable Annuity Contract Application (300-MAR-IB)/2/
       (6)    Certificate of Incorporation and By-Laws of Depositor/3/
       (7)    Form of Reinsurance Agreement*
       (8.1) Fund Participation Agreement between Aetna Life Insurance and Annuity Company, Nicholas-Applegate Series Trust, and Nicholas-Applegate Capital Management/4/
       (8.2) Marketing and Services Agreement among Aetna Life Insurance and Annuity Company, Nicholas-Applegate Capital Management and Nicholas-Applegate Securities*
       (9)    Opinion of Counsel
       (10.1) Consent of Independent Auditors
       (10.2) Consent of Counsel (included in exhibit 24(b)(9))
       (11)   Not applicable
       (12)   Not applicable
       (13)   Computation of Performance Data
       (14)   Financial Data Schedule (see exhibit 27)
       (15.1) Powers of Attorney/5/
       (15.2) Authorization for Signatures/6/

*  To be filed by amendment.
1. Incorporated by reference to Registration Statement on Form N-4
   (File No. 2-52448) filed February 28, 1986.
2. Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4 (File No. 33-34370) filed on April 19, 1994.
3. Incorporated by reference to Post-Effective Amendment No. 58 to Registration Statement on Form N-4 (File No. 2-52449) filed on February 28, 1994.
4. Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N1-A (File No. 33-94896) as filed electronically on January 24, 1996.
5. The Power of Attorney for David E. Bushong is incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4
   (File No. 33-87932) as filed electronically on September 18, 1995. The Powers of Attorney for all other signatories are incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 33-75982), as filed electronically, on February 16, 1996.
6. Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 33-79122) filed electronically on August 16, 1995.

Item 25.  Directors and Officers of the Depositor
-------------------------------------------------


Name and Principal
Business Address*                      Positions and Offices with Depositor
------------------                     ------------------------------------
Daniel P. Kearney                      Director and President

Christopher J. Burns                   Director and Senior Vice President, Life

Laura R. Estes                         Director and Senior Vice President,
                                       ALIAC Pensions

Shaun P. Mathews                       Director and Senior Vice President,
                                       Strategic Markets and Products

Timothy A. Holt                        Director

John Y. Kim                            Director and Senior Vice President, ALIAC
                                       Investments

Gail P. Johnson                        Director, Vice President, Annuity

Glen Salow                             Director, Vice President, ALIAC IT

Creed R. Terry                         Director, Vice President, Select &
                                       Manage Markets

James C. Hamilton                      Vice President and Treasurer

David E. Bushong                       Acting Chief Financial Officer

Eugene M. Trovato                      Vice President, Chief Accounting Officer
                                       and Corporate Controller

Zoe Baird                              Senior Vice President and General Counsel

Fred J. Franklin                       Vice President and Chief Compliance
                                       Officer

Susan E. Schechter                     Corporate Secretary and Counsel

* The principal business address of all directors and officers listed is 151 Farmington Avenue, Hartford, Connecticut 06156.

Item 26.  Persons Controlled by or Under Common Control with the Depositor or
-----------------------------------------------------------------------------
Registrant
----------

   Incorporated herein by reference to Item 26 of Post Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 33-75982), as filed electronically, on February 16, 1996.


Item 27.  Number of Contract Owners
-----------------------------------

   As of December 31, 1995, there were 33,702 individuals holding interests in variable annuity contracts funded through Account B.

Item 28.  Indemnification
-------------------------

   Reference is hereby made to Section 33-320a of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations. The statute provides in general that Connecticut corporations shall indemnify their officers, directors, employees, agents, and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by a majority of the board of directors not a party to the proceeding by written consent; by independent legal counsel selected by a majority of the directors not involved in the proceeding; or by a majority of the shareholders not involved in the proceeding) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all the circumstances that such person is reasonably entitled to be indemnified.

   C.G.S. Section 33-320a provides an exclusive remedy: a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, bylaws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

   Consistent with the statute, Aetna Life and Casualty Company has procured insurance from Lloyd's of London and several major United States excess insurers for its directors and officers and the directors and officers of its subsidiaries, including the Depositor, which supplements the indemnification rights provided by C.G.S. Section 33-320a to the extent such coverage does not violate public policy.

Item 29.  Principal Underwriter
-------------------------------

   (a) In addition to serving as the principal underwriter for the Registrant, Aetna Life Insurance and Annuity Company (ALIAC) also acts as the principal underwriter for Variable Life Account B and Variable Annuity Accounts C and G (separate accounts of ALIAC registered as unit investment trusts), and Variable Annuity Account I (a separate account of Aetna Insurance Company of America registered as a unit investment trust). Additionally, ALIAC is the investment adviser for Aetna Variable Fund, Aetna Income Shares, Aetna Variable Encore Fund, Aetna Investment Advisers Fund, Inc., Aetna GET Fund, Aetna Series Fund, Inc. and Aetna Generation Portfolios, Inc. ALIAC is also the depositor of Variable Life Account B and Variable Annuity Accounts C and G.

   (b) See Item 25 regarding the Depositor.

   (c) Compensation as of December 31, 1994:



     (1)                (2)                  (3)                 (4)             (5)
Name of          Net Underwriting      Compensation
Principal        Discounts             on Redemption         Brokerage
Underwriter      and Commissions       or Annuitization      Commissions     Compensation*
-----------      ----------------      ----------------      -----------     -------------
Aetna Life                                 $269,230                            $9,036,662
Insurance and
Annuity
Company


* Compensation shown in column 5 includes deductions for mortality and expense risk guarantees and contract charges assessed to cover costs incurred in the sales and administration of the contracts issued under Account B.

Item 30.  Location of Accounts and Records
------------------------------------------

   All records concerning contract owners of Variable Annuity Account B are located at the home office of the Depositor as follows:

                  Aetna Life Insurance and Annuity Company
                  151 Farmington Avenue
                  Hartford, Connecticut  06156

Item 31.  Management Services
-----------------------------

   Not applicable

Item 32.  Undertakings
----------------------

   Registrant hereby undertakes:

   (a) to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

   (b) to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and

   (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

   (d) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

       As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Variable Annuity Account B of Aetna Life Insurance and Annuity Company, has duly caused this Pre-Effective Amendment No. 1 to its Registration Statement on Form N-4 (File No. 33-62473) to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Hartford, State of Connecticut, on the 16th day of February, 1996.

                                             VARIABLE ANNUITY ACCOUNT B OF AETNA
                                              LIFE INSURANCE AND ANNUITY COMPANY
                                                  (Registrant)

                                         By: AETNA LIFE INSURANCE AND ANNUITY
                                             COMPANY
                                                  (Depositor)

                                         By: Daniel P. Kearney*
                                            ------------------------------------
                                             Daniel P. Kearney
                                             President

       As required by the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 33-62473) has been signed by the following persons in the capacities and on the dates indicated.

Signature                 Title                                             Date
---------                 -----                                             ----

Daniel P. Kearney*        Director and President                     )
-----------------------   (principal executive officer)              )
Daniel P. Kearney                                                    )
                                                                     )
                                                                     )
David E. Bushong*         Acting Chief Financial Officer             ) February
-----------------------                                              ) 16, 1996
David E. Bushong                                                     )
                                                                     )
Eugene M. Trovato*        Vice President, Chief Accounting Officer   )
-----------------------   and Corporate Controller                   )
Eugene M. Trovato                                                    )
                                                                     )
Timothy A. Holt*          Director                                   )
-----------------------                                              )
Timothy A. Holt                                                      )
                                                                     )
Christopher J. Burns*     Director                                   )
-----------------------                                              )
Christopher J. Burns                                                 )

John Y. Kim*              Director                                   )
-----------------------                                              )
John Y. Kim                                                          )
                                                                     )
Laura R. Estes*           Director                                   )
-----------------------                                              )
Laura R. Estes                                                       )
                                                                     )
Shaun P. Mathews*         Director                                   )
-----------------------                                              )
Shaun P. Mathews                                                     )
                                                                     )
Gail P. Johnson*          Director                                   )
-----------------------                                              )
Gail P. Johnson                                                      )
                                                                     )
Glen Salow*               Director                                   )
-----------------------                                              )
Glen Salow                                                           )
                                                                     )
Creed R. Terry*           Director
-----------------------
Creed R. Terry



/s/ Julie E. Rockmore
----------------------------------
  Julie E. Rockmore
  *Attorney-in-Fact

                          VARIABLE ANNUITY ACCOUNT B
                                 EXHIBIT INDEX

Exhibit No.       Exhibit
-----------       -------
99-B.1            Resolution of the Board of Directors of Aetna Life        *
                  Insurance and Annuity Company establishing Variable
                  Annuity Account B

99-B.3.1          Form of Selling Agreement                                 *

99-B.4            Form of Variable Annuity Contracts                        *

99-B.5            Form of Variable Annuity Contract Application             *

99-B.6            Certificate of Incorporation and By-Laws of Depositor     *

99-B-7.           Form of Reinsurance Agreement                             **

99-B.8.1          Fund Participation Agreement between Aetna Life
                  Insurance and Annuity Company and Nicholas-Applegate
                  Series Trust, and Nicholas-Applegate Capital Management   *

99-B.8.2          Marketing and Services Agreement among Aetna Life
                  Insurance and Annuity Company, Nicholas-Applegate
                  Capital Management and Nicholas-Applegate Securities      **

99-B.9            Opinion of Counsel                                     -------

99-B.10.1         Consent of Independent Auditors                        -------

99-B.10.2         Consent of Counsel (included in exhibit 99-B.9)           *

99-B.13           Computation of Performance Data                        -------

99-B15.1          Powers of Attorney                                        *

99-B.15.2         Authorization for Signatures                              *

(27)              Financial Data Schedule                                -------

*Incorporated by reference
**To be filed by amendment